Exhibit 99.2

Royal Bank of Canada | First Quarter 2016 Helping clients thrive and communities prosper

Royal Bank of Canada first quarter 2016 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, February 24, 2016 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,447 million for the first quarter ended January 31, 2016, flat from the prior year. Our results reflect higher earnings in Wealth Management which benefited from the inclusion of our acquisition of City National Bank (City National) which closed on November 2, 2015 and contributed $53 million to earnings; $107 million(1) excluding amortization of intangibles of $31 million after-tax and $23 million after-tax of acquisition and integration costs. Results also reflect record earnings in Personal & Commercial Banking and higher earnings in Investor & Treasury Services offset by lower results in Insurance and Capital Markets. Our results include favourable foreign exchange translation. Our provision for credit loss (PCL) ratio of 0.31% increased 7 bps from the prior year, resulting from the low oil price environment. In addition, today we announced an increase to our quarterly dividend of $0.02 or 3% to $0.81 per share.

Compared to last quarter, net income decreased $146 million or 6%, mainly reflecting the prior quarter net favourable tax adjustments recorded in Corporate Support. Higher earnings in Investor & Treasury Services, Wealth Management, Personal & Commercial Banking and Capital Markets were also partially offset by lower earnings in Insurance.

We maintained a strong Common Equity Tier 1 (CET1) ratio of 9.9%, down 70 bps from the prior quarter, reflecting the impact from the closing of the City National acquisition.

“Within the context of a challenging macro environment, we delivered solid earnings of $2.4 billion this quarter, and I’m pleased to announce a 3% increase to our quarterly dividend,” said Dave McKay, RBC President and CEO. “In today’s environment, I’m confident that RBC’s diversified business model and disciplined risk and cost management approach position us well to continue to support our clients and deliver long-term value to our shareholders.”

Q1 2016 compared to Q1 2015

•	Net income of $2,447 million (flat from $2,456 million)
•	Diluted earnings per share (EPS) of $1.58 (down $0.07 from $1.65)
•	Return on common equity (ROE)(2) of 15.3% (down 400 bps from 19.3%)
•	Basel III CET1 ratio of 9.9% (up 30 bps from 9.6%)

Q1 2016 compared to Q4 2015

•	Net income of $2,447 million (down 6% from $2,593 million)
•	Diluted EPS of $1.58 (down $0.16 from $1.74)
•	ROE of 15.3% (down 260 bps from 17.9%)
•	Basel III CET1 ratio of 9.9% (down 70 bps from 10.6%)

(1)	City National results excluding amortization of intangibles, and acquisition and integration costs is a non-GAAP measure that provides readers with a better understanding of management’s perspective on our performance.
(2)	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of this report.

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
6	Key corporate events of 2016
6	Financial performance
6	Overview
10	Business segment results
10	How we measure and report our business segments
10	Key performance and non-GAAP measures
11	Personal & Commercial Banking
13	Wealth Management
14	Insurance
15	Investor & Treasury Services
16	Capital Markets
17	Corporate Support
17	Results by geographic segment
18	Quarterly results and trend analysis
20	Financial condition
20	Condensed balance sheets
21	Off-balance sheet arrangements
23	Risk management
23	Credit risk
30	Market risk
34	Liquidity and funding risk
44	Capital management
49	Additional financial information
49	Accounting and control matters
49	Summary of accounting policies and estimates
49	Changes in accounting policies and disclosures
50	Future changes in regulatory disclosures and guidance
50	Controls and procedures
50	Related party transactions
51	Enhanced Disclosure Task Force recommendations index
52	Interim Condensed Financial Statements (unaudited)
57	Notes to the Interim Condensed Financial Statements (unaudited)
80	Shareholder information

2        Royal Bank of Canada        First Quarter 2016

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three month period ended or as at January 31, 2016, compared to the corresponding periods in the prior fiscal year and the three month period ended October 31, 2015. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2016 (Condensed Financial Statements) and related notes and our 2015 Annual Report. This MD&A is dated February 23, 2016. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2015 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2016 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding risk. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of this Q1 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Q1 2016 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report, as updated by the Overview and outlook section of this Q1 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of this Q1 2016 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview and outlook

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 37 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2016        3

Selected financial and other highlights

	As at or for the three months ended			Change January 31, 2016 vs.
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2016	October 31 2015	January 31 2015	October 31 2015	January 31 2015
Continuing operations
Total revenue	$9,359	$8,019	$9,644	$1,340	$(285)
Provision for credit losses (PCL)	410	275	270	135	140
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	829	292	1,522	537	(693)
Non-interest expense	4,960	4,647	4,620	313	340
Income before income taxes	3,160	2,805	3,232	355	(72)
Net income	$2,447	$2,593	$2,456	$(146)	$(9)
Segments – net income
Personal & Commercial Banking	$1,290	$1,270	$1,255	$20	$35
Wealth Management	303	255	230	48	73
Insurance	131	225	185	(94)	(54)
Investor & Treasury Services	143	88	142	55	1
Capital Markets	570	555	594	15	(24)
Corporate Support	10	200	50	(190)	(40)
Net income	$2,447	$2,593	$2,456	$(146)	$(9)
Selected information
Earnings per share (EPS) – basic	$1.59	$1.74	$1.66	$(0.15)	$(0.07)
– diluted	1.58	1.74	1.65	(0.16)	(0.07)
Return on common equity (ROE) (1), (2)	15.3%	17.9%	19.3%	(260) bps	(400) bps
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.23%	0.24%	8 bps	7 bps
Gross impaired loans (GIL) as a % of loans and acceptances (3)	0.59%	0.47%	0.46%	12 bps	13 bps
Liquidity coverage ratio (LCR) (4)	122%	127%	n.a.	(5)	n.a.
Capital ratios, Leverage ratio and multiples
Common Equity Tier 1 (CET1) ratio	9.9%	10.6%	9.6%	(70) bps	30 bps
Tier 1 capital ratio	11.3%	12.2%	11.0%	(90) bps	30 bps
Total capital ratio	13.4%	14.0%	13.0%	(60) bps	40 bps
Leverage ratio	4.0%	4.3%	3.8%	(30) bps	20 bps
Selected balance sheet and other information
Total assets	$1,200,352	$1,074,208	$1,086,695	$126,144	$113,657
Securities	233,711	215,508	230,723	18,203	2,988
Loans (net of allowance for loan losses)	516,186	472,223	448,210	43,963	67,976
Derivative related assets	132,560	105,626	150,564	26,934	(18,004)
Deposits	769,568	697,227	654,707	72,341	114,861
Common equity	63,111	57,048	51,314	6,063	11,797
Average common equity (1)	61,450	55,800	49,250	5,650	12,200
Total capital risk-weighted assets	462,449	413,957	407,934	48,492	54,515
Assets under management (AUM) (5)	561,500	498,400	485,700	63,100	75,800
Assets under administration (AUA) (5), (6)	4,823,200	4,609,100	4,729,300	214,100	93,900
Common share information
Shares outstanding (000s) – average basic	1,486,560	1,443,992	1,442,591	42,568	43,969
– average diluted	1,495,035	1,450,405	1,449,419	44,630	45,616
– end of period	1,486,631	1,443,423	1,442,592	43,208	44,039
Dividends declared per common share	$0.79	$0.79	$0.75	$–	$0.04
Dividend yield (7)	4.4%	4.3%	3.9%	10 bps	50 bps
Common share price (RY on TSX) (8)	$72.55	$74.77	$71.74	$(2.22)	$0.81
Market capitalization (TSX) (8)	107,855	107,925	103,492	(70)	4,363
Business information (number of)
Employees (full-time equivalent) (FTE)	76,380	72,839	73,332	3,541	3,048
Bank branches	1,430	1,355	1,365	75	65
Automated teller machines (ATMs)	4,900	4,816	4,913	84	(13)
Period average US$ equivalent of C$1.00 (9)	$0.728	$0.758	$0.839	$(0.030)	$(0.111)
Period-end US$ equivalent of C$1.00	$0.714	$0.765	$0.787	$(0.051)	$(0.073)
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Effective the first quarter of 2016, GIL includes $636 million related to the acquired credit impaired (ACI) loans portfolio from our acquisition of City National, with over 90% covered by loss-sharing agreements with the Federal Deposit Insurance Corporation (FDIC). ACI loans added 9 bps to our first quarter 2016 GIL ratio.
(4)	LCR is a new regulatory measure under the Basel III Framework, and is calculated using the Liquidity Adequacy Requirements (LAR) guideline. Effective in the second quarter of 2015, LCR was adopted prospectively, and is not applicable for prior periods. For further details, refer to the Liquidity and funding risk section.
(5)	Represents period-end spot balances.
(6)	AUA includes $20.4 billion and $9.7 billion (October 31, 2015 – $21.0 billion and $8.0 billion; January 31, 2015 – $23.2 billion and $7.6 billion) of securitized residential mortgages and credit card loans, respectively.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable

4        Royal Bank of Canada        First Quarter 2016

Economic and market review and outlook – data as at February 23, 2016

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Canada

The Canadian economy grew modestly by 0.3% in November 2015, following no growth in October and a 0.5% drop in September. We expect the Canadian economy to hold steady in the fourth calendar quarter as November’s recovery did not fully offset the earlier weakness. Growth for calendar 2015 is expected to be 1.2% which is consistent with our estimate on December 1, 2015. The solid labour market performance in 2015 and lower fuel prices supported another quarter of strong consumer spending activity. Housing activity remained strong during the fourth calendar quarter despite housing starts falling in December 2015, with resale activity in 2015 up 5.5% over 2014. The national unemployment rate increased slightly to 7.2% in January 2016, compared to 7.1% in December 2015, as the labour force grew faster than employment, while Alberta’s unemployment rate increased to 7.4% in January 2016, compared to 7.0% in December 2015, the highest rate in 20 years. The continual decline in oil prices and diverging market expectations of interest rate changes between the Bank of Canada (BoC) and the U.S. Federal Reserve Bank (Fed) put downward pressure on the Canadian dollar. The declining Canadian dollar, in combination with firm U.S. demand, lifted exports in the final month of the year. The BoC maintained its overnight rate at 0.5% in January 2016 citing that the risks to the inflation outlook were balanced and that a shift in activity toward the non-resource sectors was underway.

In light of the current macroeconomic headwinds, including a downward revision of forecasted oil prices in 2016, we expect the Canadian economy to grow at a rate of 1.8% during calendar 2016, which is below our estimate of 2.2% as at December 1, 2015. Conditions are mixed in the housing market as the economies of oil-producing provinces are likely to remain under pressure given the persistence of low oil prices. In addition, there is the potential for some of the more robust markets, such as Toronto, to see sales weaken as affordability is stretched. Energy companies are likely to pare back on investment in 2016, however, oil prices are expected to rise modestly in the second half of the year, reflecting a pullback in supply as the further drop in the number of active rigs results in lower levels of global output. With increased export growth expected to be sufficient to offset further weakness in the energy sector, we expect the BoC to maintain its overnight rate at 0.5% through calendar 2016.

U.S.

The U.S. economy slowed in the fourth calendar quarter of 2015, compared to the previous two calendar quarters, and grew at an estimated rate of 0.7%, due to weaker exports, moderation in inventory investment and slower consumer spending. The decline in net exports was due to the strengthening U.S. dollar and weak global trade volumes. The labour market remained stable and the unemployment rate of 4.9% in January 2016 was close to full-employment. The housing market continues to improve with starts hitting a seven-year high in 2015. Despite the improvement in the labour and housing markets, the Fed maintained a cautious policy stance in January and held the funds target range at 0.25% to 0.5%.

We expect the U.S. economy to grow at a rate of 2.3% during calendar 2016, which is below our previous estimate of 2.8% as at December 1, 2015, with improving labour markets expected to support consumer spending growth and housing market activity, while net exports are likely to act as a drag on growth. We also expect to see a modest rebound in business investment in calendar 2016 as sustained U.S. growth will result in businesses increasing capacity, despite the continued pressure faced by energy producers limiting activity.

Europe

The Euro area economy continued its recovery and grew by 0.3% in the fourth calendar quarter of 2015. In the 2015 calendar year, the economy grew by 1.5%, which is consistent with our previous estimate of 1.5% and above the 0.9% pace in 2014. Stimulative monetary policy adopted by the European Central Bank (ECB), lower energy prices and a weaker Euro are expected to support the acceleration in the growth rate in 2016. The unemployment rate reached its lowest level since September 2011 and was 10.4% in December 2015, compared to 10.6% in September 2015. The ECB continued its monthly asset purchase program, the Public Sector Purchase Program (PSPP), by making monthly purchases of up to €60 billion of a combination of euro-denominated public sector securities, asset-based securities and covered bonds.

We expect the Euro area economy to grow at a modestly faster pace of 1.7% during calendar 2016 as the economy benefits from the ECB stimulus and further weakening in the euro. However, recent market turmoil has tightened financial conditions and we expect the ECB to undertake additional stimulus measures by further reducing its deposit rate to –0.4% from –0.3% to counteract this unwanted tightening. In December, the ECB announced an extension to the PSPP for an additional six months. No further extensions are expected at this time.

Financial markets

Equity indices in Canada, the U.S., most major European economies, and Asia continued to experience increased volatility during our first fiscal quarter, largely related to the effect of lower global oil prices, diverging monetary policies amongst global central banks, and persistent weakness in the Chinese manufacturing sector despite aggressive actions taken by the Chinese central bank. Yields on long-term government bonds in Canada and the U.S. fluctuated during the fiscal quarter. However, both the Canadian and U.S. Treasury benchmark 10-year government bond yield ended the fiscal quarter lower than the previous quarter. The much-anticipated hike from the U.S. Federal Reserve came in December 2015 seven years after rates were first lowered to emergency levels during the financial crisis. Credit spreads on corporate bonds generally remained steady during the fiscal quarter as compared to the widening experienced in the prior quarter. Crude oil prices reached a 13-year low, adding to concerns about the growth in the global economy. The continual decline in prices was driven by oversupply concerns, the end of economic sanctions on Iran and slowing growth in China. Non-precious metals prices continued to decline due to slower global growth and high inventory levels.

Royal Bank of Canada        First Quarter 2016        5

The macroeconomic headwinds discussed above, such as continuing lower oil prices, slower growth in the global economy and possible cuts by the BoC to its overnight rate, may alter our outlook and may adversely impact our results, through items such as higher provision for credit losses in our retail and wholesale loan portfolios and the impact on the general business and economic conditions in the regions we operate, for the remainder of fiscal 2016 and future periods.

Regulatory environment

We continue to monitor and prepare for regulatory developments in a manner that seeks to ensure compliance with new requirements while mitigating any adverse business or economic impacts. Such impacts could result from new or amended regulations and the expectations of those who enforce them. Significant developments include continuing changes to global and domestic standards for capital and liquidity, over-the-counter (OTC) derivatives reform, initiatives to enhance requirements for institutions deemed systemically important to the financial sector, and changes to resolution regimes addressing bail-in and total loss-absorbing capacity. We also continue to implement reforms enacted under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) including those related to the Fed’s enhanced prudential standards for bank holding companies and Foreign Banking Organizations (the FBO Rule).

On November 2, 2015, our existing U.S. holding company, RBC USA Holdco Corporation, became a U.S. bank holding company, subjecting it to certain U.S.-based requirements as a result of our acquisition of City National Bank Corporation, a U.S. insured depository institution. We have met these new U.S. bank holding company requirements and continue to progress towards completing the formation of our U.S. intermediate holding company (IHC) under the FBO Rule and enhancing our existing practices in order to provide the governance and infrastructure needed to implement and support the remaining U.S.-specific requirements for our IHC as they take effect up until 2018. These requirements encompass the Fed’s capital planning requirement, for which the Fed has granted a one-year extension to our IHC to comply (deferred to January 1, 2017) and the Fed’s stress test requirement (also deferred by one year to January 1, 2018).

RBC has incurred, and will continue to incur, costs to comply with these additional U.S. financial reporting, risk management and governance requirements and we may have less flexibility in our capital and liquidity planning which historically has been managed on a global basis. These impacts are not expected to materially affect our overall results.

Bail-in regimes continue to be implemented in a number of jurisdictions following the 2008 financial crisis in an effort to limit taxpayer exposure to potential losses of a failing institution and ensure the institution’s shareholders and creditors remain responsible for bearing such losses. The former Federal government under the Conservative party had proposed a “bail-in” regime for the six domestic systemically important banks (D-SIBs) which would have granted the Federal government the power to permanently cancel a D-SIB’s existing common shares and/or convert its long-term senior debt into common shares once the institution was no longer viable. Higher Loss Absorbency requirements would have also applied to ensure affected banks maintain sufficient capital to absorb the proposed conversions. It is unclear at this time whether the new Liberal government will reinstate the previous government’s proposal and what impact any proposed changes might have on our cost of funding.

On November 9, 2015, the Financial Stability Board (FSB) finalized minimum common international standards related to the total loss-absorbing capacity (TLAC) of global systemically important banks (G-SIBs). The standards are intended to address the sufficiency of G-SIBs’ loss absorbing capacity in a resolution situation in a manner that minimizes impact on financial stability and ensures continuity of critical functions. Under the final standards, G-SIBs would be expected to hold a minimum amount of regulatory capital (Tier 1 and Tier 2) plus long-term unsecured debt that together are at least 16% of its Risk Weighted Asset (RWA), increasing to 18% of RWA by 2022. In addition, G-SIBs would be expected by 2019 to maintain a TLAC leverage ratio exposure of 6% of the Basel III leverage ratio denominator, increasing to 6.75% by 2022. RBC would become subject to these enhanced requirements if we are designated as a G-SIB by the FSB in the future. To date, neither RBC nor any other Canadian bank has been designated as a G-SIB. It is also uncertain how these standards will be integrated into any bail-in regime that could be introduced in Canada. On October 30, 2015, the Fed proposed rules establishing TLAC, long-term debt, and “clean holding company” requirements for U.S. G-SIBs and the IHCs of non-U.S. G-SIBs. RBC is not covered at this time by the proposal, but our U.S. IHC would become subject to these U.S. requirements should we be designated as a G-SIB in the future.

On April 20, 2015, the U.S. Department of Labor issued a proposal to establish a uniform fiduciary standard that would apply to providers of investment services in connection with certain U.S. retirement plans. As proposed, the rule could impose new regulatory requirements and costs on our U.S. Wealth Management brokers and investment advisors who provide individualized investment advice according to a “suitability” standard rather than a fiduciary standard. A final rule is anticipated to be issued in the spring of 2016. Depending on the content of the final rule, our U.S. Wealth Management brokers, investment advisors, and clients could incur additional compliance burdens. These impacts are not expected to materially affect our overall results, though they could require some modifications to our U.S. Wealth Management business practices and the practices of similarly affected organizations.

The EU’s Securities Financing Transaction Regulation introduces a number of obligations with respect to the rehypothecation of financial instruments pledged as collateral by EU based counterparties effective July 13, 2016. These obligations have extra-territorial application and RBC is assessing the potential impact on the collateral arrangements it has in place globally.

Effective July 2016, the Market Abuse Regulation (MAR) and accompanying Criminal Sanctions Market Abuse Directive (CSMAD) will come into force impacting all European Economic Area-based RBC entities. MAR will extend the scope of the existing market abuse regime to all financial instruments traded on a regulated market within the EU and to a far broader range of products and activities (e.g. benchmarks, algorithmic and high frequency trading). CSMAD will set minimum standards for penalties and sanctions, including custodial sentences, for the offences of insider dealing and market manipulation. The UK has, however, opted out of CSMAD.

Reforms to OTC derivatives markets continue on a global basis, with the governments of the G20 nations proceeding with plans to transform the capital regimes, national regulatory frameworks and infrastructures in which we and other market participants operate. We, along with other Canadian banks, are experiencing increased compliance costs in our wholesale banking business and potential impacts to our client- and trading-related derivatives revenue in Capital Markets.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2015 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2015 Annual Report and the Risk management and Capital management sections of this Q1 2016 Report to Shareholders.

6        Royal Bank of Canada        First Quarter 2016

Key corporate events of 2016

RBC General Insurance Company

On January 21, 2016, we announced that we have signed a 15-year strategic agreement with Aviva Canada Inc. In addition, Aviva Canada will purchase RBC General Insurance Company for $582 million, subject to closing adjustments. The transaction is expected to close in our third quarter of 2016 subject to customary closing conditions, including receipt of required regulatory approvals. A net after-tax gain on the transaction is currently estimated at $200 million. For further details, refer to Note 6 of our Condensed Financial Statements.

Certain Caribbean Wealth Management businesses

On November 4, 2015, we entered into a purchase and sale agreement to sell our trust, custody and fund administration businesses in the Caribbean to SMP Partners Group, subject to customary closing conditions and regulatory approvals. The transaction is expected to close in the latter half of calendar 2016. For further details, refer to Note 6 of our Condensed Financial Statements.

City National Corporation

On November 2, 2015, we completed the acquisition of City National Corporation (City National), the holding company for City National Bank. Total consideration of $7.1 billion (US$5.5 billion) was paid with $3.4 billion (US$2.6 billion) in cash, 41.6 million RBC common shares, and $360 million (US$275 million) of RBC first preferred shares. City National has been combined with the U.S. Wealth Management business within our Wealth Management segment. For further details, refer to Note 6 of our Condensed Financial Statements.

Financial performance

Overview

Q1 2016 vs. Q1 2015

Net income of $2,447 million was relatively flat from a year ago. Diluted earnings per share (EPS) of $1.58 was down $0.07 and return on common equity (ROE) of 15.3% was down 400 bps from 19.3% last year. Both our diluted EPS and ROE were impacted by our acquisition of City National due to the issuance of RBC common shares as noted above. Our Common Equity Tier 1 (CET1) ratio was 9.9%.

Our results reflected higher earnings in Wealth Management and Personal & Commercial Banking, and the positive impact of foreign exchange translation, which were offset by lower earnings in Insurance and Capital Markets.

Wealth Management earnings increased primarily reflecting the inclusion of our acquisition of City National, which contributed $53 million to net income (see Wealth Management segment discussion on pages 13-14 for further details). Lower restructuring costs related to our International Wealth Management business, higher earnings from growth in fee-based client assets, and benefits from our efficiency management activities also contributed to the increase. These factors were partially offset by lower semi-annual performance fees, and lower earnings due to a decrease in transaction volumes reflecting unfavourable market conditions.

Personal & Commercial Banking earnings increased mainly reflecting solid volume growth and higher fee-based revenue in Canada, and higher earnings in the Caribbean. These factors were partly offset by lower spreads, higher costs to support business growth, and higher PCL.

Investor & Treasury Services earnings were relatively flat. Higher funding and liquidity results, the positive impact of foreign exchange translation, and increased earnings on growth in client deposits were mostly offset by increased investment in technology, and lower custodial fees.

Capital Markets earnings decreased mainly due to lower results in our global markets and corporate and investment banking businesses as compared to the strong levels last year, and higher PCL. These factors were partially offset by lower variable compensation, and a lower effective tax rate.

Insurance results decreased mainly reflecting higher claims costs, primarily in our life retrocession business, and lower earnings this quarter from a new U.K. annuity contract as compared to two new contracts last year.

Q1 2016 vs. Q4 2015

Net income decreased $146 million or 6% from the prior quarter. Diluted EPS was down $0.16 and ROE was down 260 bps from 17.9% last quarter. Both our diluted EPS and ROE were impacted by our acquisition of City National as noted above.

Our results decreased mainly reflecting the net favourable tax adjustments recorded in the prior quarter. Higher earnings in Investor & Treasury Services, Wealth Management, Personal & Commercial Banking and Capital Markets were partly offset by lower earnings in Insurance.

Investor & Treasury Services earnings increased mainly due to higher funding and liquidity results reflecting stabilizing credit spreads. Higher results in our foreign exchange forwards business, and increased net interest income resulting from higher spreads also contributed to the increase. In addition, our results in the prior quarter included favourable income tax adjustments.

Wealth Management earnings increased primarily reflecting the inclusion of our acquisition of City National.

Personal & Commercial Banking earnings increased mainly reflecting higher earnings from volume growth and higher fee-based revenue in Canada, higher earnings in the Caribbean and continuing benefits from our efficiency management activities, which were partly offset by higher PCL and lower spreads.

Capital Markets earnings increased mainly due to higher trading results reflecting increased client activity and moderately improved market conditions, lower litigation provisions and related legal costs, and higher results in our corporate and investment

Royal Bank of Canada        First Quarter 2016        7

banking businesses. These factors were partially offset by higher PCL. In addition, our results in the prior quarter included favourable income tax adjustments.

Insurance results decreased as the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes. Higher claims costs in the current quarter also contributed to the decrease.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Impact of foreign currency translation

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	Q1 2016 vs. Q1 2015	Q1 2016 vs. Q4 2015
Increase (decrease):
Total revenue	$314	$75
PCL	13	6
PBCAE	27	3
Non-interest expense	184	40
Income taxes	30	9
Net income	60	17
Impact on EPS
Basic	$0.04	$0.01
Diluted	0.04	0.01

The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended
(Average foreign currency equivalent of C$1.00) (1)	January 31 2016	October 31 2015	January 31 2015
U.S. dollar	0.728	0.758	0.839
British pound	0.496	0.496	0.544
Euro	0.677	0.681	0.704

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2016	October 31 2015	January 31 2015
Interest income	$6,056	$5,715	$5,702
Interest expense	1,860	1,915	2,071
Net interest income	$4,196	$3,800	$3,631
Net interest margin (on average earning assets) (1)	1.71%	1.67%	1.74%
Investments (2)	$2,140	$2,025	$1,987
Insurance (3)	1,159	717	1,892
Trading	90	(203)	340
Banking (4)	1,092	1,127	995
Underwriting and other advisory	374	350	445
Other (5)	308	203	354
Non-interest income	$5,163	$4,219	$6,013
Total revenue	$9,359	$8,019	$9,644
Additional information
Total trading revenue
Net interest income	$638	$640	$540
Non-interest income	90	(203)	340
Total trading revenue	$728	$437	$880

(1)	Net interest margin (on average earning assets) is calculated as net interest income divided by average earning assets.
(2)	Includes securities brokerage commissions, investment management and custodial fees, and mutual fund revenue.
(3)	Includes premiums and investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(4)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(5)	Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities and share of profit in associates.

Q1 2016 vs. Q1 2015

Total revenue decreased $285 million or 3% from last year which includes the negative change in fair value of investments backing our policyholder liabilities of $738 million which was largely offset in PBCAE, and the impact of foreign exchange translation this quarter which increased our total revenue by $314 million.

8        Royal Bank of Canada        First Quarter 2016

Net interest income increased $565 million or 16%, mainly due to the inclusion of our acquisition of City National and solid volume growth across most businesses in Canadian Banking. These factors were partially offset by lower spreads.

Net interest margin was down 3 bps compared to last year, largely due to the low interest rate environment and competitive pressures.

Investments revenue increased $153 million or 8%, mainly due to the inclusion of our acquisition of City National and growth in average fee-based client assets. The positive impact of foreign exchange translation also contributed to the increase.

Insurance revenue decreased $733 million or 39%, mainly due to the change in fair value of investments backing our policyholder liabilities and a reduction in revenue related to our retrocession contracts, both of which were largely offset in PBCAE. These factors were partially offset by business growth in Canadian Insurance.

Trading revenue in Non-interest income decreased $250 million or 74%. Total trading revenue of $728 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was down $152 million or 17%, mainly due to lower equity trading results as compared to the strong levels last year, partially offset by the positive impact of foreign exchange translation.

Banking revenue increased $97 million or 10%, mainly due to increased service fee revenue, and higher foreign exchange revenue reflecting increased transaction volumes.

Underwriting and other advisory revenue decreased $71 million or 16%, primarily due to lower debt origination activity largely in the U.S., and a decrease in M&A activity mainly in Canada. These factors were partially offset by the positive impact of foreign exchange translation.

Other revenue decreased $46 million or 13%, as the prior year included a gain on sale of a real estate asset.

Q1 2016 vs. Q4 2015

Total revenue increased $1,340 million or 17% from the prior quarter, primarily due to the inclusion of our acquisition of City National and the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. Higher fixed income, commodities and foreign exchange trading revenue reflecting increased client activity and moderately improved market conditions, as well as higher M&A activity in the U.S. reflecting increased mandates and higher equity origination also contributed to the increase. Volume growth across most of our businesses in Canadian Banking also contributed to the increase. These factors were partially offset by lower volume in the Insurance annuities business.

Provision for credit losses (PCL)

Q1 2016 vs. Q1 2015

Total PCL increased $140 million or 52% from a year ago, mainly due to higher provisions in Capital Markets and Canadian Banking reflecting the impact of the low oil price environment. These factors were partially offset by lower provisions in Wealth Management.

Q1 2016 vs. Q4 2015

Total PCL increased $135 million or 49% from the prior quarter, mainly due to higher provisions in Capital Markets, and Canadian Banking.

For further details on PCL, refer to Credit quality performance in the Credit Risk section.

Insurance policyholder benefits, claims and acquisition expense

Q1 2016 vs. Q1 2015

PBCAE decreased $693 million or 46% from a year ago, mainly due to the negative change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. This was partially offset by higher claims costs in both our Canadian and International businesses.

Q1 2016 vs. Q4 2015

PBCAE increased $537 million from the prior quarter, mainly due to the positive change in fair value of investments backing our policyholder liabilities. In addition, the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes. Higher claims costs in the current quarter also contributed to the increase.

Royal Bank of Canada        First Quarter 2016        9

Non-interest expense

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2016	October 31 2015	January 31 2015
Salaries	$1,492	$1,348	$1,267
Variable compensation	1,074	955	1,181
Benefits and retention compensation	464	355	432
Share-based compensation	46	24	135
Human resources	$3,076	$2,682	$3,015
Equipment	356	342	297
Occupancy	393	368	335
Communications	203	253	198
Professional fees	240	307	198
Amortization of other intangibles	234	180	174
Other	458	515	403
Non-interest expense	$4,960	$4,647	$4,620
Efficiency ratio (1)	53.0%	57.9%	47.9%

(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue.

Q1 2016 vs. Q1 2015

Non-interest expense increased $340 million or 7%, largely due to the inclusion of our acquisition of City National of $407 million, which included $51 million related to the amortization of intangibles and $34 million related to acquisition and integration costs. An increase due to the impact of foreign exchange translation of $184 million, and higher costs in support of business growth also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets, the change in fair value of our U.S. share-based compensation plan, lower restructuring costs related to our International Wealth Management business, and continuing benefits from our efficiency management activities.

Efficiency ratio of 53.0% increased 510 bps from 47.9% last year, mainly due to the negative change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and the inclusion of our acquisition of City National. These factors were partially offset by continuing benefits from our efficiency management activities.

Q1 2016 vs. Q4 2015

Non-interest expense increased $313 million or 7%, primarily due to the inclusion of our acquisition of City National as noted above, higher variable compensation in Capital Markets, and an increase of $40 million due to the impact of foreign exchange translation. These factors were partially offset by lower litigation provisions and related legal costs in Capital Markets, the change in fair value of our U.S. share-based compensation plan, lower restructuring costs related to our International Wealth Management business, and continuing benefits from our efficiency management activities.

Efficiency ratio of 53.0% decreased 490 bps from 57.9% last quarter, mainly due to the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and continuing benefits from our efficiency management activities. This was partially offset by the inclusion of our acquisition of City National.

Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2016	October 31 2015	January 31 2015
Income taxes	$713	$212	$776
Income before income taxes	$3,160	$2,805	$3,232
Canadian statutory income tax rate (1)	26.5%	26.3%	26.3%
Lower average tax rate applicable to subsidiaries	(1.5)%	(1.8)%	(1.5)%
Tax-exempt income from securities	(4.0)%	(6.0)%	(2.7)%
Tax rate change	0.0%	0.4%	0.0%
Effect of previously unrecognized tax loss, tax credit or temporary differences	0.0%	(0.3)%	0.0%
Other	1.6%	(11.0)%	1.9%
Effective income tax rate	22.6%	7.6%	24.0%

(1)	Blended Federal and Provincial statutory income tax rate.

Q1 2016 vs. Q1 2015

Income tax expense decreased $63 million or 8% from last year, and the effective income tax rate of 22.6% decreased 140 bps mainly due to higher tax-exempt income in the current quarter.

Q1 2016 vs. Q4 2015

Income tax expense increased $501 million from last quarter, as the prior quarter included favourable tax adjustments. Higher earnings before income taxes in the current quarter also contributed to the increase. The effective income tax rate of 22.6% increased from 7.6% in the last quarter, mainly due to the favourable tax adjustments recorded in the prior quarter, as well as lower tax-exempt income in the current quarter.

10        Royal Bank of Canada        First Quarter 2016

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain largely unchanged from October 31, 2015. Effective the first quarter of 2016, we increased our capital attribution rate to our business segments to better align with higher regulatory capital requirements. For further details on attributed capital, refer to Capital Management section.

For further details on our key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2015 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2015 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended
	January 31 2016							October 31 2015	January 31 2015
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,270	$290	$129	$140	$553	$(16)	$2,366	$2,515	$2,394
Total average common equity (1), (2)	18,750	13,000	1,600	3,450	17,900	6,750	61,450	55,800	49,250
ROE (3)	26.9%	8.9%	32.4%	15.9%	12.3%	n.m.	15.3%	17.9%	19.3%

(1)	Average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital. Effective the first quarter of 2016, we increased our capital attribution rate to better align with higher regulatory capital requirements.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value. Economic profit is a non-GAAP measure that provides readers with a better understanding of management’s perspective on our performance. It does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. For 2016, our cost of capital remains unchanged at 9.0%.

The following table provides a summary of our Economic profit:

	For the three months ended
	January 31 2016							October 31 2015	January 31 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,290	$303	$131	$143	$570	$10	$2,447	$2,593	$2,456
add: Non-controlling interests	(2)	–	–	–	–	(19)	(21)	(24)	(22)
After-tax effect of amortization of other intangibles	3	49	–	3	–	1	56	26	30
Goodwill and intangibles writedown	–	–	–	–	–	–	–	–	–
Adjusted net income (loss)	$1,291	$352	$131	$146	$570	$(8)	$2,482	$2,595	$2,464
less: Capital charge	443	308	37	82	422	159	1,451	1,319	1,157
Economic profit (loss)	$848	$44	$94	$64	$148	$(167)	$1,031	$1,276	$1,307

Royal Bank of Canada        First Quarter 2016        11

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2016	October 31 2015	January 31 2015
Net interest income	$2,572	$2,569	$2,493
Non-interest income	1,111	1,080	1,073
Total revenue	3,683	3,649	3,566
PCL	284	240	252
Non-interest expense	1,676	1,717	1,628
Income before income taxes	1,723	1,692	1,686
Net income	$1,290	$1,270	$1,255
Revenue by business
Canadian Banking	$3,422	$3,409	$3,336
Caribbean & U.S. Banking	261	240	230
Selected balances and other information
ROE	26.9%	29.1%	30.8%
Net interest margin (NIM) (1)	2.68%	2.70%	2.73%
Efficiency ratio (2)	45.5%	47.1%	45.7%
Operating leverage	0.4%	1.0%	7.2%
Operating leverage adjusted (3)	n.a.	n.a.	1.0%
Effective income tax rate	25.1%	24.9%	25.6%
Average total earning assets (4)	382,300	377,300	362,300
Average loans and acceptances (4), (5)	380,300	375,400	361,500
Average deposits	314,600	307,000	293,700
AUA (6)	$222,000	$223,500	$221,400
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.25%	0.28%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding the Q1 2014 loss of $60 million related to the sale of RBC Jamaica from revenue and the provision of $40 million related to post-employment benefits and restructuring charges in the Caribbean from non-interest expense. These are non-GAAP measures.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the quarter ended January 31, 2016 of $58.3 billion and $8.4 billion, respectively (October 31, 2015 – $57.3 billion and $8.1 billion; January 31, 2015 – $56.1 billion and $7.6 billion).
(5)	Amounts have been revised from those previously presented.
(6)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2016 of $20.4 billion and $9.7 billion, respectively (October 31, 2015 – $21.0 billion and $8.0 billion; January 31, 2015 – $23.2 billion and $7.6 billion).

Q1 2016 vs. Q1 2015

Net income increased $35 million or 3%, largely reflecting solid volume growth and higher fee-based revenue in Canada, and higher earnings in the Caribbean. These factors were partly offset by lower spreads, higher costs to support business growth, and higher PCL.

Total revenue increased $117 million or 3%.

Canadian Banking revenue increased $86 million or 3%, largely reflecting solid volume growth of 6% across most businesses and higher fee-based revenue primarily attributable to increased service fee revenue, strong net long-term fund sales driving higher mutual fund distribution fees, and higher card service revenue. These factors were partly offset by lower spreads.

Caribbean & U.S. Banking revenue increased $31 million or 13% compared to last year, mainly due to the positive impact of foreign exchange translation.

Net interest margin was down 5 bps mainly due to the low interest rate environment and competitive pressures.

PCL increased $32 million, with the PCL ratio increasing 2 bps, largely due to higher provisions in both our personal lending and credit card portfolios in Canada. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $48 million or 3%, mainly reflecting higher costs to support business growth and an increase due to the impact of foreign exchange translation, partly offset by continuing benefits from our efficiency management activities.

Q1 2016 vs. Q4 2015

Net income increased $20 million or 2% from last quarter, largely reflecting volume growth and higher fee-based revenue in Canada, lower marketing costs, and higher earnings in the Caribbean. These factors were partly offset by higher PCL and lower spreads.

Total revenue increased $34 million or 1%, mainly driven by volume growth across most businesses in Canada and higher fee-based revenue primarily attributable to increased foreign exchange revenue in the Caribbean and higher card service revenue in Canada. These factors were largely offset by lower spreads.

Net interest margin decreased 2 bps largely due to the continuing low interest rate environment.

PCL increased $44 million, with the PCL ratio increasing 5 bps, mainly reflecting higher provisions across most of our portfolios in Canada. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $41 million or 2%, largely reflecting lower marketing costs and continuing benefits from our efficiency management activities.

12        Royal Bank of Canada        First Quarter 2016

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2016	October 31 2015	January 31 2015
Net interest income	$2,403	$2,407	$2,341
Non-interest income	1,019	1,002	995
Total revenue	3,422	3,409	3,336
PCL	266	228	234
Non-interest expense	1,495	1,529	1,460
Income before income taxes	1,661	1,652	1,642
Net income	$1,231	$1,227	$1,220
Revenue by business
Personal Financial Services	$1,932	$1,956	$1,886
Business Financial Services	792	774	792
Cards and Payment Solutions	698	679	658
Selected balances and other information
ROE	31.8%	35.2%	36.9%
NIM (1)	2.62%	2.65%	2.68%
Efficiency ratio (2)	43.7%	44.9%	43.8%
Operating leverage	0.2%	(1.5)%	0.0%
Effective income tax rate	25.9%	25.7%	25.7%
Average total earning assets (3)	$364,300	$360,200	$347,000
Average loans and acceptances (3), (4)	370,500	366,100	352,900
Average deposits	295,500	288,800	277,000
AUA (5)	211,900	213,700	211,100
PCL on impaired loans as a % of average net loans and acceptances	0.29%	0.25%	0.26%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the quarter ended January 31, 2016 of $58.3 billion and $8.4 billion, respectively (October 31, 2015 – $57.3 billion and $8.1 billion; January 31, 2015 – $56.1 billion and $7.6 billion).
(4)	Amounts have been revised from those previously presented.
(5)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2016 of $20.4 billion and $9.7 billion respectively (October 31, 2015 – $21.0 billion and $8.0 billion; January 31, 2015 – $23.2 billion and $7.6 billion).

Q1 2016 vs. Q1 2015

Net income increased $11 million or 1% primarily due to solid volume growth across most of our businesses and higher fee-based revenue, largely offset by lower spreads, higher costs to support business growth, and higher PCL.

Total revenue increased $86 million or 3%.

Personal Financial Services revenue increased $46 million or 2%, mainly due to growth in residential mortgages and personal deposits, and increased fee-based revenue primarily attributable to higher service fee revenue, and strong net long-term fund sales driving higher mutual fund distribution fees, partly offset by lower spreads.

Business Financial Services revenue remained flat, as solid volume growth in business loans and deposits was offset by lower spreads.

Cards and Payment Solutions revenue increased $40 million or 6%, mainly due to higher loan balances and transaction volumes.

Net interest margin decreased 6 bps compared to last year largely due to the low interest rate environment and competitive pressures.

PCL increased $32 million or 14%, with the PCL ratio increasing 3 bps, mostly due to higher provisions in both our personal lending and credit card portfolios. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $35 million or 2% mainly due to higher costs to support business growth, partly offset by continuing benefits from our efficiency management activities.

Q1 2016 vs. Q4 2015

Net income increased $4 million from last quarter, reflecting volume growth, higher fee-based revenue, and lower marketing costs, largely offset by higher PCL and lower spreads.

Total revenue increased $13 million, mainly reflecting volume growth across most businesses and higher fee-based revenue primarily attributable to higher card service revenue, as well as higher foreign exchange revenue. These factors were partly offset by lower spreads.

Net interest margin decreased 3 bps largely due to the continuing low interest rate environment.

PCL increased $38 million or 17%, with the PCL ratio increasing 4 bps, primarily reflecting higher provisions across most of our portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $34 million or 2%, largely reflecting lower marketing costs and continuing benefits from our efficiency management activities.

Royal Bank of Canada        First Quarter 2016        13

Wealth Management

(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	As at or for the three months ended
	January 31 2016	October 31 2015	January 31 2015
Net interest income	$469	$118	$124
Non-interest income
Fee-based revenue	1,270	1,188	1,145
Transactional and other revenue	348	347	397
Total revenue	2,087	1,653	1,666
PCL	5	1	13
Non-interest expense	1,678	1,317	1,333
Income before income taxes	404	335	320
Net income	$303	$255	$230
Revenue by business
Canadian Wealth Management (1)	$595	$583	$559
U.S. Wealth Management (including City National)	940	499	465
U.S. Wealth Management (including City National) (US$ millions)	685	379	391
International Wealth Management	113	124	180
Global Asset Management	439	447	462
Selected balances and other information
ROE	8.9%	17.0%	15.5%
NIM (2)	2.79%	2.46%	2.47%
Pre-tax margin (3)	19.4%	20.3%	19.2%
Number of advisors (4)	4,648	3,954	4,188
Average total earning assets	$66,900	$19,000	$19,900
Average loans and acceptances	49,500	17,300	17,800
Average deposits	83,100	37,300	39,700
AUA – total (5)	777,800	749,700	767,900
– U.S. Wealth Management (including City National) (5)	314,700	282,800	275,000
– U.S. Wealth Management (including City National) (US$ millions) (5)	224,700	216,300	216,300
AUM (5)	556,000	492,800	480,500
Average AUA	777,300	748,000	743,300
Average AUM	561,200	491,000	466,100

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2016 vs. Q1 2015	Q1 2016 vs. Q4 2015
Increase (decrease):
Total revenue	$82	$20
Non-interest expense	71	17
Net income	7	2
Percentage change in average US$ equivalent of C$1.00	(13)%	(4)%
Percentage change in average British pound equivalent of C$1.00	(9)%	0%
Percentage change in average Euro equivalent of C$1.00	(4)%	(1)%

(1)	Amounts have been revised from those previously presented.
(2)	NIM is calculated as Net interest income divided by Average total earning assets.
(3)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(4)	Represents client-facing advisors across all our wealth management businesses.
(5)	Represents period-end spot balances.

On November 2, 2015, we completed the acquisition of City National Corporation (City National), which was combined with our U.S. Wealth Management business. Our U.S. & International Wealth Management business line was divided into two businesses: U.S. Wealth Management (including City National), and International Wealth Management.

Q1 2016 vs. Q1 2015

Net income increased $73 million or 32% from a year ago, largely reflecting the inclusion of our acquisition of City National, which contributed $53 million to net income. Lower restructuring costs related to our International Wealth Management business, and higher earnings from growth in fee-based client assets also contributed to the increase. These factors were partially offset by lower semi-annual performance fees, and lower earnings due to a decrease in transaction volumes reflecting unfavourable market conditions.

Total revenue increased $421 million or 25%.

Canadian Wealth Management revenue increased $36 million or 6%, mainly due to growth in average fee-based client assets reflecting solid net sales, partially offset by lower transaction volumes.

U.S. Wealth Management (including City National) revenue increased $475 million or 102%. In U.S. dollars, revenue increased $294 million or 75%, with our acquisition of City National contributing $469 million (US$341 million) to revenue. This was partially offset by the change in fair value of our U.S. share-based compensation plan, which was largely offset in non-interest expense, and lower transaction volumes.

14        Royal Bank of Canada        First Quarter 2016

International Wealth Management revenue decreased $67 million or 37%, mainly due to the exit of certain international businesses. Lower average fee-based client assets and lower transaction volumes reflecting unfavourable market conditions also contributed to the decrease.

Global Asset Management revenue decreased $23 million or 5%, mainly due to lower semi-annual performance fees, and the impact of unfavourable market conditions. These factors were partially offset by the positive impact of foreign exchange translation.

PCL decreased $8 million. In the current quarter, we recorded provisions of $5 million related to City National. The prior year included provisions on a couple of accounts primarily related to our International Wealth Management business.

Non-interest expense increased $345 million or 26%, largely due to the inclusion of our acquisition of City National of $407 million which included $51 million related to the amortization of intangibles, and $34 million related to acquisition and integration costs. An increase due to the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by the change in fair value of our U.S. share-based compensation plan, which was largely offset in revenue, benefits from our efficiency management activities, and lower restructuring costs related to our International Wealth Management business as we recorded $19 million ($18 million after-tax) in the current quarter compared to $42 million ($27 million after-tax) in the prior year.

Q1 2016 vs. Q4 2015

Net income increased $48 million or 19%, mainly due to the inclusion of our acquisition of City National.

Total revenue increased $434 million or 26%, mainly due to the inclusion of our acquisition of City National and the positive impact of foreign exchange translation. These factors were partially offset by the change in fair value of our U.S. share-based compensation plan, which was largely offset in non-interest expense, and lower fee-based revenue reflecting unfavourable market conditions.

PCL increased $4 million compared to the prior quarter reflecting provisions related to City National.

Non-interest expense increased $361 million or 27%, mainly due to the inclusion of our acquisition of City National as noted above, and an increase due to impact of foreign exchange translation. These factors were partially offset by the change in fair value of our U.S. share-based compensation plan, which was largely offset in revenue, and lower restructuring costs related to our International Wealth Management business.

Insurance

	As at for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2016	October 31 2015	January 31 2015
Non-interest income
Net earned premiums	$876	$933	$902
Investment income (1)	162	(343)	900
Fee income	121	127	90
Total revenue	1,159	717	1,892
Insurance policyholder benefits and claims (1)	768	237	1,448
Insurance policyholder acquisition expense	61	55	74
Non-interest expense	160	158	146
Income before income taxes	170	267	224
Net income	$131	$225	$185
Revenue by business
Canadian Insurance	$747	$295	$1,490
International Insurance	412	422	402
Selected balances and other information
ROE	32.4%	53.4%	46.0%
Premiums and deposits (2)	$1,214	$1,309	$1,238
Fair value changes on investments backing policyholder liabilities (1)	37	(462)	775

(1)	Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q1 2016 vs. Q1 2015

Net income decreased $54 million or 29% from a year ago, reflecting higher claims costs, mainly in our life retrocession business, and lower earnings this quarter from a new U.K. annuity contract as compared to two new contracts last year.

Total revenue decreased $733 million or 39% as compared to the prior year, primarily due to the negative change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Canadian Insurance revenue decreased $743 million or 50%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

International Insurance revenue increased $10 million or 2%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, partially offset by a reduction in revenue related to our retrocession contracts.

PBCAE decreased $693 million or 46%, mainly due to the negative change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. This was partially offset by higher claims costs in both our Canadian and International businesses.

Non-interest expense increased $14 million or 10%, mainly due to higher costs to support business growth.

Royal Bank of Canada        First Quarter 2016        15

Q1 2016 vs. Q4 2015

Net income decreased $94 million or 42% from the prior quarter as last quarter included favourable actuarial adjustments reflecting management actions and assumption changes. Higher claims costs in the current quarter also contributed to the decrease.

Total revenue increased $442 million or 62%, mainly due to the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, partially offset by lower volume, primarily in the annuities business.

PBCAE increased $537 million, mainly due to the positive change in fair value of investments backing our policyholder liabilities, largely offset in revenue.

In addition, the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes. Higher claims costs in the current quarter also contributed to the increase.

Non-interest expense was relatively flat compared to prior quarter.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2016	October 31 2015	January 31 2015
Net interest income	$226	$220	$196
Non-interest income	324	228	310
Total revenue	550	448	506
Non-interest expense	361	342	315
Income before income taxes	189	106	191
Net income	$143	$88	$142
Selected average balance sheet information
ROE	15.9%	10.9%	23.7%
Average deposits	$151,700	$149,500	$128,300
Client deposits	53,600	56,500	44,200
Wholesale funding deposits	98,100	93,000	84,100
AUA (1)	3,807,300	3,620,300	3,725,400
Average AUA	3,864,300	3,783,700	3,665,200

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2016 vs. Q1 2015	Q1 2016 vs. Q4 2015
Increase (decrease):
Total revenue	$23	$5
Non-interest expense	10	1
Net income	8	3
Percentage change in average US$ equivalent of C$1.00	(13)%	(4)%
Percentage change in average British pound equivalent of C$1.00	(9)%	0%
Percentage change in average Euro equivalent of C$1.00	(4)%	(1)%

(1)	Represents period-end spot balances.

Q1 2016 vs. Q1 2015

Net income increased $1 million, mainly due to higher funding and liquidity results, the positive impact of foreign exchange translation, and increased earnings on growth in client deposits. These factors were mostly offset by increased investment in technology, and lower custodial fees.

Total revenue increased $44 million or 9%, mainly due to the positive impact of foreign exchange translation, and higher funding and liquidity revenue.

Non-interest expense increased $45 million or 14%, mainly reflecting increased investment in technology, and an increase due to the impact of foreign exchange translation.

Q1 2016 vs. Q4 2015

Net income increased $55 million or 63%, primarily due to higher funding and liquidity results due to stabilizing credit spreads, and increased net interest income from higher spreads. In addition, our results in the prior quarter included favourable income tax adjustments.

Total revenue increased $102 million or 23%, mainly due to higher funding and liquidity results due to stabilizing credit spreads, and increased net interest income from higher spreads.

Non-interest expense increased $19 million or 6%, mainly due to increased variable compensation on higher results, and increased investment in technology.

16        Royal Bank of Canada        First Quarter 2016

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2016	October 31 2015	January 31 2015
Net interest income (1)	$1,062	$1,098	$916
Non-interest income	918	639	1,117
Total revenue (1)	1,980	1,737	2,033
PCL	120	36	5
Non-interest expense	1,075	1,072	1,157
Income before income taxes	785	629	871
Net income	$570	$555	$594
Revenue by business
Corporate and Investment Banking	$870	$847	$886
Global Markets	1,110	935	1,149
Other	–	(45)	(2)
Selected average balance sheet information
ROE	12.3%	12.3%	14.6%
Average total assets	$518,800	$500,200	$478,000
Average trading securities	108,900	111,900	118,300
Average loans and acceptances	89,700	85,900	73,900
Average deposits	63,100	63,200	55,100
PCL on impaired loans as a % of average net loans and acceptances	0.53%	0.17%	0.03%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2016 vs. Q1 2015	Q1 2016 vs. Q4 2015
Increase (decrease):
Total revenue	$179	$45
Non-interest expense	90	19
Net income	52	14
Percentage change in average US$ equivalent of C$1.00	(13)%	(4)%
Percentage change in average British pound equivalent of C$1.00	(9)%	0%
Percentage change in average Euro equivalent of C$1.00	(4)%	(1)%

(1)	The taxable equivalent basis (teb) adjustment for January 31, 2016 was $151 million (October 31, 2015 – $213 million, January 31, 2015 – $109 million). For further discussion, refer to the How we measure and report our business segments section of our 2015 Annual Report.

Q1 2016 vs. Q1 2015

Net income decreased $24 million or 4%, primarily due to lower results in our global markets and corporate and investment banking businesses as compared to the strong levels last year, and higher PCL. These factors were partially offset by lower variable compensation, the positive impact of foreign exchange translation, and a lower effective tax rate.

Total revenue decreased $53 million or 3%.

Corporate and Investment Banking revenue decreased $16 million or 2%, mainly due to lower debt origination activity largely in the U.S., and a decrease in M&A activity mainly in Canada. Lower loan syndication activity also contributed to the decrease. These factors were largely offset by the positive impact of foreign exchange translation.

Global Markets revenue decreased $39 million or 3%, primarily due to lower equity trading revenue as compared to the strong levels last year, and decreased debt origination activity across most regions. These factors were partially offset by the positive impact of foreign exchange translation.

PCL of $120 million increased $115 million, primarily due to provisions taken on five accounts in the oil & gas, and utilities sectors. For further details, refer to the Credit quality performance in the Credit risk section.

Non-interest expense decreased $82 million or 7%, largely due to lower variable compensation, and lower litigation provisions and related legal costs. These factors were partially offset by an increase due to the impact of foreign exchange translation.

Q1 2016 vs. Q4 2015

Net income increased $15 million or 3%, mainly due to higher trading results reflecting increased client activity and moderately improved market conditions, lower litigation provisions and related legal costs, and higher results in our corporate and investment banking businesses. These factors were partially offset by higher PCL. In addition, our results in the prior quarter included favourable income tax adjustments.

Total revenue increased $243 million or 14%, mainly due to higher fixed income, commodities and foreign exchange trading revenue reflecting increased client activity and moderately improved market conditions. In the U.S. higher M&A activity reflecting increased mandates and higher equity origination also contributed to the increase. These factors were partially offset by lower loan syndication activity primarily in the U.S.

PCL of $120 million increased $84 million from the prior quarter, primarily due to provisions taken on five accounts in the oil & gas, and utilities sectors.

Non-interest expense increased $3 million. Higher variable compensation and an increase due to the impact of foreign exchange translation were largely offset by lower litigation provisions and related legal costs.

Royal Bank of Canada        First Quarter 2016        17

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Net interest income (loss) (1)	$(133)	$(205)	$(98)
Non-interest income (loss)	33	20	79
Total revenue (1)	(100)	(185)	(19)
PCL	1	(2)	1
Non-interest expense	10	41	40
Income (loss) before income taxes (1)	(111)	(224)	(60)
Income taxes (recoveries) (1)	(121)	(424)	(110)
Net income (2)	$10	$200	$50

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended January 31, 2016 was $19 million (October 31, 2015 – $25 million; January 31, 2015 – $23 million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended January 31, 2016 was $151 million as compared to $213 million in the prior quarter and $109 million last year. For further discussion, refer to the How we measure and report our business segments section of our 2015 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q1 2016

Net income was $10 million, largely reflecting asset/liability management activities.

Q4 2015

Net income was $200 million, largely reflecting favourable tax adjustments and asset/liability management activities. Results also included transaction costs of $29 million ($23 million after-tax) related to our acquisition of City National.

Q1 2015

Net income was $50 million, largely reflecting a gain on sale of a real estate asset and asset/liability management activities.

Results by geographic segment (1)

For geographic reporting, our segments are grouped into the following: Canada, U.S., and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region.

	For the three months ended
	January 31 2016				October 31 2015				January 31 2015
(Millions of Canadian dollars)	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total
Total revenue	$5,774	$1,999	$1,586	$9,359	$5,168	$1,417	$1,434	$8,019	$6,409	$1,660	$1,575	$9,644
Net income	$1,792	$358	$297	$2,447	$2,110	$241	$242	$2,593	$1,810	$276	$370	$2,456

(1)	For further details, refer to Note 30 of our audited 2015 Annual Consolidated Financial Statements.

Q1 2016 vs. Q1 2015

Net income in Canada was down $18 million or 1% from the prior year, mainly due to higher PCL in Capital Markets and Canadian Banking reflecting the impact of the low oil price environment, and lower spreads in Canadian Banking. These factors were mostly offset by earnings from solid volume growth across most of our businesses in Canadian Banking, and lower variable compensation in Capital Markets. In addition, our prior year results included a gain on the sale of a real estate asset.

U.S. net income increased $82 million or 30% from the prior year, primarily reflecting the inclusion of our acquisition of City National, which contributed $53 million to net income. Lower variable compensation and lower litigation provisions and related legal costs both in Capital Markets, and the positive impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower equity trading results as compared to the strong levels last year and higher PCL in Capital Markets.

Other International net income was down $73 million or 20% from the prior year, largely reflecting higher claims costs mainly in our life retrocession business in Insurance, and the exit of certain international wealth management businesses. Lower earnings this quarter from a new U.K. annuity contract as compared to two new contracts last year, lower average fee-based client assets and lower transaction volumes reflecting unfavourable market conditions also contributed to the decrease. These factors were partially offset by higher earnings in the Caribbean and the positive impact of foreign exchange translation.

18        Royal Bank of Canada        First Quarter 2016

Q1 2016 vs. Q4 2015

Net income in Canada was down $318 million or 15% from the prior quarter, mainly reflecting net favourable income tax adjustments recorded in the prior quarter. Higher PCL in Capital Markets and Canadian Banking also contributed to the decrease.

U.S. net income increased $117 million or 49% from the prior quarter, primarily due to higher M&A activity and higher equity origination results in our corporate & investment banking business, and the inclusion of our acquisition of City National. Higher fixed income trading revenue reflecting increased client activity and moderately improved market conditions, and lower litigation provisions and related legal costs also contributed to the increase.

Other International net income was up $55 million or 23% from the prior quarter, largely due to higher trading results reflecting increased client activity and moderately improved market conditions, and higher results in Investor & Treasury Services. These factors were partially offset by higher claims costs in Insurance.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)

	2016	2015				2014
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net interest income	$4,196	$3,800	$3,783	$3,557	$3,631	$3,560	$3,647	$3,449
Non-interest income	5,163	4,219	5,045	5,273	6,013	4,822	5,343	4,827
Total revenue	$9,359	$8,019	$8,828	$8,830	$9,644	$8,382	$8,990	$8,276
PCL	410	275	270	282	270	345	283	244
PBCAE	829	292	656	493	1,522	752	1,009	830
Non-interest expense	4,960	4,647	4,635	4,736	4,620	4,340	4,602	4,332
Income before income taxes	$3,160	$2,805	$3,267	$3,319	$3,232	$2,945	$3,096	$2,870
Income taxes	713	212	792	817	776	612	718	669
Net income	$2,447	$2,593	$2,475	$2,502	$2,456	$2,333	$2,378	$2,201
EPS – basic	$1.59	$1.74	$1.66	$1.68	$1.66	$1.57	$1.59	$1.47
– diluted	1.58	1.74	1.66	1.68	1.65	1.57	1.59	1.47
Segments – net income (loss)
Personal & Commercial Banking	$1,290	$1,270	$1,281	$1,200	$1,255	$1,151	$1,138	$1,115
Wealth Management	303	255	285	271	230	285	285	278
Insurance	131	225	173	123	185	256	214	154
Investor & Treasury Services	143	88	167	159	142	113	110	112
Capital Markets	570	555	545	625	594	402	641	507
Corporate Support	10	200	24	124	50	126	(10)	35
Net income	$2,447	$2,593	$2,475	$2,502	$2,456	$2,333	$2,378	$2,201
Effective income tax rate	22.6%	7.6%	24.2%	24.6%	24.0%	20.8%	23.2%	23.3%
Period average US$ equivalent of C$1.00	$0.728	$0.758	$0.789	$0.806	$0.839	$0.900	$0.925	$0.907

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been seasonally stronger for our capital markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third quarter results for Investor & Treasury Services are generally favourably impacted by higher securities lending as a result of the European dividend season. The third and fourth quarters include the summer months during which market activity generally tends to slow, negatively impacting the results of our capital markets, brokerage and investment management businesses.

Specified items affecting our consolidated results

•	In the second quarter of 2015, our results included a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of a foreign currency translation adjustment that was previously booked in other components of equity.
•	In the third quarter of 2014, our results included a loss of $40 million (before- and after-tax) which includes foreign currency translation related to the closing of the sale of RBC Jamaica.

Trend analysis

Since the third quarter of 2014, growth in Canada has moderated, with growth contracting in the first half of calendar 2015 due to the sharp decline in global oil prices and slow export activity. The Canadian economy has been stagnant in the latter half of 2015 as oil prices have remained low for a prolonged period. The U.S. economy has seen stronger growth over the period particularly over the last few quarters, reflecting firm consumer spending, stable labour markets and active housing market activity. Global equity indices experienced volatility throughout the period primarily resulting from the effect of lower global oil prices, diverging monetary policies amongst global central banks, and persistent weakness in the Chinese manufacturing sector despite aggressive actions taken by the Chinese central bank. For further details, refer to the Economic and market review and outlook section.

Royal Bank of Canada        First Quarter 2016        19

Earnings have generally trended upwards over the period. In the latter half of 2015 and Q1 2016, earnings have remained relatively stable, driven by solid volume growth and higher fee-based revenue in our Canadian Banking businesses, and higher earnings from growth in average fee-based client assets reflecting capital appreciation and strong net sales in Wealth Management. Results in our Wealth Management segment in the first quarter of 2016 reflected the inclusion of our acquisition of City National. Capital Markets results have remained relatively stable over the period, and were negatively impacted in the fourth quarter of 2014 by the exit from certain proprietary trading strategies to comply with the Volcker Rule and the implementation of funding valuation adjustments. Results in our Insurance segment fluctuated in 2015, largely reflecting an unfavourable change in Canadian tax legislation impacting certain foreign affiliates, which became effective November 1, 2014. Investor & Treasury Services results have generally trended upwards over the period and have remained relatively stable in recent quarters largely due to increased client activity in our foreign exchange business and higher foreign exchange transaction volumes. Investor & Treasury Services results in the third quarter of 2015 benefited from an additional month of earnings as a result of aligning the reporting periods, while results in the fourth quarter of 2015 were impacted by lower funding and liquidity results due to widening credit spreads and unfavourable market conditions. Credit spreads stabilized in the first quarter of 2016.

Revenue has generally fluctuated over the period. Solid volume growth and higher fee-based revenue in our Canadian Banking businesses, and growth in average fee-based client assets in Wealth Management have increased revenue over the period. Wealth Management revenue in the first quarter of 2016 reflected the inclusion of our acquisition of City National. Trading revenue has generally trended upwards over the period, and was unfavourably impacted in the fourth quarter of 2014 by the exit of certain proprietary trading strategies and the implementation of funding valuation adjustments. Trading revenue in the second half of 2015 was negatively impacted due to widening credit spreads, which stabilized in the first quarter of 2016. Net interest income has trended upwards over the period, largely due to solid volume growth across our Canadian Banking businesses, and higher trading-related net interest income and solid lending activity in Capital Markets. Starting in the second quarter of 2014, the positive impact of foreign exchange translation due to a generally weaker Canadian dollar has also contributed to the increase in revenue. Insurance revenue was primarily impacted by changes in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE.

Asset quality remained strong over the period despite increased lending activity, with PCL remaining relatively stable over the period, with an increase in PCL in Capital Markets and Canadian Banking in the first quarter of 2016 reflecting the impact of the low oil price environment.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also increased due to business growth in Insurance, and has also been impacted by actuarial liability adjustments and claims costs over the period.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period, mostly to support business growth. Non-interest expense in the first quarter of 2016 reflected the inclusion of our acquisition of City National. Restructuring costs related to our International Wealth Management business have increased non-interest expense since the fourth quarter of 2014. Non-interest expense in Q3 2014 was impacted by the loss related to the sale of RBC Jamaica. Over the period, non-interest expense has increased due to the impact of foreign exchange translation generally reflecting the weaker Canadian dollar.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources, principally Canadian taxable corporate dividends. Our effective income tax rate has generally been impacted over the period by higher earnings before income taxes, increased earnings in higher tax jurisdictions, and by net favourable tax adjustments.

20        Royal Bank of Canada        First Quarter 2016

Financial condition

Condensed balance sheets

The following table shows our condensed balance sheet:

	As at
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Assets (1)
Cash and due from banks	$17,050	$12,452	$20,027
Interest-bearing deposits with banks	24,636	22,690	3,866
Securities	233,711	215,508	230,723
Assets purchased under reverse repurchase agreements and securities borrowed	196,295	174,723	163,573
Loans
Retail	360,763	348,183	336,503
Wholesale	157,592	126,069	113,764
Allowance for loan losses	(2,169)	(2,029)	(2,057)
Segregated fund net assets	839	830	719
Other – Derivatives	132,560	105,626	150,564
– Other	79,075	70,156	69,013
Total assets	$1,200,352	$1,074,208	$1,086,695
Liabilities (1)
Deposits	$769,568	$697,227	$654,707
Segregated fund liabilities	839	830	719
Other – Derivatives	132,023	107,860	152,869
– Other	218,180	196,985	213,090
Subordinated debentures	9,854	7,362	7,889
Total liabilities	1,130,464	1,010,264	1,029,274
Equity attributable to shareholders	69,315	62,146	55,665
Non-controlling interests	573	1,798	1,756
Total equity	69,888	63,944	57,421
Total liabilities and equity	$1,200,352	$1,074,208	$1,086,695

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Q1 2016 vs. Q1 2015

Total assets were up $114 billion or 10% from last year, primarily reflecting an increase of $74 billion due to the impact of foreign exchange translation as a result of the weaker Canadian dollar, and the inclusion of our acquisition of City National.

Interest-bearing deposits with banks increased $21 billion, largely reflecting higher deposits with central banks.

Securities were up $3 billion or 1% compared to last year, as the increase was driven by our acquisition of City National and the impact of foreign exchange translation were mostly offset by lower equity trading positions, and decreased government and corporate debt securities largely as a result of unfavourable market conditions.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $33 billion or 20%, mainly attributable to increased business and client activities, and the impact of foreign exchange translation.

Loans were up $68 billion or 15%, largely reflecting our acquisition of City National, continued volume growth in wholesale loans and residential mortgages mainly due to increased client activity, and an increase due to the impact of foreign exchange translation.

Derivative assets were down $18 billion or 12%, mainly attributable to lower fair values on foreign exchange contracts and interest rate swaps, partially offset by the impact of foreign exchange translation and decreased financial netting.

Other assets were up $10 billion or 15%, largely reflecting higher goodwill and intangible assets related to our acquisition of City National, and the impact of foreign exchange translation.

Total liabilities were up $101 billion or 10% from last year, primarily reflecting an increase of $74 billion due to the impact of foreign exchange translation as a result of the weaker Canadian dollar.

Deposits increased $115 billion or 18%, mainly reflecting our acquisition of City National and our issuances of fixed term notes and covered bonds to satisfy our funding requirements. The impact of foreign exchange translation and growth in retail deposits also contributed to the increase.

Derivative liabilities were down $21 billion or 14%, mainly attributable to lower fair values on foreign exchange contracts and interest rate swaps, partially offset by the impact of foreign exchange translation and decreased financial netting.

Other liabilities increased $5 billion or 2%, mainly reflecting an increase in repurchase agreements and the impact of foreign exchange translation, partially offset by lower obligations related to securities sold short and a decrease in cash collateral requirements.

Total equity increased $12 billion or 22%, largely reflecting earnings, net of dividends, and the issuance of common shares relating to our acquisition of City National.

Q1 2016 vs. Q4 2015

Total assets increased $126 billion or 12% from the prior quarter, mainly due to the increase in wholesale and retail loans and government debt securities primarily attributable to our acquisition of City National, the impact of foreign exchange translation, and an increase in derivative assets due to higher fair values on interest rate swaps, cross-currency interest rate swaps, and foreign

Royal Bank of Canada        First Quarter 2016        21

currency forward contracts, partially offset by higher financial netting and lower fair values on equity contracts. An increase in assets purchased under reverse repos largely driven by higher client activity also contributed to the increase.

Total liabilities increased $120 billion or 12% from the prior quarter, primarily attributable to growth in business and retail deposits largely reflecting our acquisition of City National and the impact of foreign exchange translation. An increase in derivative liabilities due to the reasons mentioned above and higher obligations related to repurchase agreements also contributed to the increase.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Please refer to pages 45 to 47 of our 2015 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have effectively transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our audited 2015 Annual Consolidated Financial Statements.

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our audited 2015 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at January 31, 2016, our maximum exposure to loss from these conduits was $42 billion (October 31, 2015 – $38 billion; January 31, 2015 – $39 billion), primarily representing backstop liquidity and partial credit enhancement facilities extended to the conduits.

As at January 31, 2016, the notional amount of backstop liquidity facilities we provided was $42 billion (October 31, 2015 – $38 billion; January 31, 2015 – $39 billion) and the partial credit enhancement facilities we provided were $3.4 billion (October 31, 2015 – $3 billion; January 31, 2015 – $2.8 billion). The increase in the amount of backstop liquidity and credit enhancement facilities provided to the multi-seller conduits compared to the prior quarter and prior year primarily reflect an increase in the outstanding securitized assets of the multi-seller conduits and the impact of foreign exhange translation.

Total loans extended to the multi-seller conduits under the backstop liquidity facilities were $813 million, an increase of $49 million from the prior quarter mainly due to the impact of foreign exhange translation and a decrease of $154 million from the prior year due mainly to principal repayments partially offset by the impact of foreign exhange translation. Total assets of the multi-seller conduits as at January 31, 2016 were $41.5 billion (October 31, 2015 – $37 billion; January 31, 2015 – $38 billion). The increase from the prior quarter was primarily due to growth in the Auto loans and leases, Consumer loans, and Credit cards asset classes and the impact of foreign exhange translation. The increase from the prior year was primarily due to increases in the Auto loans and leases, Consumer loans, and Transportation finance asset classes and the impact of foreign exhange translation partially offset by decreases in the Credit cards and Student loans asset classes.

As at January 31, 2016, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $29.7 billion (October 31, 2015 – $25.5 billion; January 31, 2015 – $25 billion). The rating agencies that rate the ABCP rated 66% of the total amount issued within the top ratings category (October 31, 2015 – 71%; January 31, 2015 – 71%) and the remaining amount in the second highest ratings category. We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement

22        Royal Bank of Canada        First Quarter 2016

agent in order to facilitate overall program liquidity. As at January 31, 2016, the fair value of our inventory was $5 million, a decrease of $12 million from the prior quarter and an increase of $3 million from the prior year. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these auction rate securities trusts as at January 31, 2016 was $585 million (October 31, 2015 – $546 million; January 31, 2015 – $1 billion). The increase in our maximum exposure to loss relative to the prior quarter is primarily related to the impact of foreign exchange translation. The decrease in our maximum exposure to loss relative to the prior year is primarily related to the sale of auction rate securities.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at January 31, 2016, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $1.2 billion (October 31, 2015 – $856 million; January 31, 2015 – $905 million). The increases in our maximum exposure to loss relative to the prior quarter and prior year are primarily related to the addition of new TOB trusts and the impact of foreign exchange translation.

During fiscal 2015, we entered the collateralized loan obligation market as a senior warehouse lender and structuring and placement agent. We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations. A portion of the proceeds from the sale of the term collateralized loan obligations certificates is used to fully repay the senior warehouse financing that we provide. As at January 31, 2016, our maximum exposure to loss associated with outstanding senior warehouse financing facilities was $652 million (October 31, 2015 – $444 million; January 31, 2015 – $67 million).

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third party managed reference funds. Our maximum exposure as at January 31, 2016, which is primarily related to our investments in such reference funds, was $3.1 billion (October 31, 2015 – $2.6 billion; January 31, 2015 – $3.6 billion). The increase in our maximum exposure compared to the prior quarter is primarily due to the impact of foreign exchange translation and additional subscriptions to investment funds. The decrease in our maximum exposure compared to the prior year is primarily due to the liquidation of certain funds in response to new regulatory requirements in the U.S.

We also provide liquidity facilities to certain third party investment funds that issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at January 31, 2016, our maximum exposure to these funds was $797 million (October 31, 2015 – $744 million; January 31, 2015 – $723 million). The increases in our maximum exposure compared to the prior quarter and prior year are primarily due to the impact of foreign exchange translation.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at January 31, 2016, our maximum exposure to loss in these entities was $10.1 billion (October 31, 2015 – $9.7 billion; January 31, 2015 – $3.8 billion). The increases in our maximum exposure to loss compared to the prior quarter and prior year reflect additional securitized assets and the impact of foreign exchange translation.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at January 31, 2016 was $349 billion (October 31, 2015 – $315 billion; January 31, 2015 – $282 billion). The increases compared to the prior quarter and prior year relate primarily to business growth and the impact of foreign exchange translation in Other credit-related commitments and Securities lending indemnifications, and the acquisition of City National. Refer to Liquidity and funding risk and Note 26 of our audited 2015 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Royal Bank of Canada        First Quarter 2016        23

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	January 31 2016						October 31 2015
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Other (2)	Repo-style transactions	Derivatives (3)	Total exposure (4)	Total exposure (4)
Residential mortgages	$245,628	$–	$233	$–	$–	$245,861	$234,181
Personal	95,273	80,754	169	–	–	176,196	173,385
Credit cards	15,963	21,742	–	–	–	37,705	40,686
Small business (5)	3,899	5,556	9	–	–	9,464	9,382
Retail	$360,763	$108,052	$411	$–	$–	$469,226	$457,634
Business (5)
Agriculture	$6,480	$1,157	$82	$–	$119	$7,838	$7,502
Automotive	7,208	5,457	426	72	916	14,079	13,109
Consumer goods	8,576	9,979	681	–	664	19,900	15,303
Energy
Oil and gas	8,384	13,699	1,548	–	795	24,426	23,134
Utilities	6,711	15,660	3,195	–	1,909	27,475	23,242
Financing products	12,011	778	434	508	636	14,367	11,728
Forest products	1,169	550	108	–	71	1,898	1,852
Health services	7,478	5,611	2,068	–	195	15,352	15,362
Holding and investments	7,451	3,211	594	–	197	11,453	9,321
Industrial products	5,502	6,324	550	–	872	13,248	11,194
Mining & metals	1,729	3,849	1,136	–	253	6,967	6,446
Non-bank financial services	9,625	14,158	18,371	224,079	44,235	310,468	281,152
Other services	11,012	8,358	11,784	3,482	706	35,342	32,796
Real estate & related	40,047	10,651	2,076	63	456	53,293	45,358
Technology & media	9,295	17,683	671	3	1,716	29,368	23,064
Transportation & environment	6,614	4,474	2,976	–	1,906	15,970	14,641
Other	7,835	1,092	7,681	251	2,319	19,178	6,965
Sovereign (5)	11,235	6,042	69,858	43,167	14,410	144,712	113,947
Bank (5)	2,112	1,678	93,431	111,305	26,728	235,254	218,513
Wholesale	$170,474	$130,411	$217,670	$382,930	$99,103	$1,000,588	$874,629
Total exposure	$531,237	$238,463	$218,081	$382,930	$99,103	$1,469,814	$1,332,263

(1)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(2)	Includes credit equivalent amounts for contingent liabilities such as letters of credit and guarantees, outstanding amounts for available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Gross credit risk exposure is before allowance for loan losses. Exposures under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit (HELOC) are included in Personal.
(5)	Refer to Note 5 of our audited 2015 Annual Consolidated Financial Statements for the definitions of these terms.

Q1 2016 vs. Q4 2015

Total gross credit risk exposure increased $138 billion or 10% from the prior quarter, primarily reflecting growth in loans and acceptances due to the acquisition of City National, an increase in repo-style transactions and the impact of foreign exchange translation.

Retail exposure increased $12 billion or 3%, mainly due to the inclusion of $11 billion of residential mortgages and personal loans from City National, and volume growth in Canadian mortgages, partly offset by a decrease in credit cards exposure.

Wholesale exposure increased $126 billion or 14%, primarily attributable to the acquisition of City National and increases in repo-style transactions, outstanding amounts for AFS debt securities, deposits with financial institutions and letters of credit and guarantees. The impact of foreign exchange translation also contributed to the increase. Wholesale loan utilization of 39%, increased 2% from 37% last quarter largely reflecting the inclusion of our acquisition of City National.

Gross credit risk exposure by geography (1)

	As at
	January 31 2016						October 31 2015
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure
Canada	$416,321	$148,725	$71,644	$72,029	$32,574	$741,293	$721,680
U.S.	79,412	69,430	68,343	201,246	15,213	433,644	344,176
Europe	19,196	16,450	59,763	68,873	45,579	209,861	188,954
Other International	16,308	3,858	18,331	40,782	5,737	85,016	77,453
Total Exposure	$531,237	$238,463	$218,081	$382,930	$99,103	$1,469,814	$1,332,263

(1)	Geographic profile is based on country of residence of the borrower.

24        Royal Bank of Canada        First Quarter 2016

Q1 2016 vs. Q4 2015

The geographic mix of our gross credit exposure has changed from the prior quarter as our U.S. exposure has increased from 26% to 30% driven by the acquisition of City National, an increase in repo-style transactions and the impact of the foreign exchange translation. The geographic mix of our exposure in Canada, Europe and Other International were 50%, 14% and 6%, respectively (October 31, 2015 – 54%, 14%, and 6%, respectively).

European exposure

	As at
	January 31 2016							October 31 2015
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure
Gross exposure to Europe	$19,196	$16,450	$29,640	$30,123	$68,873	$45,579	$209,861	$188,954
Less: Collateral held against repo-style transactions	–	–	–	–	67,666	–	67,666	57,674
Potential future credit exposure add-on amount	–	–	–	–	–	28,093	28,093	29,875
Undrawn commitments	–	16,450	–	30,123	–	–	46,573	43,388
Gross drawn exposure to Europe	$19,196	$–	$29,640	$–	$1,207	$17,486	$67,529	$58,017
Less: Collateral applied against derivatives	–	–	–	–	–	12,293	12,293	10,721
Add: Trading securities	–	–	11,715	–	–	–	11,715	12,797
Net exposure to Europe (3)	$19,196	$–	$41,355	$–	$1,207	$5,193	$66,951	$60,093

(1)	These amounts are comprised of $12.7 billion to corporate entities, $3.2 billion to financial entities and $0.6 billion to sovereign entities. On a country basis, exposure is comprised of $7.5 billion to the U.K., $2.8 billion to France, $2.0 billion to Germany, $0.7 billion to Ireland, $0.4 billion to Spain, and $0.1 billion to Italy, with the remaining $3.0 billion related to Other Europe. Of the undrawn commitments, over 83% are to investment grade entities.
(2)	Securities include $11.7 billion of trading securities (October 31, 2015 – $12.8 billion), $16.2 billion of deposits (October 31, 2015 – $11.5 billion), and $13.5 billion of AFS securities (October 31, 2015 – $13.0 billion).
(3)	Excludes $2.0 billion (October 31, 2015 – $2.6 billion) of exposures to supranational agencies.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at January 31, 2016 was $210 billion. Our gross drawn exposure to Europe was $68 billion, after taking into account collateral held against repo-style transactions of $68 billion, letters of credit and guarantees, and undrawn commitments for loans of $47 billion and potential future credit exposure to derivatives of $28 billion. Our net exposure to Europe was $67 billion, after taking into account $12 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $12 billion held in our trading book. Our net exposure to Europe also reflected $2.1 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Net European exposure by country (1)

	As at
	January 31 2016					October 31 2015

(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total
U.K.	$10,955	$11,534	$869	$2,535	$25,893	$20,964
Germany	1,077	8,172	4	476	9,729	9,496
France	320	3,888	76	582	4,866	4,533
Total U.K., Germany, France	$12,352	$23,594	$949	$3,593	$40,488	$34,993
Greece	$–	$–	$–	$–	$–	$–
Ireland	1,130	85	42	130	1,387	1,319
Italy	170	24	–	32	226	100
Portugal	6	1	–	3	10	9
Spain	426	28	–	107	561	439
Total Peripheral (2)	$1,732	$138	$42	$272	$2,184	$1,867
Luxembourg	$796	$4,977	$17	$82	$5,872	$4,890
Netherlands	1,124	2,239	10	753	4,126	4,983
Norway	462	4,561	1	41	5,065	4,886
Sweden	411	3,173	56	12	3,652	3,376
Switzerland	1,104	1,069	83	177	2,433	1,753
Other	1,215	1,604	49	263	3,131	3,345
Total Other Europe	$5,112	$17,623	$216	$1,328	$24,279	$23,233
Total exposure to Europe	$19,196	$41,355	$1,207	$5,193	$66,951	$60,093

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of Greece $nil (October 31, 2015 – $nil), Ireland $15.8 billion (October 31, 2015 – $11.7 billion), Italy $0.4 billion (October 31, 2015 – $0.3 billion), Portugal $nil (October 31, 2015 – $nil), and Spain $1.4 billion (October 31, 2015 – $1.2 billion).

Royal Bank of Canada        First Quarter 2016        25

Q1 2016 vs. Q4 2015

Net credit risk exposure to Europe increased $6.9 billion from last quarter, largely driven by increased exposure in the U.K., Luxembourg and Switzerland, partly offset by a decrease in the Netherlands. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal, with total outstanding exposure increasing $0.3 billion during the quarter to $2.2 billion.

Our exposure was predominantly investment grade. Our net exposure to European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management, and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations, and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits, and AFS securities.

Our trading securities are related to both client market-making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits are primarily related to deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization for Economic Co-operation and Development government and corporate debt. Our European corporate loan book is managed on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had PCL on this portfolio of $1.9 million this quarter. The gross impaired loans ratio of this loan book was 0.5%, down from 0.6% last quarter.

Net European exposure by client type

	As at
	January 31 2016												October 31 2015
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe
Financials	$8,794	$7,133	$769	$16,696	$–	$187	$203	$3	$80	$473	$12,067	$29,236	$27,835
Sovereign	7,335	1,127	3,630	12,092	–	42	–	–	138	180	7,293	19,565	14,815
Corporate	9,764	1,469	467	11,700	–	1,158	23	7	343	1,531	4,919	18,150	17,443
Total	$25,893	$9,729	$4,866	$40,488	$–	$1,387	$226	$10	$561	$2,184	$24,279	$66,951	$60,093

Q1 2016 vs. Q4 2015

Our net exposure to Sovereign increased $4.8 billion mainly due to increases in the U.K., Other Europe and France. The increase in Financials of $1.4 billion was largely in the U.K. The net exposure to Corporates of $0.7 billion was mainly due to the U.K. and Other Europe.

26        Royal Bank of Canada        First Quarter 2016

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at January 31, 2016
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$7,257	58%	$5,309	42%	$12,566	$2,033
Quebec	13,489	49	13,776	51	27,265	4,093
Ontario	40,783	42	55,742	58	96,525	16,195
Alberta	21,169	58	15,420	42	36,589	7,057
Saskatchewan and Manitoba	8,414	52	7,626	48	16,040	2,685
B.C. and territories	17,016	39	26,684	61	43,700	8,832
Total Canada (5)	$108,128	46%	$124,557	54%	$232,685	$40,895
U.S.	–	–	8,996	100	8,996	1,651
Other International	14	–	3,493	100	3,507	3,039
Total International	$14	–%	$12,489	100%	$12,503	$4,690
Total	$108,142	44%	$137,046	56%	$245,188	$45,585

	As at October 31, 2015
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$6,856	55%	$5,586	45%	$12,442	$2,060
Quebec	12,414	46	14,621	54	27,035	4,157
Ontario	36,555	39	58,036	61	94,591	16,785
Alberta	19,872	55	16,423	45	36,295	7,189
Saskatchewan and Manitoba	7,690	48	8,174	52	15,864	2,751
B.C. and territories	15,755	36	27,555	64	43,310	9,085
Total Canada (5)	$99,142	43%	$130,395	57%	$229,537	$42,027
U.S.	–	–	772	100	772	334
Other International	14	–	3,202	100	3,216	3,107
Total International	$14	–%	$3,974	100%	$3,988	$3,441
Total	$99,156	42%	$134,369	58%	$233,525	$45,468
(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $440 million (October 31, 2015 – $450 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	HELOC includes revolving and non-revolving loans.
(4)	Refer to the Risk management section of our 2015 Annual Report for the definitions of these regions.
(5)	Total consolidated residential mortgages in Canada of $233 billion (October 31, 2015 – $230 billion) is largely comprised of $208 billion (October 31, 2015 – $205 billion) of residential mortgages and $6 billion (October 31, 2015 – $5 billion) of mortgages with commercial clients of which $3 billion (October 31, 2015 – $3 billion) are insured mortgages, both in Canadian Banking, and $19 billion (October 31, 2015 – $19 billion) of residential mortgages in Capital Markets held for securitization purposes.

Home equity lines of credit are uninsured and reported within the personal loan category. As at January 31, 2016, home equity lines of credit in Canadian Banking were $41 billion (October 31, 2015 – $42 billion). Approximately 98% of these home equity lines of credit (October 31, 2015 – 98%) are secured by a first lien on real estate, and 7% (October 31, 2015 – 8%) of the total homeline clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	January 31 2016			October 31 2015
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	75%	39%	73%	75%	77%	75%
> 25 years ≤ 30 years	23	60	25	23	23	23
> 30 years ≤ 35 years	2	1	2	2	–	2
> 35 years	–	–	–	–	–	–
Total	100%	100%	100%	100%	100%	100%

Royal Bank of Canada        First Quarter 2016        27

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended
	January 31 2016		October 31 2015
	Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	74%	75%	73%	74%
Quebec	70	73	70	74
Ontario	70	69	70	69
Alberta	73	73	73	73
Saskatchewan and Manitoba	74	74	74	74
B.C. and territories	68	66	68	66
U.S.	74	n.m.	72	n.m.
Other International	63	n.m.	63	n.m.
Average of newly originated and acquired for the year (4), (5)	70%	69%	70%	69%
Total Canadian Banking residential mortgages portfolio	55%	55%	55%	54%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2015 Annual Report for the definitions of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
n.m.	not meaningful

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages, including homeline products, is 55% as at January 31, 2016 (October 31, 2015 – 54%). This calculation is weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets.

28        Royal Bank of Canada        First Quarter 2016

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2016	October 31 2015	January 31 2015
Personal & Commercial Banking	$284	$240	$252
Wealth Management	5	1	13
Capital Markets	120	36	5
Corporate Support and Other (1)	1	(2)	–
Total PCL	$410	$275	$270
Canada (2)
Residential mortgages	$11	$8	$8
Personal	116	102	96
Credit cards	103	93	92
Small business	8	7	9
Retail	238	210	205
Wholesale	117	35	28
PCL on impaired loans	355	245	233
U.S. (2), (3)
Retail	$–	$–	$–
Wholesale	38	19	7
PCL on impaired loans	38	19	7
Other International (2) ,(3)
Retail	$20	$(2)	$4
Wholesale	(3)	13	26
PCL on impaired loans	17	11	30
Total PCL	$410	$275	$270
PCL ratio (4)
Total PCL ratio	0.31%	0.23%	0.24%
Personal & Commercial Banking	0.30%	0.25%	0.28%
Canadian Banking	0.29%	0.25%	0.26%
Caribbean Banking	0.88%	0.43%	0.93%
Wealth Management	0.04%	0.02%	0.29%
PCL ratio – loans	0.02%	0.02%	0.29%
PCL ratio – acquired credit-impaired loans	0.02%	n.a.	n.a.
Capital Markets	0.53%	0.17%	0.03%

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section.
(2)	Geographic information is based on residence of borrower.
(3)	Includes acquired credit-impaired loans.
(4)	PCL on impaired loans as a % of average net loans and acceptances.

Q1 2016 vs. Q1 2015

Total PCL increased $140 million, or 52%, from a year ago. The PCL ratio of 31 bps increased 7 bps.

PCL in Personal & Commercial Banking increased $32 million or 13%, and the PCL ratio of 30 bps increased 2 bps, mainly due to higher provisions in both our personal lending and credit card portfolios in Canada.

PCL in Wealth Management decreased $8 million. In the current quarter, we recorded provisions of $5 million related to City National. The prior year included provisions on a couple of accounts primarily related to our International Wealth Management business.

PCL in Capital Markets increased $115 million, primarily due to provisions taken on five accounts in the oil & gas, and utilities sectors.

Q1 2016 vs. Q4 2015

Total PCL increased $135 million, or 49%, from last quarter. The PCL ratio of 31 bps increased 8 bps.

PCL in Personal & Commercial Banking increased $44 million or 18%, and the PCL ratio of 30 bps increased 5 bps, mainly reflecting higher provisions across most of our portfolios in Canada.

PCL in Wealth Management increased $4 million, reflecting provisions related to City National as noted above.

PCL in Capital Markets increased $84 million, primarily due to provisions taken on five accounts in the oil & gas and utilities sectors.

Royal Bank of Canada        First Quarter 2016        29

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	January 31 2016	October 31 2015	January 31 2015
Personal & Commercial Banking	$1,817	$1,809	$1,949
Wealth Management (1)	835	178	104
Capital Markets	466	296	77
Investor & Treasury Services	2	2	2
Corporate Support and Other	–	–	1
Total GIL	$3,120	$2,285	$2,133
Canada (2)
Retail	$624	$624	$652
Wholesale	604	512	471
GIL	1,228	1,136	1,123
U.S. (1), (2)
Retail	$22	$10	$12
Wholesale	876	204	36
GIL	898	214	48
Other International (1), (2)
Retail	$392	$356	$395
Wholesale	602	579	567
GIL	994	935	962
Total GIL	$3,120	$2,285	$2,133
Impaired loans, beginning balance	$2,285	$2,379	$1,977
Classified as impaired during the period (new impaired) (3)	544	366	407
Net repayments (3)	(175)	(64)	(32)
Amounts written off	(347)	(374)	(315)
Other (1), (3), (4)	813	(22)	96
Impaired loans, balance at end of period	$3,120	$2,285	$2,133
GIL ratio (5)
Total GIL ratio	0.59%	0.47%	0.46%
Personal & Commercial Banking	0.48%	0.48%	0.54%
Canadian Banking	0.27%	0.29%	0.31%
Caribbean Banking	8.99%	8.84%	10.75%
Wealth Management	1.69%	1.03%	0.58%
GIL ratio – loans	0.40%	1.03%	0.58%
GIL ratio – acquired credit-impaired loans	1.29%	n.a.	n.a.
Capital Markets	0.52%	0.34%	0.10%

(1)	For Q1 2016, includes $636 million related to acquired credit impaired loans, with over 90% covered by loss-sharing agreements with the Federal Deposit Insurance Corporation (FDIC). For further details refer to Notes 2 and 5 of our Condensed Financial Statements.
(2)	Geographic information is based on residence of borrower.
(3)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to New Impaired, as Return to performing status, Net repayments, Sold, and Exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Exchange and other movements, as Return to performing status, Net repayments, and Sold amounts are not reasonably determinable.
(4)	Includes Return to performing status during the year, Recoveries of loans and advances previously written off, Sold, and Exchange and other movements. For Q1 2016, included $680 million of acquired credit impaired loans from City National at the acquisition date.
(5)	GIL as a % of loans and acceptances.

Q1 2016 vs. Q1 2015

Total GIL increased $987 million or 46% from a year ago, and the GIL ratio of 59 bps increased 13 bps, largely reflecting acquired credit impaired (ACI) loans of $636 million related to our acquisition of City National, which contributed 9 bps of the increase. Over 90% of these acquired impaired loans are covered by loss-sharing agreements with the FDIC. For further details on ACI loans, refer to Notes 2 and 5 of our Condensed Financial Statements.

GIL in Personal & Commercial Banking decreased $132 million, and the GIL ratio of 48 bps decreased 6 bps, mainly due to lower impaired loans in our Canadian commercial lending and residential mortgages portfolios, and our Caribbean portfolios.

GIL in Wealth Management increased $731 million, mainly due to the inclusion of our acquisition of City National as noted above.

GIL in Capital Markets increased $389 million, primarily due to higher impaired loans in the oil and gas sector.

Q1 2016 vs. Q4 2015

Total GIL increased $835 million from the prior quarter. The GIL ratio of 59 bps increased 12 bps.

GIL in Personal & Commercial Banking increased $8 million, mainly due to higher impaired loans in our Caribbean portfolios reflecting the impact of foreign exchange translation, which was largely offset by lower impaired loans in our Canadian commercial lending portfolio. The GIL ratio of 48 bps was flat compared to the prior quarter.

GIL in Wealth Management increased $657 million or 369%, mainly due to the inclusion of our acquisition of City National as noted above.

GIL in Capital Markets increased $170 million or 57%, mainly due to higher impaired loans in the oil and gas sector.

30        Royal Bank of Canada        First Quarter 2016

Allowance for credit losses (ACL)

	For the three months ended
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Allowance for impaired loans
Personal & Commercial Banking	$587	$548	$623
Wealth Management (1)	51	43	25
Capital Markets	146	61	29
Investor & Treasury Services	2	2	2
Corporate Support and Other	–	–	–
Total allowance for impaired loans	$786	$654	$679
Canada (2)
Retail	$155	$142	$149
Wholesale	200	111	149
Allowance for impaired loans	355	253	298
U.S. (1), (2)
Retail	$1	$1	$1
Wholesale	50	47	28
Allowance for impaired loans	51	48	29
Other International (2)
Retail	$193	$169	$185
Wholesale	187	184	167
Allowance for impaired loans	380	353	352
Total allowance for impaired loans	$786	$654	$679
Allowance for loans not yet identified as impaired	1,474	1,466	1,469
Total ACL	$2,260	$2,120	$2,148

(1)	For Q1 2016, includes ACL related to acquired credit-impaired loans from our acquisition of City National.
(2)	Geographic information is based on residence of borrower.

Q1 2016 vs. Q1 2015

Total ACL increased $112 million or 5% from a year ago, mainly related to higher ACL in Capital Markets consistent with PCL recorded in the current quarter, and higher ACL in Wealth Management, which were partially offset by lower ACL in Personal & Commercial Banking.

Q1 2016 vs. Q4 2015

Total ACL increased $140 million or 7% from last quarter, mainly related to higher ACL in Capital Markets consistent with PCL recorded in the current quarter, and higher ACL in Personal & Commercial Banking.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses taken through revenue or Other Comprehensive Income due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Framework from the framework described in our 2015 Annual Report. We continue to manage the controls and governance procedures that ensure that our market risk exposure is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss in trading positions, such as Value-at-Risk (VaR) and Stressed Value-at-Risk (SVaR). For further details of our approach to the management of market risk, refer to the Market risk section of our 2015 Annual Report.

Market risk controls are also in place to manage structural interest rate risk (SIRR) arising from non-trading positions. Factors contributing to SIRR include the mismatch between future asset and liability repricing dates, relative changes in asset and liability rates, and product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. To monitor and control SIRR, the Bank assesses two primary financial metrics, 12-month Net Interest Income (NII risk) and Economic Value of Equity (EVE risk), under a range of market shocks and scenarios. There has been no material change to the SIRR measurement methodology, controls, or limits from those described in our 2015 Annual Report.

Royal Bank of Canada        First Quarter 2016        31

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures.

	January 31, 2016				October 31, 2015		January 31, 2015
	As at Jan. 31	For the three months ended			As at Oct. 31	For the three months ended	As at Jan. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$ 21	$22	$32	$15	$20	$18	$15	$9
Foreign exchange	4	4	6	4	4	4	5	4
Commodities	2	3	3	2	3	3	4	4
Interest rate	29	24	30	20	26	27	30	27
Credit specific (1)	5	6	6	5	6	8	7	8
Diversification (2)	(18)	(19)	(23)	(16)	(18)	(25)	(22)	(19)
Market risk VaR	$ 43	$40	$53	$33	$41	$35	$39	$33
Market risk Stressed VaR	$ 114	$106	$150	$73	$109	$114	$157	$107
(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q1 2016 vs. Q1 2015

Average market risk VaR of $40 million was up $7 million compared to the prior year, mainly due to the impact of foreign exchange translation. Increased equity risk was offset by a reduction in interest rate and credit spread exposures resulting from reduced inventories in fixed income portfolios, as reflected in the averages for equity, interest rate and credit specific VaR in Q1 2016 compared with the prior year.

Average SVaR of $106 million was down $1 million compared to last year as the impact of foreign exchange translation was largely offset by a reduction in SVaR resulting from the changes in interest rate and credit spread exposures as noted above.

Q1 2016 vs. Q4 2015

Average market risk VaR of $40 million was up $5 million compared to the prior quarter, mainly due to the impact of foreign exchange translation and equity market volatility driving higher client activity in our equity trading business. These factors were partly offset by inventory reductions in fixed income portfolios that resulted in lower interest rate and credit spread exposures.

Average SVaR of $106 million was down $8 million compared to the prior quarter due to the reduction in fixed income inventories as noted above, which was partially offset by the impact of foreign exchange translation. SVaR trended higher with increased market volatility in the latter half of the current quarter, as equity portfolios drove higher SVaR outcomes.

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. We incurred net trading losses on 3 days during the quarter totalling $13 million, as compared to 6 days of losses totalling $18 million in the fourth quarter of 2015, with none of the losses exceeding VaR. The losses in the quarter were largely due to market volatility driven by uncertainty with respect to reduced economic growth in China, which adversely impacted equities globally.

Market risk measures for other FVTPL positions – Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes

32        Royal Bank of Canada        First Quarter 2016

in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. As at January 31, 2016, we had liabilities with respect to insurance obligations of $8.3 billion and trading securities of $6.5 billion in support of the liabilities.

Market risk measures – Structural Interest Rate Positions

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected 12-month NII and EVE for the Bank’s non-trading balance sheet, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios, with floor levels set based on global rate movement experience. Interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and risk management actions.

	January 31 2016						October 31 2015		January 31 2015
	Economic value of equity risk			Net interest income risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (2)	Total	Canadian dollar impact	U.S. dollar impact (2)	Total	Economic value of equity risk	Net interest income risk (1)	Economic value of equity risk	Net interest income risk (1)
Before-tax impact of:
100bps increase in rates	$(1,122)	$(164)	$(1,286)	$266	$161	$427	$(1,072)	$289	$(872)	$432
100bps decrease in rates	765	(172)	593	(315)	(142)	(457)	829	(370)	656	(330)

(1)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.
(2)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

As at January 31, 2016, an immediate and sustained -100 bps shock would have had a negative impact to the Bank’s NII of $457 million, up from $370 million last quarter. An immediate and sustained +100bps shock as at January 31, 2016 would have had a negative impact to the Bank’s EVE of $1,286 million, up from $1,072 million last quarter. The quarter-over-quarter increases in NII and EVE risks are primarily attributed to the consolidation of City National risk exposures. During the first quarter of 2016, NII and EVE risks were maintained well within approved limits.

Market risk measures for other material non-trading portfolios

AFS securities

We held $59 billion of securities classified as AFS as at January 31, 2016, compared to $48 billion as at October 31, 2015. The consolidation of the City National AFS portfolio contributed $8.2 billion to the higher total in the current quarter. We hold debt securities designated as AFS primarily as investments and to manage liquidity and interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at January 31, 2016, our portfolio of AFS securities exposes us to interest rate risk of a pre-tax loss of $6.4 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $16.3 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. The value of the AFS securities included in our Structural Interest Rate Risk measure as at January 31, 2016 was $45.5 billion. Our AFS securities also include equity exposures of $1.8 billion as at January 31, 2016, unchanged from the prior quarter.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposures unrelated to our trading activity. In aggregate, derivative assets not related to trading activity of $9 billion as at January 31, 2016 were up from $6.4 billion last quarter, and derivative liabilities of $5.4 billion as at January 31, 2016 were up from $4.5 billion last quarter.

Non-trading derivatives in hedge accounting relationships

The derivative assets and liabilities described above include derivative assets in a designated hedge accounting relationship of $3.4 billion as at January 31, 2016, up from $2.8 billion in the last quarter, and derivative liabilities of $2.5 billion as at January 31, 2016, up from $2.0 billion in the last quarter. These derivative assets and liabilities are included in our Structural Interest Rate Risk measure and other internal non-trading market risk measures. We use interest rate swaps to manage our AFS securities and structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the fair value of the derivatives for a one basis point parallel increase in yields, was $4.8 million as of January 31, 2016.

Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Other non-trading derivatives

Derivatives including interest rate swaps and foreign exchange derivatives that are not in designated hedge accounting relationships are used to manage other non-trading exposures. These derivatives have been designated as fair value through profit and loss with changes in the fair value of these derivatives reflected in income. Derivative assets of $5.6 billion as at January 31, 2016 on these trades were up from $3.6 billion last quarter, and derivative liabilities of $2.9 billion as at January 31, 2016 were up from $2.5 billion last quarter.

Royal Bank of Canada        First Quarter 2016        33

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our level of operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For un-hedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2015.

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at January 31, 2016
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$17,050	$10,193	$6,857	Interest rate
Interest-bearing deposits with banks (4)	24,636	16,179	8,457	Interest rate
Securities
Trading (5)	161,442	154,671	6,771	Interest rate, credit spread
Available-for-sale (6)	72,269	–	72,269	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	196,295	195,897	398	Interest rate
Loans
Retail (8)	360,763	8,711	352,052	Interest rate
Wholesale (9)	157,592	149	157,443	Interest rate
Allowance for loan losses	(2,169)	–	(2,169)	Interest rate
Segregated fund net assets (10)	839	–	839	Interest rate
Derivatives	132,560	123,521	9,039	Interest rate, foreign exchange
Other assets (11)	73,185	26,199	46,986	Interest rate
Assets not subject to market risk (12)	5,890	–	–
Total assets	$1,200,352	$535,520	$658,942
Liabilities subject to market risk
Deposits (13)	$769,568	$156,819	$612,749	Interest rate
Segregated fund liabilities (14)	839	–	839	Interest rate
Other
Obligations related to securities sold short	51,931	51,931	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	99,310	99,198	112	Interest rate
Derivatives	132,023	126,572	5,451	Interest rate, foreign exchange
Other liabilities (16)	59,319	20,447	38,872	Interest rate
Subordinated debentures	9,854	–	9,854	Interest rate
Liabilities not subject to market risk (17)	7,620	–	–
Total liabilities	$1,130,464	$454,967	$667,877
Total equity	$69,888
Total liabilities and equity	$1,200,352

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,181 million included in SIRR. An additional $676 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $8,457 million are included in SIRR.
(5)	Trading securities include $6,771 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $59,032 million and held-to-maturity securities of $13,237 million. $58,675 million of the total securities are included in SIRR. An additional $1,524 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $12,070 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $398 million reflected in SIRR.
(8)	Retail loans include $352,052 million reflected in SIRR.
(9)	Wholesale loans include $156,208 million reflected in SIRR. An additional $1,235 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $43,010 million reflected in SIRR. An additional $3,976 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $5,890 million of physical and other assets.
(13)	Deposits include $612,749 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $112 million reflected in SIRR.
(16)	Other liabilities include $10,248 million used in the management of the SIRR of RBC Insurance and $28,624 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $7,620 million of payroll related and other liabilities.

34        Royal Bank of Canada        First Quarter 2016

	As at October 31, 2015
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$12,452	$5,720	$6,732	Interest rate
Interest-bearing deposits with banks (4)	22,690	15,764	6,926	Interest rate
Securities
Trading (5)	158,703	151,420	7,283	Interest rate, credit spread
Available-for-sale (6)	56,805	–	56,805	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	174,723	174,594	129	Interest rate
Loans
Retail (8)	348,183	16,337	331,846	Interest rate
Wholesale (9)	126,069	140	125,929	Interest rate
Allowance for loan losses	(2,029)	–	(2,029)	Interest rate
Segregated fund net assets (10)	830	–	830	Interest rate
Derivatives	105,626	99,233	6,393	Interest rate, foreign exchange
Other assets (11)	64,082	24,578	39,504	Interest rate
Assets not subject to market risk (12)	6,074	–	–
Total assets	$1,074,208	$487,786	$580,348
Liabilities subject to market risk
Deposits (13)	$697,227	$151,776	$545,451	Interest rate
Segregated fund liabilities (14)	830	–	830	Interest rate
Other
Obligations related to securities sold short	47,658	47,658	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	83,288	83,165	123	Interest rate
Derivatives	107,860	103,348	4,512	Interest rate, foreign exchange
Other liabilities (16)	58,184	19,757	38,427	Interest rate
Subordinated debentures	7,362	–	7,362	Interest rate
Liabilities not subject to market risk (17)	7,855	–	–
Total liabilities	$1,010,264	$405,704	$596,705
Total equity	$63,944
Total liabilities and equity	$1,074,208

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $5,829 million included in SIRR. An additional $903 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $6,926 million are included in SIRR.
(5)	Trading securities include $7,283 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $48,164 million and held-to-maturity securities of $8,641 million. $43,528 million of the total securities are included in SIRR. An additional $1,917 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $11,360 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $129 million reflected in SIRR.
(8)	Retail loans include $331,846 million reflected in SIRR.
(9)	Wholesale loans include $124,701 million reflected in SIRR. An additional $1,228 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $36,728 million reflected in SIRR. An additional $2,776 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $6,074 million of physical and other assets.
(13)	Deposits include $545,451 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $123 million reflected in SIRR.
(16)	Other liabilities include $10,019 million used in the management of the SIRR of RBC Insurance, and $28,408 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $7,855 million of payroll related and other liabilities.

Liquidity and funding risk

There have been no material changes to our Liquidity Risk Management Framework as described in our 2015 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for prospective regulatory reforms in the jurisdictions we operate. Our liquidity and funding risk remains well within our risk appetite.

Regulatory environment

There have been no material changes to the regulatory environment as described in our 2015 Annual Report. For a discussion on regulatory developments, refer to the Economic, market and regulatory review and outlook section of this Q1 2016 Report to Shareholders.

Royal Bank of Canada        First Quarter 2016        35

Risk measurement

Liquidity risk is measured by applying scenario based assumptions against our assets and liabilities and off-balance sheet commitments to derive expected cash flow profiles over varying time horizons. For instance, government bonds can be quickly and reliably monetized to generate cash inflow prior to their contractual maturity, and similarly, relationship demand deposits can be deemed as having little short-term cash outflow although having the contractual right to redeem on demand. Risk methodologies and underlying assumptions such as these are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

To control liquidity risk within our liquidity risk appetite, we set limits on various metrics reflecting a range of time horizons and severity of stress conditions. For further details on our methodologies and measurement, refer to the Liquidity and funding risk section of our 2015 Annual Report.

Risk profile

As at January 31, 2016, relationship-based deposits as internally defined, which are the primary source of funding for retail loans and mortgages, were $478 billion or 52% of our total funding (October 31, 2015 – $422 billion or 51%). The increase in relationship deposits is largely due to the acquisition of City National Bank. Highly liquid assets were funded primarily by short-term wholesale funding that reflects the expected monetization period of these assets. Wholesale funding is comprised of unsecured short-term liabilities of $122 billion and secured (repos and short sales) liabilities of $170 billion, and represented 13% and 18% of total funding as at January 31, 2016, respectively (October 31, 2015 – $110 billion and $149 billion or 13% and 18% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the Funding section below.

As at January 31, 2016, we held earmarked contingency liquidity assets of $16 billion, of which $10 billion was in U.S. currency and $6 billion was in Canadian currency (October 31, 2015 – $16 billion of which $10 billion was in U.S. currency and $6 billion was in Canadian currency). During the quarter ended January 31, 2016, we held on average $16 billion, of which $10 billion was in U.S. currency and $6 billion was in Canadian currency (October 31, 2015 – $13 billion of which $8 billion was in U.S. currency and $5 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$4 billion as at January 31, 2016 to mitigate the volatility of our net pledging requirements for derivatives trading (October 31, 2015 – US$4 billion). This buffer averaged US$4 billion during the quarter ended January 31, 2016 (October 31, 2015 – US$4 billion). These assets are included in our high-quality liquid asset (HQLA) pool, which is discussed below.

36        Royal Bank of Canada        First Quarter 2016

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is a Basel III metric that measures the sufficiency of HQLA available to meet liquidity needs over a 30 day period in an acute stress scenario. OSFI adopted a minimum LCR requirement of 100% for Canadian banks, effective January 1, 2015. LCR is disclosed using the standard Basel disclosure template and is calculated using the average of month-end positions during the quarter.

Liquidity coverage ratio common disclosure template (1)

	As at
	January 31 2016		October 31 2015
(Millions of Canadian dollars, except percentage amount)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		210,038		194,785
Cash outflows
Retail deposits and deposits from small business customers, of which: (2)	208,696	16,236	180,831	13,856
Stable deposits (3)	66,203	1,987	60,399	1,813
Less stable deposits	142,493	14,249	120,432	12,043
Unsecured wholesale funding, of which:	232,904	101,341	217,592	97,305
Operational deposits (all counterparties) and deposits (4) in networks of cooperative banks	104,370	25,084	97,255	23,342
Non-operational deposits	111,159	58,882	101,632	55,258
Unsecured debt	17,375	17,375	18,705	18,705
Secured wholesale funding		29,209		26,709
Additional requirements, of which:	228,127	62,023	195,694	51,288
Outflows related to derivative exposures and other collateral requirements	53,044	26,260	43,709	17,747
Outflows related to loss of funding on debt products	5,978	5,978	4,893	4,893
Credit and liquidity facilities	169,105	29,785	147,092	28,648
Other contractual funding obligations (5)	27,618	27,618	28,056	28,056
Other contingent funding obligations (6)	447,228	6,331	433,181	6,224
Total cash outflows		242,758		223,438
Cash inflows
Secured lending (e.g. reverse repos)	118,559	25,618	119,274	32,982
Inflows from fully performing exposures	12,106	8,024	11,709	8,013
Other cash inflows	37,612	37,612	29,309	29,309
Total Cash inflows		71,254		70,304

		Total adjusted value		Total adjusted value
Total HQLA		210,038		194,785
Total net cash outflows		171,504		153,134
Liquidity coverage ratio		122%		127%

(1)	LCR is calculated using OSFI LAR and BCBS liquidity coverage ratio requirements.
(2)	Excludes deposits with 0% cash outflow rates.
(3)	As defined by BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from non-retail and non-small and medium-sized enterprise customers are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0%-5%).

We manage our LCR position within a target range that reflects management’s liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed, including contingency and cash management liquid assets, to meet our target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 78% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supra-national entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from application of withdrawal and non-renewal factors to demand and term deposits which are differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to client. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that management believes would be available to the Bank in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Royal Bank of Canada        First Quarter 2016        37

Q1 2016 vs. Q4 2015

In Q1 2016, our LCR was 122%, which translates into a surplus of approximately $39 billion, which is $3 billion lower than our surplus the last quarter. The decrease was largely attributed to higher cash outflows from secured and unsecured wholesale funding.

Liquidity reserve and asset encumbrance

As recommended by the Enhanced Disclosure Task Force (EDTF), the following tables provide summaries of our liquidity reserve and asset encumbrance. In both tables, unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g. repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g. earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g. to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

Liquidity reserve

In the liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities that could be accessed under exceptional circumstances provided certain pre-conditions could be met and where advances could be supported by eligible assets (e.g. certain unencumbered loans) not included in the liquid assets category.

38        Royal Bank of Canada        First Quarter 2016

Liquidity reserve (1)

	As at January 31, 2016
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$29,205	$–	$29,205	$1,903	$27,302
Deposits in other banks available overnight	3,793	–	3,793	292	3,501
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	294,921	24,288	319,209	147,715	171,494
Other (2)	146,338	31,417	177,755	83,845	93,910

Liquidity assets eligible at central banks (not included above) (4)	638	–	638	–	638
Undrawn credit lines granted by central banks (5)	12,718	–	12,718	–	12,718
Other assets eligible as collateral for discount (6)	136,646	–	136,646	–	136,646
Other liquid assets (7)	23,584	–	23,584	23,584	–
Total liquid assets	$647,843	$55,705	$703,548	$257,339	$446,209

	As at October 31, 2015
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$25,075	$–	$25,075	$1,719	$23,356
Deposits in other banks available overnight	2,298	–	2,298	1	2,297
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	257,338	21,216	278,554	127,702	150,852
Other (2)	142,713	31,751	174,464	80,349	94,115

Liquidity assets eligible at central banks (not included above) (4)	63	–	63	–	63
Undrawn credit lines granted by central banks (5)	11,844	–	11,844	–	11,844
Other assets eligible as collateral for discount (6)	128,401	–	128,401	–	128,401
Other liquid assets (7)	21,675	–	21,675	21,675	–
Total liquid assets	$589,407	$52,967	$642,374	$231,446	$410,928

	As at
(Millions of Canadian dollars)	January 31 2016	October 31 2015
Royal Bank of Canada	$260,636	$252,052
Foreign branches	65,828	64,684
Subsidiaries	119,745	94,192
Total unencumbered liquid assets	$446,209	$410,928

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the Bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments and U.S. government sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to OTC and exchange-traded derivative transactions.

Q1 2016 vs. Q4 2015

Total liquid assets increased $61 billion or 10%, largely reflecting our acquisition of City National, the impact of foreign exchange translation, and increased trading and security financing activities primarily driven by client demand.

Asset encumbrance

The Asset encumbrance table provides a comprehensive view of the assets available to the Bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. Less liquid assets such as mortgages and credit card receivables can in part be monetized although require more lead time relative to liquid assets. As at January 31, 2016, our assets available as collateral comprised 63% of our total liquid assets.

Royal Bank of Canada        First Quarter 2016        39

Asset encumbrance (1)

	As at
	January 31 2016					October 31 2015
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)
Cash and due from banks	$–	$1,903	$15,147	$–	$17,050	$–	$1,719	$10,733	$–	$12,452
Interest-bearing deposits with banks	–	292	24,344	–	24,636	1	–	22,689	–	22,690
Securities
Trading	73,968	–	85,848	1,626	161,442	66,752	–	90,551	1,400	158,703
Available-for-sale	8,237	49	61,125	2,858	72,269	7,800	669	45,548	2,788	56,805
Assets purchased under reverse repurchase agreements and securities borrowed	164,460	–	96,425	18,920	279,805	148,117	–	89,929	18,398	256,444
Loans
Retail
Mortgage securities	34,767	–	35,436	–	70,203	35,889	–	33,921	–	69,810
Mortgage loans	35,593	–	11,990	127,842	175,425	36,422	–	–	127,743	164,165
Non-mortgage loans	10,839	–	97,326	6,970	115,135	8,314	–	100,040	5,854	114,208
Wholesale	2,869	–	41,083	113,640	157,592	3,376	–	40,867	81,826	126,069
Allowance for loan losses	–	–	–	(2,169)	(2,169)	–	–	–	(2,029)	(2,029)
Segregated fund net assets	–	–	–	839	839	–	–	–	830	830
Other – Derivatives	–	–	–	132,560	132,560	–	–	–	105,626	105,626
– Others (6)	23,584	–	–	55,491	79,075	22,286	–	–	47,870	70,156
Total assets	$354,317	$2,244	$468,724	$458,577	$1,283,862	$328,957	$2,388	$434,278	$390,306	$1,155,929

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously disrupted, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate market liquidity dislocations.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) our unused wholesale funding capacity, which is regularly assessed using an established methodology that is periodically reviewed and, as necessary, revised, and (ii) central bank borrowing facilities if, in extraordinary circumstances, market sources were not sufficient to allow us to monetize our assets available as collateral to meet our requirements (e.g. Bank of Canada, Federal Reserve Bank, Bank of England, and Bank of France).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits consist of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year and as at January 31, 2016 represented 66% of our total deposits (October 31, 2015 – 64%). Over the past quarter, core deposit balances grew by approximately $51 billion or 11%, mainly attributable to the acquisition of City National. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funding maturity schedule, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

40        Royal Bank of Canada        First Quarter 2016

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $25 billion	• SEC Registered Medium Term Note Program – US$40 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bond Program – US$15 billion (1)	• Global Covered Bond Program – €32 billion

• Japanese Issuance Programs – ¥1 trillion

(1)	Subject to the €32 billion Global Covered Bond Program limit.

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year	(1) Based on original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

Royal Bank of Canada        First Quarter 2016        41

The following table provides our composition of wholesale funding based on remaining term to maturity and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at January 31, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,586	$329	$25	$82	$3,022	$–	$–	$3,022
Certificates of deposit and commercial paper	5,894	16,256	21,423	8,481	52,054	–	221	52,275
Asset-backed commercial paper (3)	2,545	4,774	5,031	245	12,595	–	–	12,595
Senior unsecured medium-term notes (4)	368	4,045	4,402	17,998	26,813	15,276	45,291	87,380
Senior unsecured structured notes (5)	76	469	457	648	1,650	788	6,903	9,341
Mortgage securitization	30	606	1,395	1,528	3,559	2,528	15,792	21,879
Covered bonds/asset-backed securities (6)	700	–	3,651	3,810	8,161	8,620	31,403	48,184
Subordinated liabilities	–	–	–	–	–	116	9,515	9,631
Other (7)	3,868	2,682	1,277	1,538	9,365	8	4,678	14,051
Total	$16,067	$29,161	$37,661	$34,330	$117,219	$27,336	$113,803	$258,358
Of which:
– Secured	$7,080	$7,769	$10,077	$5,583	$30,509	$11,148	$47,196	$88,853
– Unsecured	8,987	21,392	27,584	28,747	86,710	16,188	66,607	169,505

(Millions of Canadian dollars)	As at October 31, 2015
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$5,107	$62	$13	$30	$5,212	$–	$–	$5,212
Certificates of deposit and commercial paper	9,355	9,648	18,591	10,071	47,665	451	207	48,323
Asset-backed commercial paper (3)	883	2,317	6,989	1,572	11,761	–	–	11,761
Senior unsecured medium-term notes (4)	944	6,403	4,165	11,348	22,860	17,670	42,520	83,050
Senior unsecured structured notes (5)	151	535	376	577	1,639	679	6,070	8,388
Mortgage securitization	41	1,088	673	2,139	3,941	2,656	16,049	22,646
Covered bonds/asset-backed securities (6)	–	1,961	654	5,438	8,053	7,518	30,041	45,612
Subordinated liabilities	1,500	–	–	–	1,500	108	5,619	7,227
Other (7)	4,126	3,283	252	1,318	8,979	12	4,408	13,399
Total	$22,107	$25,297	$31,713	$32,493	$111,610	$29,094	$104,914	$245,618
Of which:
– Secured	$4,952	$7,506	$8,315	$9,149	$29,922	$10,174	$46,090	$86,186
– Unsecured	17,155	17,791	23,398	23,344	81,688	18,920	58,824	159,432

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g. custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgage loans. Amounts have been revised from those previously presented.
(7)	Includes tender option bonds (secured) of $6,193 million (October 31, 2015 – $6,088 million), bearer deposit notes (unsecured) of $3,473 million (October 31, 2015 – $3,186 million) and other long-term structured deposits (unsecured) of $4,387 million (October 31, 2015 – $4,125 million).

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g. amortized cost or fair value) at the balance sheet date and have been enhanced in response to EDTF recommendations. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

42        Royal Bank of Canada        First Quarter 2016

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

	As at January 31, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$38,490	$64	$–	$311	$–	$–	$–	$–	$2,821	$41,686
Securities
Trading (1)	108,441	23	14	3	6	66	150	5,654	47,085	161,442
Available-for-sale	1,613	4,877	4,140	1,446	1,324	6,974	20,822	29,149	1,924	72,269
Assets purchased under reverse repurchase agreements and securities borrowed	95,403	40,633	33,983	9,714	5,092	2,926	–	–	8,544	196,295
Loans (net of allowance for loan losses)	16,692	16,623	22,164	18,967	19,680	98,362	200,928	38,875	83,895	516,186
Other
Customers’ liability under acceptances	8,357	4,495	23	–	–	6	1	–	–	12,882
Derivatives	9,629	12,403	5,410	3,819	5,101	11,110	30,070	55,002	16	132,560
Other financial assets	31,381	829	456	1,889	50	43	31	426	1,486	36,591
Total financial assets	$310,006	$79,947	$66,190	$36,149	$31,253	$119,487	$252,002	$129,106	$145,771	$1,169,911
Other non-financial assets	881	1,417	525	394	285	1,039	1,642	2,690	21,568	30,441
Total assets	$310,887	$81,364	$66,715	$36,543	$31,538	$120,526	$253,644	$131,796	$167,339	$1,200,352
Liabilities and equity
Deposits (2)
Unsecured borrowing	$46,190	$33,278	$39,203	$29,414	$31,645	$23,361	$57,760	$15,500	$390,170	$666,521
Secured borrowing	3,276	6,193	11,162	2,532	4,271	9,340	19,442	8,725	–	64,941
Covered bonds	–	–	2,452	1,239	–	5,576	25,244	3,595	–	38,106
Other
Acceptances	8,357	4,495	23	–	–	6	1	–	–	12,882
Obligations related to securities sold short	51,931	–	–	–	–	–	–	–	–	51,931
Obligations related to assets sold under repurchase agreements and securities loaned	82,558	4,104	2,974	846	542	769	30	–	7,487	99,310
Derivatives	7,845	9,794	6,471	5,200	6,403	12,496	32,451	51,353	10	132,023
Other financial liabilities	24,102	1,048	235	1,593	233	99	261	4,344	596	32,511
Subordinated debentures	–	–	–	–	–	–	125	9,729	–	9,854
Total financial liabilities	$224,259	$58,912	$62,520	$40,824	$43,094	$51,647	$135,314	$93,246	$398,263	$1,108,079
Other non-financial liabilities	819	523	126	163	1,339	783	2,195	8,874	7,563	22,385
Equity	–	–	–	–	–	–	–	–	69,888	69,888
Total liabilities and equity	$225,078	$59,435	$62,646	$40,987	$44,433	$52,430	$137,509	$102,120	$475,714	$1,200,352
Off-balance sheet items
Financial guarantees	$417	$1,621	$2,504	$1,534	$3,135	$3,124	$6,537	$183	$66	$19,121
Lease commitments	63	122	179	180	180	668	1,577	1,914	–	4,883
Commitments to extend credit	4,504	5,565	13,865	10,488	16,267	31,485	144,110	15,108	5,417	246,809
Other credit-related commitments	426	896	1,222	1,029	1,265	383	929	276	76,162	82,588
Other commitments	323	166	55	–	–	–	–	–	–	544
Total off-balance sheet items	$5,733	$8,370	$17,825	$13,231	$20,847	$35,660	$153,153	$17,481	$81,645	$353,945

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        First Quarter 2016        43

	As at October 31, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$31,355	$56	$17	$530	$–	$–	$–	$–	$3,184	$35,142
Securities
Trading (1)	103,718	21	26	77	51	188	552	5,580	48,490	158,703
Available-for-sale	2,947	3,682	1,345	3,259	988	4,778	20,154	17,802	1,850	56,805
Assets purchased under reverse repurchase agreements and securities borrowed	82,017	30,851	27,871	16,570	7,320	2,601	–	–	7,493	174,723
Loans (net of allowance for loan losses)	15,020	11,828	23,196	22,295	18,234	89,179	184,249	22,833	85,389	472,223
Other
Customers’ liability under acceptances	10,343	3,032	71	–	–	6	1	–	–	13,453
Derivatives	7,492	8,129	3,747	3,074	2,479	10,639	25,244	44,811	11	105,626
Other financial assets	29,187	624	711	169	33	83	26	525	966	32,324
Total financial assets	$282,079	$58,223	$56,984	$45,974	$29,105	$107,474	$230,226	$91,551	$147,383	$1,048,999
Other non-financial assets	1,792	1,506	526	374	60	866	1,573	2,425	16,087	25,209
Total assets	$283,871	$59,729	$57,510	$46,348	$29,165	$108,340	$231,799	$93,976	$163,470	$1,074,208
Liabilities and equity
Deposits (2)
Unsecured borrowing	$40,992	$29,994	$41,298	$20,175	$27,220	$30,697	$53,403	$14,479	$338,378	$596,636
Secured borrowing	970	4,818	8,602	7,567	2,676	9,708	19,318	9,736	–	63,395
Covered bonds	–	1,961	–	2,293	1,165	3,269	24,064	4,444	–	37,196
Other
Acceptances	10,343	3,032	71	–	–	6	1	–	–	13,453
Obligations related to securities sold short	47,658	–	–	–	–	–	–	–	–	47,658
Obligations related to assets sold under repurchase agreements and securities loaned	66,099	7,580	1,419	422	800	780	10	–	6,178	83,288
Derivatives	5,376	8,481	4,146	4,205	3,884	12,240	28,140	41,383	5	107,860
Other financial liabilities	23,210	1,236	391	120	198	72	239	4,188	349	30,003
Subordinated debentures	–	–	–	–	–	–	–	7,362	–	7,362
Total financial liabilities	$194,648	$57,102	$55,927	$34,782	$35,943	$56,772	$125,175	$81,592	$344,910	$986,851
Other non-financial liabilities	990	3,291	170	142	169	894	2,564	8,522	6,671	23,413
Equity	–	–	–	–	–	–	–	–	63,944	63,944
Total liabilities and equity	$195,638	$60,393	$56,097	$34,924	$36,112	$57,666	$127,739	$90,114	$415,525	$1,074,208
Off-balance sheet items
Financial guarantees	$828	$2,798	$1,348	$2,115	$1,552	$2,861	$5,813	$147	$32	$17,494
Lease commitments	62	123	180	175	177	602	1,293	1,808	–	4,420
Commitments to extend credit	3,801	6,005	9,854	10,976	8,281	32,971	127,747	14,127	3,113	216,875
Other credit-related commitments	623	828	1,172	1,169	1,014	343	834	272	74,247	80,502
Other commitments	353	–	–	–	–	–	–	–	–	353
Total off-balance sheet items	$5,667	$9,754	$12,554	$14,435	$11,024	$36,777	$135,687	$16,354	$77,392	$319,644

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and are based on their methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On November 3, 2015, Moody’s affirmed our ratings with a negative outlook along with the ratings of the other five largest Canadian banks.

On December 11, 2015, S&P revised our outlook from negative to stable, along with the outlooks of the other five largest Canadian banks. Our ratings remained unchanged.

On January 25, 2016, Fitch Ratings revised our outlook to negative from stable and affirmed our rating along with the ratings of the other five largest Canadian banks.

44        Royal Bank of Canada        First Quarter 2016

The following table presents our major credit ratings(1) and outlooks as at February 23, 2016:

Credit ratings

As at February 23, 2016
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	negative
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	negative
Dominion Bond Rating Services	R-1(high)	AA	negative

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets. It may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	January 31 2016			October 31 2015
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$627	$166	$1,109	$760	$132	$972
Other contractual funding or margin requirements (1)	455	121	–	421	88	–

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

We continue to manage our capital in accordance with our Capital Management Framework as described in our 2015 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements.

OSFI expects Canadian banks to currently meet the Basel III “all-in” targets (BCBS January 1, 2019 requirements – minimum ratios plus the capital conservation buffer) for CET1 ratio, Tier 1 and Total capital. To ensure consistent implementation similar to that in other countries, effective January 1, 2014, OSFI allowed Canadian banks to phase in the Basel III CVA capital charge over a five-year period ending December 31, 2018. In 2016, the CVA scalars remain unchanged at 64%, 71%, and 77% for CET1, Tier 1 and Total Capital respectively, and will reach 100% for each tier of capital by 2019.

Commencing January 1, 2016, we are required to include an additional 1% risk-weighted capital surcharge given our designation as a D-SIB by OSFI in 2013 (along with five other Canadian banks) as referenced in the table below.

The following table provides a summary of OSFI regulatory target ratios under Basel III.

Basel III Capital ratios and leverage	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at January 31, 2016	Meet or exceed OSFI regulatory target ratios
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1	> 4.5%	2.5%	> 7.0%	1.0%	> 8.0%	9.9%	✓
Tier 1 capital	> 6.0%	2.5%	> 8.5%	1.0%	> 9.5%	11.3%	✓
Total capital	> 8.0%	2.5%	> 10.5%	1.0%	> 11.5%	13.4%	✓
Leverage ratio	> 3.0%	n.a.	> 3.0%	n.a.	> 3.0%	4.0%	✓

(1)	Effective January 1, 2016, the D-SIBs surcharge is applicable to risk-weighted capital.

Royal Bank of Canada        First Quarter 2016        45

The following table provides details on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the year and our capital ratios remain well above OSFI regulatory targets.

Regulatory capital, RWA and capital ratios

	As at
(Millions of Canadian dollars, except percentage and multiple amounts and as otherwise noted)	January 31 2016	October 31 2015	January 31 2015
Capital (1)
CET1 capital	$45,672	$43,715	$38,902
Tier 1 capital	51,992	50,541	44,917
Total capital	61,752	58,004	52,953
Risk-weighted assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	459,929	411,756	405,307
Tier 1 capital RWA	461,286	412,941	406,722
Total capital RWA	462,449	413,957	407,934

Total capital RWA consisting of: (1)
Credit risk	$372,125	$323,870	$314,163
Market risk	37,232	39,786	45,623
Operational risk	53,092	50,301	48,148
Total capital RWA	$462,449	$413,957	$407,934
Capital ratios, Leverage ratio and multiples (1), (3)
CET1 ratio	9.9%	10.6%	9.6%
Tier 1 capital ratio	11.3%	12.2%	11.0%
Total capital ratio	13.4%	14.0%	13.0%
Leverage ratio	4.0%	4.3%	3.8%
Leverage ratio exposure (billions)	$1,288.5	$1,170.2	$1,178.9

(1)	Capital, RWA, capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements based on the Basel III framework. Leverage ratios are calculated using OSFI Leverage Requirements Guideline based on the Basel III framework. Effective the first quarter of 2015, the leverage ratio has replaced the ACM. Capital ratios presented above are on an “all-in” basis.
(2)	In 2015, the CVA scalars of 64%, 71% and 77% were applied to CET 1, Tier 1 and Total Capital, respectively. In 2016, the scalars remain unchanged.
(3)	To enhance comparability among other global financial institutions, our transitional CET1, Tier 1, Total capital and leverage ratios as at January 31, 2016 were 11.2%, 11.5%, 13.5% and 4.2%, respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

Q1 2016 vs. Q4 2015

(1)	Represents rounded figures.
(2)	Internal capital generation includes $1.2 billion which represents Net income available to shareholders less common and preferred shares dividends.

Our CET1 ratio was 9.9%, down 70 bps from last quarter, mainly due to the acquisition of City National and the impact of lower discount rates in determining our pension and other post-employment benefit obligations, partially offset by internal capital generation and lower business RWA.

46        Royal Bank of Canada        First Quarter 2016

CET1 capital RWA increased $48 billion, primarily as a result of the acquisition of City National and the impact of foreign exchange translation, partially offset by lower business RWA mainly in market risk portfolios.

Our Tier 1 capital ratio of 11.3% was down 90 bps, mainly reflecting the factors noted under the CET1 ratio, and the net redemption of additional Tier 1 capital instruments.

Our Total capital ratio of 13.4% was down 60 bps, mainly due to the factors noted under the Tier 1 capital ratio. Total capital ratio was positively impacted by the net issuance of subordinated debentures.

Our Leverage ratio of 4.0% was down 30 bps, mainly reflecting the acquisition of City National, the impact of lower discount rates in determining our pension and other post-employment benefit obligations, along with the net redemption of additional Tier 1 capital instruments. These factors were partially offset by internal capital generation.

Selected capital management activity

The following table provides our selected capital management activity for the three months ended January 31, 2016.

Selected capital management activity
	As at January 31, 2016
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Tier 1 capital
Common shares issued
Issued in connection with share-based compensation plans (1)	1,589	$86
Issued in connection with the acquisition of City National	41,619	3,115
Issuance of preferred shares Series BK (2), (3), (4)	29,000	725

Tier 2 capital
Issuance of January 20, 2026 subordinated debentures (2),(4)		1,500
Issuance of January 27, 2026 subordinated debentures (2),(4)		2,106
Redemption of RBC Trust Capital Securities – Series 2015 (2)		(1,200)
Redemption of November 2, 2020 subordinated debentures (2)		(1,500)

Other
Issuance of preferred shares Series C-1 (2),(3)	175	227
Issuance of preferred shares Series C-2 (2),(3)	100	153

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 9 of our Condensed Financial Statements.
(3)	Based on gross amount.
(4)	Non-Viable Contingent Capital (NVCC) capital instruments.

Royal Bank of Canada        First Quarter 2016        47

Selected share data (1)

	As at January 31, 2016
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,486,631	$ 17,774	$ 0.79
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.15
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AZ (3), (4)	20,000	500	0.25
Non-cumulative Series BB (3), (4)	20,000	500	0.24
Non-cumulative Series BD (3), (4)	24,000	600	0.23
Non-cumulative Series BF (3), (4)	12,000	300	0.23
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BJ (4)	6,000	150	0.52
Non-cumulative Series BK (3), (4)	29,000	725	–
Non-cumulative Series C-1	175	227	13.75
Non-cumulative Series C-2	100	153	16.88
Treasury shares held – preferred	(17)	(1)
Treasury shares held – common	1,193	88
Stock options
Outstanding	14,797
Exercisable	10,188
Dividends
Common		1,175
Preferred		60

(1)	For further details about our capital management activity, refer to Note 9 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.

On November 2, 2015, we completed the acquisition of City National, whereby we issued 41.6 million RBC common shares, and US$275 million of RBC first preferred shares (Series C-1 and Series C-2).

On November 2, 2015, we redeemed all $1.5 billion outstanding 3.18% subordinated debentures due on November 2, 2020 for 100% of their principal amount plus accrued interest to the redemption date.

On December 16, 2015, we issued 27 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BK (BK Shares), and, on December 31, 2015, we issued an additional 2 million BK Shares pursuant to the exercise by the underwriters of their option to purchase additional BK Shares, for total gross proceeds of $725 million.

On December 31, 2015, we redeemed all issued and outstanding $1.2 billion principal amount of RBC Trust Capital Securities – Series 2015 for cash at a redemption price of $1,000 per unit.

On January 20, 2016, we issued $1.5 billion of subordinated debentures. The notes bear interest at a fixed rate of 3.31% per annum until January 20, 2021, and at the three-month Banker’s acceptance rate plus 2.35% thereafter until their maturity on January 20, 2026.

On January 27, 2016, we issued US$1.5 billion ($2.1 billion) of subordinated debentures. The notes bear interest at a fixed rate of 4.65% per annum until their maturity on January 27, 2026.

On February 23, 2016, we announced the results of the tender offer to purchase for cash issued and outstanding depositary shares of series C-1 and series C-2. The total consideration, including accrued dividends, payable for the 3,717,969 depositary shares of series C-1 and 3,184,562 depositary shares of series C-2 properly tendered and accepted for purchase is US$193 million. The expected settlement date for the offer is February 24, 2016.

As at February 19, 2016, the number of outstanding common shares and stock options and awards was 1,486,765,746 and 14,659,835, respectively, and the number of Treasury shares – preferred and Treasury shares – common was 14,065 and 1,313,498, respectively.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB, preferred shares Series BD, preferred shares Series BF, preferred shares Series BH, preferred shares Series BI, preferred shares Series BJ, preferred shares Series BK, subordinated debentures due on July 17, 2024, subordinated debentures due on September 29, 2026, subordinated debentures due on June 4, 2025, subordinated debentures due on January 20, 2026 and subordinated debentures due on January 27, 2026 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common

48        Royal Bank of Canada        First Quarter 2016

shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 2,638 million RBC common shares, on aggregate, which would represent a dilution impact of 63.95% based on the number of RBC common shares outstanding as at January 31, 2016.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. Effective the first quarter of 2016, we increased our capital attribution rate to the segments to better align with higher regulatory capital requirements.

The following outlines our attributed capital.

	For the three months ended
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Credit risk	$20,450	$17,650	$15,450
Market risk (trading and non-trading)	3,550	3,800	4,200
Operational risk	4,750	4,300	4,600
Business and fixed asset risk	3,100	2,700	2,900
Insurance risk	650	550	500
Goodwill and other intangibles	16,650	12,150	11,650
Regulatory capital allocation	8,500	6,500	4,600
Attributed capital	$57,650	$47,650	$43,900
Under attribution of capital	3,800	8,150	5,350
Average common equity	$61,450	$55,800	$49,250

Q1 2016 vs. Q4 2015

Attributed capital increased by $10 billion largely due to higher Credit and Goodwill and other intangibles risks, reflecting the acquisition of City National and the impact of foreign exchange translation. Higher regulatory capital allocation, reflecting higher capital attribution rate also contributed to the increase.

The increase in Operational and Business and fixed asset risks reflects the acquisition of City National, and higher revenue.

Market risk decreased largely due to changes in risk treatment of certain portfolios.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks.

Global systemically important banks (G-SIBs) 12 assessment indicators (1)

The BCBS and FSB use 12 indicators in the assessment methodology for determining the systemic importance of large global banks. As at October 31, 2015, RBC was not identified as a G-SIB. The following table provides the 12 indicators used in the G-SIB assessment.

	As at
(Millions of Canadian dollars)	January 31 2016	October 31 2015
Cross-jurisdictional activity (2)
Cross-jurisdictional claims	$401,488	$331,383
Cross-jurisdictional liabilities	273,742	195,069
Size (3)
Total exposures as defined for use in the Basel III leverage ratio	1,183,027	1,049,983
Interconnectedness (4)
Intra-financial system assets	126,922	90,174
Intra-financial system liabilities	138,953	137,079
Securities outstanding	284,360	256,828
Substitutability/financial institution infrastructure (5)
Payment activity	37,729,748	28,521,639
Assets under custody	3,419,329	3,533,655
Underwritten transactions in debt and equity markets (6)	202,055	178,366
Complexity (7)
Notional amount of over-the-counter derivatives	12,104,451	9,752,885
Trading and available-for-sale securities (6)	67,562	62,118
Level 3 assets	5,626	6,288

(1)	The G-SIBs indicators are prepared based on the methodology prescribed in BCBS guideline published in July 2013 and instructions and guidelines provided by BCBS and OSFI in January 2014. The indicators are based on regulatory scope of consolidation, which excludes RBC insurance subsidiaries.
(2)	Represents a bank’s level of interaction with foreign banks.
(3)	Represents the total on- and off- balance sheet exposures of the bank determined as per the Basel III leverage ratio rules before regulatory adjustments.
(4)	Represents transactions with other financial institutions.
(5)	Represents the extent to which the bank’s services could be substituted by other institutions.
(6)	Amounts have been revised from those previously presented and had no material impact on our prior year G-SIB score.
(7)	Includes the level of complexity and volume of a bank’s trading activities represented through derivatives, trading securities, available-for-sale securities and level 3 assets.

Royal Bank of Canada        First Quarter 2016        49

Q1 2016 vs. Q1 2015

Cross-jurisdictional claims increased $70 billion or 21% and cross-jurisdictional liabilities increased $79 billion or 40%, mainly due to the increase in cross-jurisdictional activity driven by the growth in our balance sheet.

Payment activity increased $9,208 billion or 32%, mainly due to higher U.S. dollar, Euro, and British pound denominated payments.

Assets under custody decreased $114 billion or 3%, mainly reflecting changes in client asset mix and unfavourable market conditions, partially offset by the impact of foreign exchange translation.

Notional amount of over-the-counter derivatives increased $2,352 billion or 24%, mainly due to the impact of foreign exchange translation and higher fair values on interest rate swaps.

Additional financial information

Exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $446 million represented less than 0.1% of our total assets as at January 31, 2016, compared to $640 million or less than 0.1% last year. The decrease of $194 million was primarily due to the sale of certain securities, partially offset by the impact of foreign exchange translation.

Commercial mortgage-backed securities

The fair value of our total direct holdings of Canadian and U.S. commercial mortgage-backed securities was $532 million as at January 31, 2016.

Assets and liabilities measured at fair value

Our financial instruments carried at fair value are classified as Level 1, 2 or 3, in accordance with the fair value hierarchy set out in IFRS 13 Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our audited 2015 Annual Consolidated Financial Statements.

The following table presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2 or 3 as at January 31, 2016.

	As at January 31, 2016
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$161,442	37%	63%	–%	100%
Available-for-sale	58,934	9	84	7	100
Assets purchased under reverse repurchase agreements and securities borrowed	132,395	–	100	–	100
Loans	3,144	–	86	14	100
Derivatives	234,992	2	98	–	100
Financial liabilities
Deposits	$125,124	–%	100%	–%	100%
Obligations related to securities sold short	51,931	62	38	–	100
Obligations related to assets sold under repurchase agreements and securities loaned	90,450	–	100	–	100
Derivatives	234,592	2	97	1	100

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Summary of accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our audited 2015 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosures

Changes in accounting policies

As a result of the acquisition of City National we have updated our accounting policies to reflect policies on Acquired Loans, Acquired Credit-Impaired Loans and Federal Deposit Insurance Corporation Covered Loans. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Future changes in accounting policies and disclosures

During the quarter, the International Accounting Standards Board (IASB) issued IFRS 16, Leases, which sets out the principles for recognition, measurement, presentation and disclosure of leases. The IASB also issued amendments to IAS 7, Statement of Cash Flows, which will require disclosure for movements of certain liabilities in the statement of cash flows. Please refer to Note 2 of our Condensed Financial Statements for details of these changes and to Note 2 of our audited 2015 Annual Consolidated Financial Statements for details of other future changes in accounting policies and disclosures.

50        Royal Bank of Canada        First Quarter 2016

Future changes in regulatory disclosures and guidance

BCBS revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for the revised Pillar 3 which requires disclosure of standard templates to provide comparability and consistency of capital and risk disclosure amongst banks. In January 2016, OSFI issued a draft guideline indicating that all domestic systemically important banks are expected to implement the Basel Pillar 3 disclosure requirements for the reporting period ending October 31, 2017. The final guideline is expected to be issued in the third quarter of 2016.

BCBS guidance on credit risk and accounting for expected credit losses

On December 18, 2015, the BCBS issued its final guidance on “Sound Credit Risk Assessment and Valuation for Loans”. The guidance sets out supervisory expectations on sound credit risk practices associated with the implementation of expected credit loss accounting models as required under IFRS 9, Financial Instruments (IFRS 9), effective for us on November 1, 2017.

Controls and procedures

Disclosure controls and procedures

As of January 31, 2016, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2016.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 29 of our audited 2015 Annual Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2016        51

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2015 Annual Report, Q1 2016 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	51	115	1
	2	Define risk terminology and measures		50-55 207-209	–
	3	Top and emerging risks		49-50	–
	4	New regulatory ratios	34-36,44	73,92-93	–
Risk governance, risk management and business model	5	Risk management organization		50-55	–
	6	Risk culture		50-52	–
	7	Risk in the context of our business activities		100	–
	8	Stress testing		52-53	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	44	92-93	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	21-24
	11	Flow statement of the movements in regulatory capital		–	25
	12	Capital strategic planning		91-93	–
	13	RWA by business segments		–	28
	14	Analysis of capital requirement, and related measurement model information		56-59	26-27
	15	RWA credit risk and related risk measurements		–	42-44
	16	Movement of risk-weighted assets by risk type		–	28
	17	Basel back-testing		53,57	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	37-38	74-77	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	38-39, 43-44	77,84	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	42-43	81-82	–
	21	Sources of funding and funding strategy	39-40	78-79	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	33-34	71-72	–
	23	Decomposition of market risk factors	30-32	67-70	–
	24	Market risk validation and back-testing		69	–
	25	Primary risk management techniques beyond reported risk measures and parameters		67-69	–
Credit risk	26	Bank’s credit risk profile	23-30	56-67 154-156	31-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	72-73	108-114	40
	27	Policies for identifying impaired loans		58,103 130-131	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	33,37
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives		60	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk		58	41
Other	31	Other risk types		84-91	–
	32	Publicly known risk events		87-89 192-193	–

52        Royal Bank of Canada        First Quarter 2016

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Assets
Cash and due from banks	$17,050	$12,452	$20,027
Interest-bearing deposits with banks	24,636	22,690	3,866
Securities (Note 4)
Trading	161,442	158,703	181,125
Available-for-sale	72,269	56,805	49,598
	233,711	215,508	230,723
Assets purchased under reverse repurchase agreements and securities borrowed	196,295	174,723	163,573
Loans (Note 5)
Retail	360,763	348,183	336,503
Wholesale	157,592	126,069	113,764
	518,355	474,252	450,267
Allowance for loan losses (Note 5)	(2,169)	(2,029)	(2,057)
	516,186	472,223	448,210
Segregated fund net assets	839	830	719
Other
Customers’ liability under acceptances	12,882	13,453	11,782
Derivatives	132,560	105,626	150,564
Premises and equipment, net	3,084	2,728	2,669
Goodwill	12,016	9,289	9,153
Other intangibles	4,872	2,814	2,833
Other assets	46,221	41,872	42,576
	211,635	175,782	219,577
Total assets	$1,200,352	$1,074,208	$1,086,695
Liabilities and equity
Deposits (Note 7)
Personal	$239,190	$220,566	$216,236
Business and government	510,231	455,578	417,084
Bank	20,147	21,083	21,387
	769,568	697,227	654,707
Segregated fund net liabilities	839	830	719
Other
Acceptances	12,882	13,453	11,782
Obligations related to securities sold short	51,931	47,658	59,485
Obligations related to assets sold under repurchase agreements and securities loaned	99,310	83,288	81,301
Derivatives	132,023	107,860	152,869
Insurance claims and policy benefit liabilities	8,319	9,110	9,440
Other liabilities	45,738	43,476	51,082
	350,203	304,845	365,959
Subordinated debentures (Note 9)	9,854	7,362	7,889
Total liabilities	1,130,464	1,010,264	1,029,274
Equity attributable to shareholders
Preferred shares (Note 9)	6,204	5,098	4,351
Common shares (shares issued — 1,487,824,278, 1,443,954,789 and 1,441,850,486) (Note 9)	17,862	14,611	14,474
Retained earnings	38,856	37,811	32,505
Other components of equity	6,393	4,626	4,335
	69,315	62,146	55,665
Non-controlling interests	573	1,798	1,756
Total equity	69,888	63,944	57,421
Total liabilities and equity	$1,200,352	$1,074,208	$1,086,695

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2016        53

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	January 31 2016	October 31 2015	January 31 2015
Interest income
Loans	$4,434	$4,203	$4,308
Securities	1,184	1,159	1,072
Assets purchased under reverse repurchase agreements and securities borrowed	405	333	301
Deposits and other	33	20	21
	6,056	5,715	5,702
Interest expense
Deposits and other	1,293	1,375	1,501
Other liabilities	530	486	507
Subordinated debentures	37	54	63
	1,860	1,915	2,071
Net interest income	4,196	3,800	3,631
Non-interest income
Insurance premiums, investment and fee income	1,159	717	1,892
Trading revenue	90	(203)	340
Investment management and custodial fees	1,054	942	927
Mutual fund revenue	719	731	695
Securities brokerage commissions	367	352	365
Service charges	431	404	392
Underwriting and other advisory fees	374	350	445
Foreign exchange revenue, other than trading	182	222	154
Card service revenue	216	193	204
Credit fees	263	308	245
Net gains on available-for-sale securities (Note 4)	52	34	27
Share of profit in joint ventures and associates	47	40	42
Other	209	129	285
	5,163	4,219	6,013
Total revenue	9,359	8,019	9,644
Provision for credit losses (Note 5)	410	275	270
Insurance policyholder benefits, claims and acquisition expense	829	292	1,522
Non-interest expense
Human resources (Note 8)	3,076	2,682	3,015
Equipment	356	342	297
Occupancy	393	368	335
Communications	203	253	198
Professional fees	240	307	198
Amortization of other intangibles	234	180	174
Other	458	515	403
	4,960	4,647	4,620
Income before income taxes	3,160	2,805	3,232
Income taxes	713	212	776
Net income	$2,447	$2,593	$2,456
Net income attributable to:
Shareholders	$2,426	$2,569	$2,434
Non-controlling interests	21	24	22
	$2,447	$2,593	$2,456
Basic earnings per share (in dollars) (Note 10)	$1.59	$1.74	$1.66
Diluted earnings per share (in dollars) (Note 10)	1.58	1.74	1.65
Dividends per common share (in dollars)	0.79	0.79	0.75

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

54        Royal Bank of Canada        First Quarter 2016

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Net income	$2,447	$2,593	$2,456
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	19	(176)	208
Reclassification of net losses (gains) on available-for-sale securities to income	(35)	(12)	–
	(16)	(188)	208
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	3,019	(97)	4,556
Net foreign currency translation gains (losses) from hedging activities	(1,172)	57	(2,605)
Reclassification of losses (gains) on foreign currency translation to income	–	(42)	(11)
Reclassification of losses (gains) on net investment hedging activities to income	–	42	10
	1,847	(40)	1,950
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(89)	41	(382)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	30	54	151
	(59)	95	(231)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 8)	(454)	456	(490)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	120	189	75
	(334)	645	(415)
Total other comprehensive income (loss), net of taxes	1,438	512	1,512
Total comprehensive income	$3,885	$3,105	$3,968
Total comprehensive income attributable to:
Shareholders	$3,859	$3,080	$3,936
Non-controlling interests	26	25	32
	$3,885	$3,105	$3,968

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Income taxes on other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	$30	$(69)	$68
Reclassification of net losses (gains) on available-for- sale securities to income	(15)	(5)	2
Unrealized foreign currency translation gains (losses)	4	1	6
Net foreign currency translation gains (losses) from hedging activities	(417)	20	(922)
Reclassification of losses (gains) on net investment hedging activities to income	–	15	4
Net gains (losses) on derivatives designated as cash flow hedges	(32)	15	(137)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	11	19	54
Remeasurements of employee benefit plans	(152)	162	(173)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	43	67	28
Total income tax expenses (recoveries)	$(528)	$225	$(1,070)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2016        55

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares- preferred	Treasury shares- common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2014	$4,075	$14,511	$–	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	600	20	–	–	(7)	–	–	–	–	613	–	613
Preferred shares redeemed	(325)	–	–	–	–	–	–	–	–	(325)	–	(325)
Sales of treasury shares	–	–	15	1,781	–	–	–	–	–	1,796	–	1,796
Purchases of treasury shares	–	–	(14)	(1,909)	–	–	–	–	–	(1,923)	–	(1,923)
Share-based compensation awards	–	–	–	–	2	–	–	–	–	2	–	2
Dividends on common shares	–	–	–	–	(1,081)	–	–	–	–	(1,081)	–	(1,081)
Dividends on preferred shares and other	–	–	–	–	(40)	–	–	–	–	(40)	(46)	(86)
Other	–	–	–	–	(3)	–	–	–	–	(3)	(43)	(46)
Net income	–	–	–	–	2,434	–	–	–	–	2,434	22	2,456
Total other comprehensive income (loss), net of taxes	–	–	–	–	(415)	208	1,940	(231)	1,917	1,502	10	1,512
Balance at January 31, 2015	$4,350	$14,531	$1	$(57)	$32,505	$640	$3,831	$(136)	$4,335	$55,665	$1,756	$57,421
Balance at July 31, 2015	$4,950	$14,561	$–	$37	$35,795	$503	$4,468	$(211)	$4,760	$60,103	$1,795	$61,898
Changes in equity
Issues of share capital	150	12	–	–	(3)	–	–	–	–	159	–	159
Sales of treasury shares	–	–	20	935	–	–	–	–	–	955	–	955
Purchases of treasury shares	–	–	(22)	(934)	–	–	–	–	–	(956)	–	(956)
Share-based compensation awards	–	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Dividends on common shares	–	–	–	–	(1,141)	–	–	–	–	(1,141)	–	(1,141)
Dividends on preferred shares and other	–	–	–	–	(54)	–	–	–	–	(54)	–	(54)
Other	–	–	–	–	1	–	–	–	–	1	(22)	(21)
Net income	–	–	–	–	2,569	–	–	–	–	2,569	24	2,593
Total other comprehensive income (loss), net of taxes	–	–	–	–	645	(188)	(41)	95	(134)	511	1	512
Balance at October 31, 2015	$5,100	$14,573	$(2)	$38	$37,811	$315	$4,427	$(116)	$4,626	$62,146	$1,798	$63,944
Changes in equity
Issues of share capital	1,105	3,201	–	–	(7)	–	–	–	–	4,299	–	4,299
Redemption of trust capital securities	–	–	–	–	–	–	–	–	–	–	(1,200)	(1,200)
Sales of treasury shares	–	–	40	989	–	–	–	–	–	1,029	–	1,029
Purchases of treasury shares	–	–	(39)	(939)	–	–	–	–	–	(978)	–	(978)
Share-based compensation awards	–	–	–	–	(6)	–	–	–	–	(6)	–	(6)
Dividends on common shares	–	–	–	–	(1,175)	–	–	–	–	(1,175)	–	(1,175)
Dividends on preferred shares and other	–	–	–	–	(60)	–	–	–	–	(60)	(46)	(106)
Other	–	–	–	–	201	–	–	–	–	201	(5)	196
Net income	–	–	–	–	2,426	–	–	–	–	2,426	21	2,447
Total other comprehensive income (loss), net of taxes	–	–	–	–	(334)	(16)	1,842	(59)	1,767	1,433	5	1,438
Balance at January 31, 2016	$6,205	$17,774	$(1)	$88	$38,856	$299	$6,269	$(175)	$6,393	$69,315	$573	$69,888

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

56        Royal Bank of Canada        First Quarter 2016

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Cash flows from operating activities
Net income	$2,447	$2,593	$2,456
Adjustments for non-cash items and others
Provision for credit losses	410	275	270
Depreciation	152	139	127
Deferred income taxes	91	253	5
Amortization and Impairment of other intangibles	234	181	175
Impairment of investments in joint ventures and associates	6	(17)	6
Losses (Gains) on sale of premises and equipment	1	2	(38)
Losses (Gains) on available-for-sale securities	(75)	(55)	(41)
Losses (Gains) on disposition of business	8	(96)	–
Impairment of available-for-sale securities	24	17	14
Share of loss (profit) in joint ventures and associates	(47)	(40)	(42)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	195	(285)	876
Net change in accrued interest receivable and payable	(221)	(51)	(318)
Current income taxes	(204)	(393)	(1,143)
Derivative assets	(26,840)	6,833	(63,162)
Derivative liabilities	24,066	(8,223)	63,887
Trading securities	(3,364)	13,682	(29,745)
Loans, net of securitizations	(13,956)	(5,467)	(13,069)
Assets purchased under reverse repurchase agreements and securities borrowed	(21,310)	(2,064)	(27,993)
Deposits, net of securitizations	30,099	2,991	40,607
Obligations related to assets sold under repurchase agreements and securities loaned	16,022	52	16,970
Obligations related to securities sold short	4,273	(7,998)	9,140
Brokers and dealers receivable and payable	616	826	1,170
Other	(6,512)	315	(1,944)
Net cash from (used in) operating activities	6,115	3,470	(1,792)
Cash flows from investing activities
Change in interest-bearing deposits with banks	833	(11,959)	4,772
Proceeds from sale of available-for-sale securities	2,625	2,701	2,227
Proceeds from maturity of available-for-sale securities	6,658	8,576	8,306
Purchases of available-for-sale securities	(9,493)	(9,009)	(8,181)
Proceeds from maturity of held-to-maturity securities	978	–	–
Purchases of held-to-maturity securities	(548)	(110)	(1,607)
Net acquisitions of premises and equipment and other intangibles	(407)	(389)	(281)
Proceeds from dispositions	–	192	–
Cash used in acquisitions	(2,964)	–	–
Net cash from (used in) investing activities	(2,318)	(9,998)	5,236
Cash flows from financing activities
Redemption of trust capital securities	(1,200)	–	–
Issue of subordinated debentures	3,606	–	–
Repayment of subordinated debentures	(1,500)	–	(200)
Issue of common shares	86	12	20
Issue of preferred shares	725	150	600
Redemption of preferred shares	–	–	(325)
Sales of treasury shares	1,029	955	1,796
Purchases of treasury shares	(978)	(956)	(1,923)
Dividends paid	(1,195)	(1,160)	(1,125)
Issuance costs	(7)	(3)	(7)
Dividends/distributions paid to non-controlling interests	(46)	–	(46)
Change in short-term borrowings of subsidiaries	2	(1)	24
Net cash from (used in) financing activities	522	(1,003)	(1,186)
Effect of exchange rate changes on cash and due from banks	279	7	348
Net change in cash and due from banks	4,598	(7,524)	2,606
Cash and due from banks at beginning of period (1)	12,452	19,976	17,421
Cash and due from banks at end of period (1)	$17,050	$12,452	$20,027
Cash flows from operating activities include:
Amount of interest paid	$1,818	$1,594	$2,032
Amount of interest received	5,710	5,247	5,166
Amount of dividend received	424	413	405
Amount of income taxes paid	212	599	565

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.2 billion as at January 31, 2016 (October 31, 2015 – $2.6 billion; July 31, 2015 – $2.9 billion; January 31, 2015 – $2.8 billion; October 31, 2014 – $2.0 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2016        57

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2015 Annual Consolidated Financial Statements and the accompanying notes included on pages 116 to 204 in our 2015 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On [February 23, 2016], the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2015 Annual Consolidated Financial Statements.

Changes in accounting policies

During the first quarter, we adopted the following accounting policies as a result of the acquisition of City National Corporation (City National):

Acquired Loans

Acquired loans are initially measured at fair value, which reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. No allowance for credit losses is recorded on acquisition. At the purchase date, acquired loans are classified as performing where we expect timely collection of all amounts due according to the original contractual terms and as acquired credit-impaired (ACI) where it is probable that we will be unable to collect all amounts due according to the original contractual terms.

Acquired performing loans are subsequently accounted for at amortized cost using the effective interest method. The expected future cash flows used in this calculation are based on the contractual terms of the asset and any acquisition-related premiums and discounts. Credit-related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are assessed for impairment at each balance sheet date in a manner consistent with assessments performed for our originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans, which include Federal Deposit Insurance Corporation (FDIC) covered loans, are identified as impaired on acquisition based on the specific risk characteristics of the loans, including indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, payment status or economic conditions that correlate with defaults.

ACI loans are measured at fair value on acquisition based on the present value of expected future cash flows. Estimates of expected future cash flows are reassessed at each balance sheet date for changes in expected default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected future cash flows result in an impairment loss, which is measured as the difference between the carrying amount of the loan and the present value of the revised expected future cash flows, discounted at the loan’s effective interest rate. Impairment losses result in an increase to the Allowance for credit losses which is recorded through the Provision for credit losses in our Consolidated Statements of Income. Probable increases in expected future cash flows result in a reversal of previous impairment losses, with the present value of any remaining increase recognized as Interest income.

Federal Deposit Insurance Corporation Covered Loans

FDIC covered loans are loans subject to loss-share agreements with the FDIC. Under these agreements, the FDIC reimburses us for 80% of the net losses incurred on the underlying loan portfolio. Impairment losses are recognized on acquired FDIC covered loans consistent with other ACI loans, as described above. The amounts expected to be reimbursed by the FDIC are recognized separately as indemnification assets.

Indemnification assets are initially recorded at fair value and subsequently adjusted for any changes in estimates related to the overall collectibility of the underlying loan portfolio. Additional impairment losses on the underlying loan portfolio generally result in an increase of the indemnification asset through the Provision for credit losses. Decreases in expected losses on the underlying loan portfolio generally result in a decrease of the indemnification asset through the Provision for credit losses to the extent that impairment losses were previously taken, or through net interest income. The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss-share agreements. Indemnification assets are recorded in Other – Other assets on the Consolidated Balance Sheets.

In accordance with each loss-share agreement, we may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss-share agreements (clawback liability). The clawback liability is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with each loss-share agreement, net of specified servicing costs. Subsequent changes to the estimated clawback liability are considered in determining the adjustment to the indemnification asset as described above. Clawback liabilities are recorded in Other – Other liabilities on the Consolidated Balance Sheets.

58        Royal Bank of Canada        First Quarter 2016

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Future changes in accounting policy and disclosure

The following are developments in new accounting standards that took place during the quarter:

IFRS 16 Leases (IFRS 16)

In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16 which sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard removed the current requirement for lessees to classify leases as finance leases or operating leases by introducing a single lessee accounting model that requires the recognition of lease assets and lease liabilities on the balance sheet for most leases. Lessees will also recognize depreciation expense on the lease asset and interest expense on the lease liability in the statement of income. There are no significant changes to lessor accounting aside from enhanced disclosure requirements. IFRS 16 will be effective for us on November 1, 2019.

IAS 7 Statement of Cash Flows (IAS 7)

In January 2016, the IASB issued amendments to IAS 7, which will require specific disclosures for movements in certain liabilities on the statement of cash flow. These amendments will be effective for us on November 1, 2017.

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Refer to Note 2 and Note 3 of our audited 2015 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at January 31, 2016
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$151,588	$9,854	$–	$–	$–	$161,442	$161,442
Available-for-sale (1)	–	–	59,032	13,237	13,495	72,269	72,527
	151,588	9,854	59,032	13,237	13,495	233,711	233,969
Assets purchased under reverse repurchase agreements and securities borrowed	–	132,395	–	63,900	63,901	196,295	196,296
Loans
Retail	202	–	–	359,297	359,755	359,499	359,957
Wholesale	1,198	1,744	–	153,745	151,462	156,687	154,404
	1,400	1,744	–	513,042	511,217	516,186	514,361
Other
Derivatives	132,560	–	–	–	–	132,560	132,560
Other assets (2)	3	931	–	46,808	46,801	47,742	47,735
Financial liabilities
Deposits
Personal	$56	$16,897		$222,237	$222,556	$239,190	$239,509
Business and government (3)	–	105,581		404,650	405,386	510,231	510,967
Bank (4)	–	2,590		17,557	17,562	20,147	20,152
	56	125,068		644,444	645,504	769,568	770,628
Other
Obligations related to securities sold short	51,931	–		–	–	51,931	51,931
Obligations related to assets sold under repurchase agreements and securities loaned	–	90,450		8,860	8,860	99,310	99,310
Derivatives	132,023	–		–	–	132,023	132,023
Other liabilities (5)	352	8		43,616	43,559	43,976	43,919
Subordinated debentures	–	119		9,735	9,482	9,854	9,601

Royal Bank of Canada        First Quarter 2016        59

	As at October 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$148,939	$9,764	$–	$–	$–	$158,703	$158,703
Available-for-sale (1)	–	–	48,164	8,641	8,759	56,805	56,923
	148,939	9,764	48,164	8,641	8,759	215,508	215,626
Assets purchased under reverse repurchase agreements and securities borrowed	–	114,692	–	60,031	60,071	174,723	174,763
Loans
Retail	166	–	–	346,795	348,513	346,961	348,679
Wholesale	1,280	1,327	–	122,655	121,316	125,262	123,923
	1,446	1,327	–	469,450	469,829	472,223	472,602
Other
Derivatives	105,626	–	–	–	–	105,626	105,626
Other assets (2)	–	925	–	44,852	44,852	45,777	45,777
Financial liabilities
Deposits
Personal	$69	$16,828		$203,669	$204,019	$220,566	$220,916
Business and government (3)	–	93,319		362,259	363,305	455,578	456,624
Bank (4)	–	5,376		15,707	15,713	21,083	21,089
	69	115,523		581,635	583,037	697,227	698,629
Other
Obligations related to securities sold short	47,658	–		–	–	47,658	47,658
Obligations related to assets sold under repurchase agreements and securities loaned	–	73,362		9,926	9,928	83,288	83,290
Derivatives	107,860	–		–	–	107,860	107,860
Other liabilities (5)	192	13		43,251	43,196	43,456	43,401
Subordinated debentures	–	112		7,250	7,078	7,362	7,190

	As at January 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$169,926	$11,199	$–	$–	$–	$181,125	$181,125
Available-for-sale (1)	–	–	46,454	3,144	3,347	49,598	49,801
	169,926	11,199	46,454	3,144	3,347	230,723	230,926
Assets purchased under reverse repurchase agreements and securities borrowed	–	105,530	–	58,043	58,043	163,573	163,573
Loans
Retail	–	–	–	335,251	336,358	335,251	336,358
Wholesale	1,484	1,773	–	109,702	109,215	112,959	112,472
	1,484	1,773	–	444,953	445,573	448,210	448,830
Other
Derivatives	150,564	–	–	–	–	150,564	150,564
Other assets (2)	–	927	–	42,687	42,687	43,614	43,614
Financial liabilities
Deposits
Personal	$100	$15,274		$200,862	$201,027	$216,236	$216,401
Business and government (3)	–	76,051		341,033	343,118	417,084	419,169
Bank (4)	–	8,121		13,266	13,267	21,387	21,388
	100	99,446		555,161	557,412	654,707	656,958
Other
Obligations related to securities sold short	59,485	–		–	–	59,485	59,485
Obligations related to assets sold under repurchase agreements and securities loaned	–	72,319		8,982	8,982	81,301	81,301
Derivatives	152,869	–		–	–	152,869	152,869
Other liabilities (5)	227	20		48,458	48,415	48,705	48,662
Subordinated debentures	–	114		7,775	7,731	7,889	7,845

(1)	Available-for-sale (AFS) securities include held-to-maturity securities that are recorded at amortized cost.
(2)	Total carrying amount is comprised of Customers’ liability under acceptances and financial instruments included in Other assets of $12.9 billion and $34.8 billion (October 31, 2015 - $13.5 billion and $32.3 billion; January 31, 2015 - $11.8 billion and $31.8 billion), respectively.
(3)	Business and government deposits include deposits from regulated deposit-taking institutions other than regulated banks.
(4)	Bank deposits refer to deposits from regulated banks.
(5)	Total carrying amount is comprised of Acceptances and financial instruments included in Other liabilities of $12.9 billion and $31.1 billion (October 31, 2015 - $13.5 billion and $30 billion; January 31, 2015 - $11.8 billion and $36.9 billion), respectively.

60        Royal Bank of Canada        First Quarter 2016

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy.

	As at
	January 31, 2016							October 31, 2015
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$16,060	$–	$16,060	$		$16,060	$–	$15,717	$–	$15,717	$		$15,717
Securities
Trading
Canadian government debt (1)
Federal	11,802	8,234	–	20,036			20,036	10,793	9,364	–	20,157			20,157
Provincial and municipal	–	13,323	5	13,328			13,328	–	13,888	5	13,893			13,893
U.S. state, municipal and agencies debt (1)	906	41,280	11	42,197			42,197	1,641	32,798	16	34,455			34,455
Other OECD government debt (2)	2,684	8,825	–	11,509			11,509	3,131	9,215	–	12,346			12,346
Mortgage-backed securities (1)	–	2,530	24	2,554			2,554	–	2,907	15	2,922			2,922
Asset-backed securities
CDO (3)	–	42	1	43			43	–	67	5	72			72
Non-CDO securities	–	1,476	20	1,496			1,496	–	1,636	23	1,659			1,659
Corporate debt and other debt	31	22,866	297	23,194			23,194	16	24,502	191	24,709			24,709
Equities	43,744	2,963	378	47,085			47,085	45,811	2,556	123	48,490			48,490
	59,167	101,539	736	161,442			161,442	61,392	96,933	378	158,703			158,703
Available-for-sale (4)
Canadian government debt (1)
Federal	349	2,361	–	2,710			2,710	346	2,198	–	2,544			2,544
Provincial and municipal	–	1,774	–	1,774			1,774	–	1,600	–	1,600			1,600
U.S. state, municipal and agencies debt (1)	–	19,705	831	20,536			20,536	–	12,051	797	12,848			12,848
Other OECD government debt	4,537	7,746	–	12,283			12,283	4,752	7,535	–	12,287			12,287
Mortgage-backed securities (1)	–	417	–	417			417	–	318	–	318			318
Asset-backed securities
CDO	–	1,658	–	1,658			1,658	–	1,510	–	1,510			1,510
Non-CDO securities	–	929	215	1,144			1,144	–	881	197	1,078			1,078
Corporate debt and other debt	–	14,644	1,942	16,586			16,586	–	12,372	1,757	14,129			14,129
Equities	390	351	997	1,738			1,738	431	323	987	1,741			1,741
Loan substitute securities	64	24	–	88			88	94	–	–	94			94
	5,340	49,609	3,985	58,934			58,934	5,623	38,788	3,738	48,149			48,149
Assets purchased under reverse repurchase agreements and securities borrowed	–	132,395	–	132,395			132,395	–	114,692	–	114,692			114,692
Loans	–	2,693	451	3,144			3,144	–	2,301	472	2,773			2,773
Other
Derivatives
Interest rate contracts	6	165,061	459	165,526			165,526	7	142,096	374	142,477			142,477
Foreign exchange contracts	–	61,984	84	62,068			62,068	–	41,021	91	41,112			41,112
Credit derivatives	–	99	4	103			103	–	90	4	94			94
Other contracts	4,006	4,453	407	8,866			8,866	4,424	5,637	712	10,773			10,773
Valuation adjustments	–	(1,535)	(36)	(1,571)			(1,571)	–	(1,265)	(38)	(1,303)			(1,303)
Total gross derivatives	4,012	230,062	918	234,992			234,992	4,431	187,579	1,143	193,153			193,153
Netting adjustments						(102,432)	(102,432)						(87,527)	(87,527)
Total derivatives							132,560							105,626
Other assets	762	170	2	934			934	723	202	–	925			925
	$69,281	$532,528	$6,092	$607,901		$(102,432)	$505,469	$72,169	$456,212	$5,731	$534,112		$(87,527)	$446,585
Financial Liabilities
Deposits
Personal	$–	$16,552	$401	$16,953	$		$16,953	$–	$16,508	$389	$16,897	$		$16,897
Business and government	–	105,581	–	105,581			105,581	–	93,311	8	93,319			93,319
Bank	–	2,590	–	2,590			2,590	–	5,376	–	5,376			5,376
Other
Obligations related to securities sold short	31,956	19,975	–	51,931			51,931	31,945	15,713	–	47,658			47,658
Obligations related to assets sold under repurchase agreements and securities loaned	–	90,450	–	90,450			90,450	–	73,362	–	73,362			73,362
Derivatives
Interest rate contracts	4	157,626	930	158,560			158,560	3	135,455	820	136,278			136,278
Foreign exchange contracts	–	65,105	29	65,134			65,134	–	46,675	33	46,708			46,708
Credit derivatives	–	106	6	112			112	–	166	5	171			171
Other contracts	3,756	6,654	741	11,151			11,151	3,835	8,075	1,025	12,935			12,935
Valuation adjustments	–	(375)	10	(365)			(365)	–	(281)	9	(272)			(272)
Total gross derivatives	3,760	229,116	1,716	234,592			234,592	3,838	190,090	1,892	195,820			195,820
Netting adjustments						(102,569)	(102,569)						(87,960)	(87,960)
Total derivatives							132,023							107,860
Other liabilities	189	9	162	360			360	145	13	47	205			205
Subordinated debentures	–	119	–	119			119	–	112	–	112			112
	$35,905	$464,392	$2,279	$502,576		$(102,569)	$400,007	$35,928	$394,485	$2,336	$432,749		$(87,960)	$344,789

Royal Bank of Canada        First Quarter 2016        61

	As at January 31, 2015
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$368	$–	$368	$		$368
Securities
Trading (5)
Canadian government debt (1)
Federal	10,092	7,489	–	17,581			17,581
Provincial and municipal	–	13,049	–	13,049			13,049
U.S. state, municipal and agencies debt (1)	2,436	37,177	1	39,614			39,614
Other OECD government debt (2)	7,913	9,296	20	17,229			17,229
Mortgage-backed securities (1)	–	1,913	21	1,934			1,934
Asset-backed securities
CDO (3)	–	53	73	126			126
Non-CDO securities	–	1,762	55	1,817			1,817
Corporate debt and other debt	8	30,471	205	30,684			30,684
Equities	54,893	4,020	178	59,091			59,091
	75,342	105,230	553	181,125			181,125
Available-for-sale (4)
Canadian government debt (1)
Federal	315	11,711	–	12,026			12,026
Provincial and municipal	–	843	–	843			843
U.S. state, municipal and agencies debt (1)	–	6,415	1,500	7,915			7,915
Other OECD government debt	6,157	6,128	13	12,298			12,298
Mortgage-backed securities (1)	–	125	–	125			125
Asset-backed securities
CDO	–	926	–	926			926
Non-CDO securities	–	444	199	643			643
Corporate debt and other debt	–	8,039	1,733	9,772			9,772
Equities	157	528	1,092	1,777			1,777
Loan substitute securities	90	24	–	114			114
	6,719	35,183	4,537	46,439			46,439
Asset purchased under reverse repurchase agreements and securities borrowed	–	105,530	–	105,530			105,530
Loans	–	2,421	836	3,257			3,257
Other
Derivatives
Interest rate contracts	21	184,669	564	185,254			185,254
Foreign exchange contracts	–	72,541	75	72,616			72,616
Credit derivatives	–	200	13	213			213
Other contracts	3,435	5,790	595	9,820			9,820
Valuation adjustments	–	(1,034)	(48)	(1,082)			(1,082)
Total gross derivatives	3,456	262,166	1,199	266,821			266,821
Netting adjustments						(116,257)	(116,257)
Total derivatives							150,564
Other assets	697	230	–	927			927
	$86,214	$511,128	$7,125	$604,467		$(116,257)	$488,210
Financial Liabilities
Deposits
Personal	$–	$14,959	$415	$15,374	$		$15,374
Business and government	–	75,963	88	76,051			76,051
Bank	–	8,121	–	8,121			8,121
Other
Obligations related to securities sold short	37,067	22,412	6	59,485			59,485
Obligations related to assets sold under repurchase agreements and securities loaned	–	72,319	–	72,319			72,319
Derivatives
Interest rate contracts	23	176,999	1,058	178,080			178,080
Foreign exchange contracts	–	76,092	44	76,136			76,136
Credit derivatives	–	277	20	297			297
Other contracts	3,160	9,934	1,160	14,254			14,254
Valuation adjustments	–	(129)	21	(108)			(108)
Total gross derivatives	3,183	263,173	2,303	268,659			268,659
Netting adjustments						(115,790)	(115,790)
Total derivatives							152,869
Other liabilities	159	20	68	247			247
Subordinated debentures	–	114	–	114			114
	$40,409	$457,081	$2,880	$500,370		$(115,790)	$384,580

(1)	As at January 31, 2016, residential and commercial MBS included in all fair value levels of trading securities were $16,883 million and $217 million (October 31, 2015 - $10,315 million and $137 million; January 31, 2015 - $11,910 million and $100 million), respectively, and in all fair value levels of AFS securities, $9,273 million and $315 million (October 31, 2015 - $3,394 million and $242 million; January 31, 2015 - $7,532 million and $34 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDO stands for collateralized debt obligations.
(4)	Excludes $98 million of AFS securities (October 31, 2015 - $15 million; January 31, 2015 - $15 million) that are carried at cost.
(5)	Certain amounts have been revised from those previously reported.

62        Royal Bank of Canada        First Quarter 2016

Note 3 Fair value of financial instruments (continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs. Refer to Note 3 of our audited 2015 Annual Consolidated Financial Statements for a description of the sensitivity to unobservable inputs and interrelationships between unobservable inputs used in the determination of fair value of our Level 3 financial instruments. There have been no significant changes to these sensitivities or interrelationships during the quarter.

As at January 31, 2016 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	n.a.	n.a.	n.a.
	Asset-backed securities	$49		Discounted cash flows	Discount margins	0.66%	25.40%	13.03%
	Obligations related to securities sold short		$–		Yields	2.75%	2.96%	2.91%
					Default rates	– %	5.00%	2.50%
					Prepayment rates	– %	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.70%	4.65%	2.88%
	U.S. state, municipal and agencies debt	748			Default rates	9.00%	10.00%	9.96%
	Asset-backed securities	187			Prepayment rates	4.00%	8.00%	4.35%
					Recovery rates	40.00%	97.50%	91.62%
Corporate debt				Price-based	Prices	$50.00	$170.00	$94.37
	Corporate debt and other debt	352		Discounted cash flows	Yields	3.51%	8.68%	5.94%
	Loans	451			Capitalization rates	6.14%	8.41%	7.28%
	Obligations related to securities sold short		–
Government debt and municipal bonds				Price-based	Prices	$67.00	$128.30	$82.21
	Canadian government debt	5		Discounted cash flows	Yields	0.44%	56.13%	3.25%
	U.S. state, municipal and agencies debt	94
	Other OECD government debt Corporate debt and other debt	– 1,887
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	5.99X	15.50X	9.07X
				Price-based	P/E multiples	12.12X	24.50X	14.56X
	Equities	1,375		Discounted cash flows	EV/Rev multiples	0.28X	5.90X	3.39X
	Derivative-related assets	3			Liquidity discounts (5)	15.00%	40.00%	28.71%
	Derivative-related liabilities		309		Discount rate	12.00%	17.00%	16.46%
	Obligations related to securities sold short		–		Net asset values /prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.20%	2.22%	Even
				Option pricing model	CPI swap rates	1.49%	1.78%	Even
	Derivative-related assets	517			IR-IR correlations	19.00%	67.00%	Even
	Derivative-related liabilities		935		FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities (8)	0.17%	6.17%	Middle
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.03%	73.75%	Lower
	Derivative-related assets	239		Option pricing model	Equity (EQ)-EQ correlations	13.90%	96.90%	Middle
	Deposits		401		EQ-FX correlations	(74.00)%	29.20%	Middle
	Derivative-related liabilities		268		EQ volatilities	7.00%	161.00%	Lower

Other (9)
	Mortgage-backed securities	24
	Derivative-related assets	159
	Other assets	2
	Deposits		–
	Derivative-related liabilities		204
	Other liabilities		162
Total		$6,092	$2,279

Royal Bank of Canada        First Quarter 2016        63

As at October 31, 2015 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	n.a.	n.a.	n.a.
	Asset-backed securities	$48		Discounted cash flows	Discount margins	3.43%	13.10%	8.27%
	Obligations related to securities sold short		$–		Yields	1.39%	2.78%	1.79%
					Default rates	–%	5.00%	2.50%
					Prepayment rates	–%	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.65%	4.50%	2.78%
	U.S. state, municipal and agencies debt	699			Default rates	9.00%	10.00%	9.96%
	Asset-backed securities	177			Prepayment rates	4.00%	8.00%	4.35%
					Recovery rates	40.00%	97.50%	91.66%
Corporate debt				Price-based	Prices	$47.61	$164.29	$96.57
	Corporate debt and other debt	198		Discounted cash flows	Yields	2.98%	8.00%	3.89%
	Loans	472			Capitalization rates	6.07%	8.50%	7.28%
	Obligations related to securities sold short		–
Government debt and municipal bonds				Price-based	Prices	$64.98	$126.22	$84.50
	Canadian government debt	5		Discounted cash flows	Yields	0.27%	31.37%	3.89%
	U.S. state, municipal and agencies debt	114
	Other OECD government debt Corporate debt and other debt	– 1,750
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.67X	15.50X	7.38X
				Price-based	P/E multiples	9.40X	22.40X	12.14X
	Equities	1,110		Discounted cash flows	EV/Rev multiples	0.28X	5.90X	2.64X
	Derivative-related assets	3			Liquidity discounts (5)	15.00%	40.00%	27.34%
	Derivative-related liabilities		218		Discount rate	12.00%	17.00%	16.46%
	Obligations related to securities sold short		–		Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.25%	2.27%	Even
				Option pricing model	CPI swap rates	1.67%	1.90%	Even
	Derivative-related assets	428			IR-IR correlations	19.00%	67.00%	Even
	Derivative-related liabilities		822		FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities (8)	0.11%	6.11%	Middle
Equity derivatives and equity- linked structured notes (7)				Discounted cash flows	Dividend yields	0.01%	29.09%	Lower
	Derivative-related assets	559		Option pricing model	Equity (EQ)-EQ correlations	13.90%	96.90%	Middle
	Deposits		389		EQ-FX correlations	(69.10)%	29.20%	Middle
	Derivative-related liabilities		569		EQ volatilities	1.70%	190.00%	Lower
Other (9)
	Mortgage-backed securities	15
	Derivative-related assets	153
	Other assets	–
	Deposits		8
	Derivative-related liabilities		283
	Other liabilities		47
Total		$5,731	$2,336

64        Royal Bank of Canada        First Quarter 2016

Note 3 Fair value of financial instruments (continued)

As at January 31, 2015 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$40.42	$91.50	$77.44
	Asset-backed securities	$147		Discounted cash flows	Discount margins	0.79%	12.00%	6.39%
	Obligations related to securities sold short		$4		Yields	2.43%	4.45%	2.98%
					Default rates	–%	5.00%	2.50%
					Prepayment rates	–%	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.42%	4.85%	2.49%
	U.S. state, municipal and agencies debt	1,101			Default rates	9.00%	10.00%	9.79%
	Asset-backed securities	180			Prepayment rates	4.00%	8.00%	4.77%
					Recovery rates	40.00%	97.50%	93.55%
Corporate debt				Price-based	Prices	$6.10	$140.00	$96.95
	Corporate debt and other debt	201		Discounted cash flows	Yields	3.06%	7.47%	4.93%
	Loans	836			Capitalization rates	8.25%	9.00%	8.63%
	Obligations related to securities sold short		1
Government debt and municipal bonds				Price-based	Prices	$66.50	$99.08	$94.01
	Canadian government debt	–		Discounted cash flows	Yields	0.18%	27.91%	2.88%
	U.S. state, municipal and agencies debt	400
	Other OECD government debt	33
	Corporate debt and other debt	1,737
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	15.50X	8.71X
				Price-based	P/E multiples	9.40X	22.40X	13.67X
	Equities	1,270		Discounted cash flows	EV/Rev multiples	0.26X	7.50X	3.21X
	Derivative-related assets	15			Liquidity discounts (5)	–%	50.00%	27.24%
	Derivative-related liabilities		548		Discount rate	12.00%	17.00%	16.41%
	Obligations related to securities sold short		1		Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.20%	2.25%	Even
				Option pricing model	CPI swap rates	1.27%	2.10%	Even
	Derivative-related assets	612			IR-IR correlations	19.00%	67.00%	Even
	Derivative-related liabilities		1,071		FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities (8)	37.70%	39.70%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.02%	40.67%	Lower
	Derivative-related assets	444		Option pricing model	Equity (EQ)-EQ correlations	0.10%	95.60%	Middle
	Deposits		415		EQ-FX correlations	(74.50)%	45.50%	Middle
	Derivative-related liabilities		466		EQ volatilities	1.00%	129.00%	Lower
Other (9)
	Mortgage-backed securities	21
	Derivative-related assets	128
	Other assets	–
	Deposits		88
	Derivative-related liabilities		218
	Other liabilities		68
Total		$7,125	$2,880

(1)	The acronyms stand for the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); and (v) Consumer Price Index (CPI).
(2)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(3)	Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(4)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and inputs being unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(5)	Fair value of securities with liquidity discount inputs totalled $129 million (October 31, 2015 – $131 million; January 31, 2015 – $236 million).
(6)	Net asset values (NAV) of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. The NAV of the funds and the corresponding equity derivatives referenced to NAV are not considered observable as we cannot redeem certain of these hedge funds at NAV prior to the next quarter end. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(7)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(8)	The reduction in the range of volatility inputs as at January 31, 2016 and October 31, 2015 as compared to January 31, 2015 is due to the implementation of a valuation model which uses a different input convention.
(9)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, credit derivatives, bank-owned life insurance and Bank funding and deposits.
n.a.	not applicable

Royal Bank of Canada        First Quarter 2016        65

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Fair value November 1, 2015	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2016	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2016 for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$5	$–	$–	$–	$–	$–	$–	$5	$–
U.S. state, municipal and agencies debt	16	–	1	–	(6)	–	–	11	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	15	–	1	8	–	–	–	24	–
Asset-backed securities
CDOs	5	–	–	–	(5)	1	–	1	–
Non-CDO securities	23	(2)	2	18	(21)	–	–	20	(3)
Corporate debt and other debt	191	(1)	7	32	(63)	140	(9)	297	–
Equities	123	(5)	20	246	(9)	3	–	378	(5)
	378	(8)	31	304	(104)	144	(9)	736	(8)
Available-for-sale
U.S. state, municipal and agencies debt	797	–	39	93	(98)	–	–	831	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	197	–	6	7	5	–	–	215	n.a.
Corporate debt and other debt	1,757	–	114	772	(712)	13	(2)	1,942	n.a.
Equities	987	31	16	42	(79)	–	–	997	n.a.
	3,738	31	175	914	(884)	13	(2)	3,985	n.a.
Loans – Wholesale	472	8	31	–	(60)	–	–	451	8
Other
Net derivative balances (3)
Interest rate contracts	(446)	(28)	–	20	(15)	–	(2)	(471)	(29)
Foreign exchange contracts	58	1	–	–	–	1	(5)	55	1
Credit derivatives	(1)	(1)	–	–	–	–	–	(2)	–
Other contracts	(313)	(90)	(22)	(40)	122	(15)	24	(334)	(22)
Valuation adjustments	(47)	–	(1)	–	2	–	–	(46)	–
Other assets	–	–	–	2	–	–	–	2	–
	$3,839	$(87)	$214	$1,200	$(939)	$143	$6	$4,376	$(50)
Liabilities
Deposits
Personal	$(389)	$37	$(11)	$(82)	$11	$(108)	$141	$(401)	$32
Business and government	(8)	–	–	–	8	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(47)	(24)	(10)	(92)	11	–	–	(162)	(23)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(444)	$13	$(21)	$(174)	$30	$(108)	$141	$(563)	$9

66        Royal Bank of Canada        First Quarter 2016

Note 3 Fair value of financial instruments (continued)

	For the three months ended October 31, 2015
(Millions of Canadian dollars)	Fair value August 1, 2015	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value October 31, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended October 31, 2015 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$5	$–	$5	$–
U.S. state, municipal and agencies debt	12	(1)	–	27	(22)	–	–	16	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	6	–	–	2	(1)	14	(6)	15	–
Asset-backed securities
CDOs	64	–	–	–	(33)	–	(26)	5	–
Non-CDO securities	29	(3)	–	8	(23)	12	–	23	(1)
Corporate debt and other debt	65	(1)	–	54	(15)	92	(4)	191	(1)
Equities	130	(7)	–	3	(3)	–	–	123	(7)
	306	(12)	–	94	(97)	123	(36)	378	(9)
Available-for-sale
U.S. state, municipal and agencies debt	878	(1)	(4)	–	(76)	–	–	797	n.a.
Other OECD government debt	13	–	–	–	–	–	(13)	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	198	–	4	–	(5)	–	–	197	n.a.
Corporate debt and other debt	1,675	–	(10)	807	(715)	–	–	1,757	n.a.
Equities	1,014	27	(9)	14	(59)	–	–	987	n.a.
	3,778	26	(19)	821	(855)	–	(13)	3,738	n.a.
Loans – Wholesale	668	(29)	–	68	(226)	–	(9)	472	–
Other
Net derivative balances (3)
Interest rate contracts	(457)	(18)	–	7	(2)	–	24	(446)	11
Foreign exchange contracts	52	(1)	–	2	–	5	–	58	(1)
Credit derivatives	(1)	–	–	–	–	–	–	(1)	–
Other contracts	(239)	(17)	–	(26)	35	(15)	(51)	(313)	3
Valuation adjustments	(54)	1	–	–	6	–	–	(47)	–
Other assets	–	–	–	–	–	–	–	–	–
	$4,053	$(50)	$(19)	$966	$(1,139)	$113	$(85)	$3,839	$4
Liabilities
Deposits
Personal	$(636)	$30	$–	$(45)	$20	$(104)	$346	$(389)	$22
Business and government	(8)	–	–	–	–	–	–	(8)	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(32)	(19)	1	–	3	–	–	(47)	(15)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(676)	$11	$1	$(45)	$23	$(104)	$346	$(444)	$7

Royal Bank of Canada        First Quarter 2016        67

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Fair value November 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2015 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	6	–	1	–	(6)	–	–	1	–
Other OECD government debt	–	–	–	–	–	20	–	20	–
Mortgage-backed securities	4	(1)	–	22	(16)	12	–	21	–
Asset-backed securities
CDOs	74	16	(12)	24	(15)	–	(14)	73	13
Non-CDO securities	364	(2)	46	44	(223)	5	(179)	55	(3)
Corporate debt and other debt	149	1	1	3	(8)	64	(5)	205	1
Equities	166	(10)	20	5	(18)	18	(3)	178	(10)
	763	4	56	98	(286)	119	(201)	553	1
Available-for-sale
U.S. state, municipal and agencies debt	1,389	–	144	–	(33)	–	–	1,500	n.a.
Other OECD government debt	11	–	–	–	2	–	–	13	n.a.
Asset-backed securities
CDOs	24	–	1	–	–	–	(25)	–	n.a.
Non-CDO securities	182	–	6	–	11	–	–	199	n.a.
Corporate debt and other debt	1,573	–	201	522	(600)	37	–	1,733	n.a.
Equities	1,028	18	79	16	(42)	–	(7)	1,092	n.a.
	4,207	18	431	538	(662)	37	(32)	4,537	n.a.
Loans – Wholesale	461	–	58	322	(5)	–	–	836	–
Other
Net derivative balances (3)
Interest rate contracts	(370)	(98)	(2)	11	(9)	(22)	(4)	(494)	(110)
Foreign exchange contracts	9	38	4	9	6	–	(35)	31	39
Credit derivatives	(5)	(10)	(1)	–	9	–	–	(7)	(2)
Other contracts	(502)	(86)	(69)	(7)	73	(86)	112	(565)	(6)
Valuation adjustments	(85)	(3)	(2)	–	22	(1)	–	(69)	(5)
Other assets	–	–	–	–	–	–	–	–	–
	$4,478	$(137)	$475	$971	$(852)	$47	$(160)	$4,822	$(83)
Liabilities
Deposits
Personal	$(497)	$30	$(25)	$(111)	$13	$(62)	$237	$(415)	$19
Business and government	(70)	(2)	(4)	(46)	16	–	18	(88)	(3)
Other
Obligations related to securities sold short	(4)	–	–	(10)	8	–	–	(6)	–
Other liabilities	(20)	(43)	(5)	–	–	–	–	(68)	(45)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(591)	$(15)	$(34)	$(167)	$37	$(62)	$255	$(577)	$(29)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized losses on AFS securities recognized in OCI were $41 million for the three months ended January 31, 2016 (October 31, 2015 – $14 million; January 31, 2015 – $30 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2016 included derivative assets of $918 million (October 31, 2015 – $1,143 million; January 31, 2015 – $1,199 million) and derivative liabilities of $1,716 million (October 31, 2015 – $1,892 million; January 31, 2015 – $2,303 million).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

68        Royal Bank of Canada        First Quarter 2016

Note 3 Fair value of financial instruments (continued)

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2).

The following transfers occurred for the quarter ended January 31, 2016:

•	From Level 1 to 2: (i) $62 million of Trading U.S. state, municipal and agencies debt; and (ii) $164 million of Obligations related to securities sold short

The following transfers occurred for the quarter ended October 31, 2015:

•	From Level 1 to 2: (i) $779 million of Trading U.S. state, municipal and agencies debt; and (ii) $304 million of Obligations related to securities sold short
•	From Level 2 to 1: (i) $331 million of Trading U.S. state, municipal and agencies debt; (ii) $256 million of AFS Equities; (iii) $412 million of AFS Other OECD government debt; and (iv) $61 million of Obligations related to securities sold short

The following transfers occurred for the quarter ended January 31, 2015:

•	From Level 1 to 2: (i) $284 million of Trading Canadian government debt; (ii) $299 million and $32 million of Trading and AFS U.S. state, municipal and agencies debt, respectively; and (iii) $337 million of Obligations related to securities sold short

During the quarter ended January 31, 2016, significant transfers into and out of Level 3 occurred due to changes in the observability of inputs and included:

•	From Level 2 to 3 (decreased observability): (i) $140 million of corporate bonds in Trading Corporate debt and other debt; and (ii) $47 million (net) of over-the-counter (OTC) equity options in Other contracts ($117 million of derivative- related assets and $70 million of derivative-related liabilities)
•	From Level 3 to 2 (increased observability): (i) $51 million (net) of OTC equity options in Other contracts ($383 million of derivative-related assets and $332 million of derivative-related liabilities)

During the quarter ended January 31, 2016, significant transfers into and out of Level 3 also occurred as a result of changes in the significance of unobservable inputs on the fair value of instruments as follows:

•	From Level 2 to 3 (significant impact): (i) $108 million of equity-linked structured notes in Personal deposits
•	From Level 3 to 2 (no significant impact): (i) $141 million of equity-linked structured notes in Personal deposits

During the quarter ended October 31, 2015, significant transfers into Level 3 occurred due to changes in the observability of inputs and included:

•	From Level 2 to 3 (decreased observability): (i) $92 million of corporate bonds in Trading Corporate debt and other debt

During the quarter ended October 31, 2015, significant transfers into and out of Level 3 also occurred as a result of changes in the significance of unobservable inputs on the fair value of instruments as follows:

•	From Level 2 to 3 (significant impact): (i) $104 million of equity-linked structured notes in Personal deposits
•	From Level 3 to 2 (no significant impact): (i) $346 million of equity-linked structured notes in Personal deposits

During the quarter ended January 31, 2015, significant transfers out of Level 3 occurred due to changes in the observability of inputs and included:

•	From Level 3 to 2 (increased observability): (i) $87 million (net) of OTC equity options in Other contracts ($97 million of derivative- related assets and $184 million derivative-related liabilities); and (ii) $179 million of collateralized loan obligations in Trading Non-CDO securities

During the quarter ended January 31, 2015, significant transfers out of Level 3 also occurred as a result of changes in the significance of unobservable inputs on the fair value of instruments as follows:

•	From Level 3 to 2 (no significant impact): (i) $237 million of equity-linked structured notes in Personal deposits

Total realized/unrealized gains (losses) of Level 3 instruments recognized in earnings

	For the three months ended
	January 31, 2016			October 31, 2015			January 31, 2015
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$(1)	$–	$(1)	$–	$–	$–	$1	$–	$1
Trading revenue	70	(175)	(105)	(69)	4	(65)	305	(471)	(166)
Net gain on available-for-sale securities	31	–	31	26	–	26	18	–	18
Credit fees and Other	(1)	2	1	–	–	–	(1)	(4)	(5)
	$99	$(173)	$(74)	$(43)	$4	$(39)	$323	$(475)	$(152)

Changes in unrealized gains (losses) recognized in earnings for assets and liabilities still held at period ends

	For the three months ended
	January 31, 2016			October 31, 2015			January 31, 2015
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$2	$–	$2	(1)	$–	$(1)	$1	$–	$1
Trading revenue	64	(108)	(44)	$(158)	170	12	286	(397)	(111)
Credit fees and Other	–	1	1	–	–	–	(1)	(1)	(2)
	$66	$(107)	$(41)	$(159)	$170	$11	$286	$(398)	$(112)

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

Royal Bank of Canada        First Quarter 2016        69

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	As at
	January 31, 2016			October 31, 2015
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt
Provincial and municipal	$5	$–	$–	$5	$–	$–
U.S. state, municipal and agencies debt	11	–	–	16	1	(1)
Mortgage-backed securities	24	3	(3)	15	1	(1)
Asset-backed securities	21	2	(3)	28	2	(3)
Corporate debt and other debt	297	4	(4)	191	2	(2)
Equities	378	–	–	123	–	–
Available-for-sale
U.S. state, municipal and agencies debt	831	13	(36)	797	12	(36)
Other OECD government debt	–	–	–	–	–	–
Asset-backed securities	215	12	(17)	197	11	(16)
Corporate debt and other debt	1,942	12	(11)	1,757	11	(11)
Equities	997	75	(23)	987	76	(33)
Loans	451	8	(23)	472	8	(23)
Derivatives	918	14	(8)	1,143	16	(10)
Other assets	2	–	–	–	–	–
	$6,092	$143	$(128)	$5,731	$140	$(136)
Deposits	$(401)	$14	$(14)	$(397)	$13	$(13)
Derivatives	(1,716)	31	(39)	(1,892)	33	(43)
Other
Securities sold short, other liabilities and subordinated debentures	(162)	–	–	(47)	–	–
	$(2,279)	$45	$(53)	$(2,336)	$46	$(56)

	As at January 31, 2015
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt Provincial and municipal	$–	$–	$–
U.S. state, municipal and agencies debt	1	–	–
Other OECD government debt	20	1	(1)
Mortgage-backed securities	21	2	(3)
Asset-backed securities	128	6	(8)
Corporate debt and other debt	205	3	(3)
Equities	178	–	–
Available-for-sale
U.S. state, municipal and agencies debt	1,500	26	(58)
Other OECD government debt	13	–	–
Asset-backed securities	199	14	(20)
Corporate debt and other debt	1,733	12	(12)
Equities	1,092	88	(36)
Loans	836	12	(40)
Derivatives	1,199	25	(21)
	$7,125	$189	$(202)
Deposits	$(503)	$12	$(12)
Derivatives	(2,303)	32	(48)
Other
Securities sold short, other liabilities and subordinated debentures	(74)	–	(1)
	$(2,880)	$44	$(61)

70        Royal Bank of Canada        First Quarter 2016

Note 3 Fair value of financial instruments (continued)

Sensitivity results

As at January 31, 2016, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $143 million and a reduction of $128 million in fair value, of which $112 million and $78 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $45 million and an increase of $53 million in fair value.

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt and municipal bonds

Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Auction rate securities

Sensitivity of ARS is determined by decreasing the discount margin between 9% and 15% and increasing the discount margin between 18% and 29%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historical monthly movements in the student loan asset-backed securities market.

Private equities, hedge fund investments and related equity derivatives

Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-based models are used, or (iii) using an alternative valuation approach. Net asset values of the private equity funds, hedge funds and related equity derivatives are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.

Interest rate derivatives	Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of the inputs, and an amount based on model and parameter uncertainty, where applicable.
Equity derivatives

Sensitivity of the Level 3 position is determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.

Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes

Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	January 31, 2016				October 31, 2015
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$2,706	$6	$(2)	$2,710	$2,541	$7	$(4)	$2,544
Provincial and municipal	1,774	8	(8)	1,774	1,599	8	(7)	1,600
U.S. state, municipal and agencies debt (3)	20,563	90	(117)	20,536	12,940	14	(106)	12,848
Other OECD government debt	12,274	30	(21)	12,283	12,278	24	(15)	12,287
Mortgage-backed securities	414	5	(2)	417	315	4	(1)	318
Asset-backed securities
CDO	1,662	8	(12)	1,658	1,506	12	(8)	1,510
Non-CDO securities	1,216	9	(81)	1,144	1,137	7	(66)	1,078
Corporate debt and other debt	16,628	52	(94)	16,586	14,171	39	(81)	14,129
Equities	1,572	291	(27)	1,836	1,457	314	(15)	1,756
Loan substitute securities	89	–	(1)	88	95	-	(1)	94
	$58,898	$499	$(365)	$59,032	$48,039	$429	$(304)	$48,164

Royal Bank of Canada        First Quarter 2016        71

	As at January 31, 2015
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,430	$596	$–	$12,026
Provincial and municipal	821	22	–	843
U.S. state, municipal and agencies debt (3)	8,005	15	(105)	7,915
Other OECD government debt	12,268	33	(3)	12,298
Mortgage-backed securities	120	6	(1)	125
Asset-backed securities
CDO	905	23	(2)	926
Non-CDO securities	728	8	(93)	643
Corporate debt and other debt	9,700	83	(11)	9,772
Equities	1,424	377	(9)	1,792
Loan substitute securities	120	–	(6)	114
	$45,521	$1,163	$(230)	$46,454

(1)	Excludes $13,237 million of held-to-maturity securities as at January 31, 2016 (October 31, 2015 – $8,641 million; January 31, 2015 – $3,144 million) that are carried at amortized cost.
(2)	The majority of the mortgage-backed securities (MBS) are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $317 million, $nil, $2 million and $315 million, respectively as at January 31, 2016 (October 31, 2015 – $243 million, $nil, $1 million, and $242 million; January 31, 2015 – $33 million, $1 million, $nil, and $34 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, MBS and asset-backed securities issued by U.S. government agencies.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered. As at January 31, 2016, our gross unrealized losses on AFS securities were $365 million (October 31, 2015 – $304 million; January 31, 2015 – $230 million). Management believes that there is no objective evidence of impairment on our AFS securities that are in an unrealized loss position as at January 31, 2016.

Net gain and loss on available-for-sale securities (1)

	For the three months ended
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Realized gains	$73	$62	$44
Realized losses	(1)	(14)	(4)
Impairment losses	(20)	(14)	(13)
	$52	$34	$27

(1)	The following related to our insurance operations are excluded from Net gains on AFS securities and included in Insurance premiums, investment and fee income on the Interim Condensed Consolidated Statements of Income for the three months ended January 31, 2016 : Realized gains of $3 million (October 31, 2015 – $7 million; January 31, 2015 – $1 million) and $4 million in impairment losses related to our insurance operations (October 31, 2015 - $3 million; January 31, 2015 - $1 million). There were no realized losses for the three months ended January 31, 2016, October 31, 2015 and January 31, 2015.

During the three months ended January 31, 2016, $52 million of net gains were recognized in Non-interest income as compared to $34 million in the prior quarter. The current quarter reflects net realized gains of $72 million mainly comprised of distributions from, and gains on sales of certain Equities and U.S. state, municipal and agencies debt. Also included in the net gains are $20 million of impairment losses primarily on certain Equities and Loan substitute securities.

Held-to-maturity securities

Held-to-maturity securities measured at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity securities as at January 31, 2016.

72        Royal Bank of Canada        First Quarter 2016

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$242	$28	$(10)	$–	$(6)	$12	$266
Personal	530	118	(130)	26	(3)	7	548
Credit cards	386	104	(132)	28	–	–	386
Small business	64	8	(10)	3	(1)	–	64
	1,222	258	(282)	57	(10)	19	1,264
Wholesale
Business	805	150	(65)	6	(10)	15	901
Bank (1)	2	–	–	–	–	–	2
	807	150	(65)	6	(10)	15	903
Acquired credit-impaired loans	–	2	–	–	–	–	2
Total allowance for loan losses	2,029	410	(347)	63	(20)	34	2,169
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,120	$410	$(347)	$63	$(20)	$34	$2,260
Individually assessed	$252	$122	$(43)	$4	$(9)	$14	$340
Collectively assessed	1,868	288	(304)	59	(11)	20	1,920
Total allowance for credit losses	$2,120	$410	$(347)	$63	$(20)	$34	$2,260

	For the three months ended October 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$252	$10	$(17)	$2	$(6)	$1	$242
Personal	540	93	(125)	27	(5)	–	530
Credit cards	385	94	(123)	29	–	1	386
Small business	63	7	(8)	2	–	–	64
	1,240	204	(273)	60	(11)	2	1,222
Wholesale
Business	836	71	(101)	9	(12)	2	805
Bank (1)	2	–	–	–	–	–	2
	838	71	(101)	9	(12)	2	807
Total allowance for loan losses	2,078	275	(374)	69	(23)	4	2,029
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,169	$275	$(374)	$69	$(23)	$4	$2,120
Individually assessed	$270	$46	$(61)	$5	$(9)	$1	$252
Collectively assessed	1,899	229	(313)	64	(14)	3	1,868
Total allowance for credit losses	$2,169	$275	$(374)	$69	$(23)	$4	$2,120

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$240	$13	$(20)	$1	$(6)	$20	$248
Personal	535	93	(114)	25	(2)	16	553
Credit cards	385	94	(122)	28	–	1	386
Small business	64	9	(11)	3	–	–	65
	1,224	209	(267)	57	(8)	37	1,252
Wholesale
Business	768	62	(48)	7	(9)	23	803
Bank (1)	2	(1)	–	1	–	–	2
	770	61	(48)	8	(9)	23	805
Total allowance for loan losses	1,994	270	(315)	65	(17)	60	2,057
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,085	$270	$(315)	$65	$(17)	$60	$2,148
Individually assessed	$214	$35	$(27)	$4	$(6)	$21	$241
Collectively assessed	1,871	235	(288)	61	(11)	39	1,907
Total allowance for credit losses	$2,085	$270	$(315)	$65	$(17)	$60	$2,148

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities – Provisions.

Royal Bank of Canada        First Quarter 2016        73

Loans past due but not impaired

	As at
	January 31, 2016				October 31, 2015
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,525	$1,441	$346	$5,312	$3,054	$1,298	$314	$4,666
Wholesale	1,215	389	2	1,606	417	184	–	601
	$4,740	$1,830	$348	$6,918	$3,471	$1,482	$314	$5,267

	As at January 31, 2015
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,306	$1,404	$326	$5,036
Wholesale	450	394	–	844
	$3,756	$1,798	$326	$5,880

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Retail (2)	$–	$–	$–
Wholesale (2)
Business	1,184	991	744
Bank (3)	2	2	2
Acquired credit-impaired loans (4)	636	–	–
Total	$1,822	$993	$746
(1)	Average balance of gross individually assessed impaired loans for the three months ended January 31, 2016 was $1.4 billion (October 31, 2015 – $1.0 billion; January 31, 2015 – $690 million).
(2)	Excludes ACI loans.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	ACI loans recorded during the quarter were recognized as part of the acquisition of City National.

Acquired Credit-Impaired Loans
ACI loans resulting from the acquisition of City National include Retail, Wholesale and FDIC covered loans with outstanding unpaid principal balances of $27 million, $73 million, and $642 million; and fair values of $22 million, $62 million, and $596 million, respectively, as at November 2, 2015 (the acquisition date).

The following table provides further details of our ACI loans:

As at
(Millions of Canadian dollars)	January 31 2016
City National
Unpaid principal balance (1)	$690
Credit related fair value adjustments	(74)
Interest rate and other related premium/(discount)	20
Carrying value	$636
Individually assessed allowance	(2)
Carrying value net of related allowance (2)	$634

(1)	Represents contractual amount owed net of write-offs since the acquisition of the loan.
(2)	Carrying value does not include the effect of the FDIC loss sharing agreement.

FDIC Covered Loans

As at January 31, 2016, the balance of FDIC covered loans was $576 million and was recorded in Loans on the Consolidated Balance Sheets. As at January 31, 2016, the balance of indemnification assets and clawback liabilities were $25 million and $26 million, respectively.

Note 6 Significant acquisition and dispositions

Acquisition

Wealth Management

On November 2, 2015, we completed the acquisition of City National. City National’s business will give us an expansion platform for long-term growth in the U.S. By acquiring 100% of the voting equity interests, the acquisition provides us with the opportunity to enhance and complement our existing U.S. businesses in line with our strategic goals.

Total consideration of $7.1 billion (US$5.5 billion) at the date of close includes US$2.6 billion in cash, 41.6 million RBC common shares issued at a price of US$57.16 per share, US$275 million of first preferred shares, (Series C-1 and Series C-2) with a fair value of US$290 million, as well as share based compensation amounts of US$156 million, including the conversion of 3.8 million stock options with a fair value of US$112 million, based on the Black-Scholes model.

Our purchase price allocation assigns $47.8 billion to assets and $44.9 billion to liabilities on the acquisition date. Goodwill of $2.3 billion reflects the expected synergies from the combined U.S. Wealth Management operations, expected growth of the platform,

Royal Bank of Canada        First Quarter 2016        74

Note 6 Significant acquisition and dispositions (continued)

and the ability to cross sell products between segments. Goodwill is not expected to be deductible for tax purposes. The following table presents the estimated fair value of the assets acquired and liabilities assumed as at the acquisition date.

(Millions of Canadian dollars, except percentage)
Percentage of shares acquired	100%
Purchase consideration	$7,138
Fair value of identifiable assets acquired
Cash and due from banks	$499
Interest-bearing deposits with Banks	2,779
Securities
Trading	321
Available-for-sale	7,414
Held-to-maturity	4,723
Loans (1)
Retail	9,595
Wholesale	20,553
Other assets	1,957
Total fair value of identifiable assets acquired	$47,841
Fair value of liabilities assumed
Deposits
Personal	$10,481
Business and government	31,592
Bank	169
Other liabilities	2,687
Total fair value of identifiable liability assumed	$44,929
Fair value of identifiable net assets acquired	$2,912
Intangible assets (2)	1,880
Goodwill	2,346
Total purchase consideration	$7,138

(1)	The fair value for loans reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. Gross contractual receivables amount to $30.1 billion.
(2)	Intangible assets primarily include core deposits and customer relationships which are amortized on a straight-line basis over an estimated useful life of 10 years.

The estimates for the fair values of the assets acquired and liabilities assumed may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed as at the acquisition date during the measurement period.

Since the acquisition date, City National increased our consolidated revenue and net income by $469 million and $53 million, respectively. All results of operations are included in our Wealth Management segment and goodwill is allocated to our U.S. Wealth Management (including City National) cash-generating unit (previously called U.S. Wealth Management).

Dispositions

Insurance

On January 21, 2016, we announced that we have entered into a definitive agreement to sell our home and auto insurance manufacturing business, including claims, underwriting and product development capabilities, to Aviva Canada Inc. We have also entered into an exclusive 15-year distribution agreement to market and sell a full suite of property and casualty insurance products to our existing and new clients. The transaction is expected to close in the third quarter and is subject to customary closing conditions, including the receipt of required regulatory approvals. As a result of the disposition, the assets and liabilities included in the disposal group are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities.

The following major classes of assets, liabilities and equity are included in the disposal group as held for sale:

(Millions of Canadian dollars)	As at January 31, 2016
Assets
Securities	$1,295
Other assets	407
Total assets of disposal group included in Other assets	$1,702
Liabilities
Insurance claims and policy benefit liabilities	$986
Other liabilities	423
Total liabilities of disposal group included in Other liabilities	$1,409
Total Other components of equity of the disposal group	$5

Wealth Management

On November 4, 2015, we entered into a definitive agreement to sell our trust, custody and fund administration business in the Caribbean to SMP Group Limited. The transaction is subject to customary closing conditions, including the receipt of required regulatory approvals. As a result of the disposition, the assets and liabilities included in the disposal group are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities.

The major classes of assets, liabilities and equity that are included in the disposal group are not significant.

Royal Bank of Canada        First Quarter 2016        75

Note 7 Deposits

The following table details our deposit liabilities.

	As at
	January 31, 2016				October 31, 2015
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$135,875	$28,414	$74,901	$239,190	$128,101	$19,758	$72,707	$220,566
Business and government	201,127	16,385	292,719	510,231	175,931	6,854	272,793	455,578
Bank	8,344	25	11,778	20,147	7,711	23	13,349	21,083
	$345,346	$44,824	$379,398	$769,568	$311,743	$26,635	$358,849	$697,227
Non-interest-bearing (4)
Canada	$71,789	$3,839	$–	$75,628	$70,286	$3,754	$–	$74,040
United States	28,521	43	–	28,564	1,158	31	–	1,189
Europe (5)	1,569	–	–	1,569	1,172	–	–	1,172
Other International	7,272	6	–	7,278	6,706	6	–	6,712
Interest-bearing (4)
Canada	194,530	14,250	280,016	488,796	192,736	13,529	269,395	475,660
United States	4,576	22,103	72,056	98,735	4,177	4,966	67,710	76,853
Europe (5)	33,475	655	17,512	51,642	31,554	606	12,270	44,430
Other International	3,614	3,928	9,814	17,356	3,954	3,743	9,474	17,171
	$345,346	$44,824	$379,398	$769,568	$311,743	$26,635	$358,849	$697,227

	As at January 31, 2015
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total
Personal	$123,816	$18,723	$73,697	$216,236
Business and government	164,518	4,089	248,477	417,084
Bank	6,250	16	15,121	21,387
	$294,584	$22,828	$337,295	$654,707
Non-interest-bearing (4)
Canada	$65,010	$3,603	$–	$68,613
United States	1,704	9	–	1,713
Europe (5)	3,403	2	–	3,405
Other International	6,320	176	–	6,496
Interest-bearing (4)
Canada	181,657	11,317	253,820	446,794
United States	3,917	2,996	61,908	68,821
Europe (5)	28,621	467	13,270	42,358
Other International	3,952	4,258	8,297	16,507
	$294,584	$22,828	$337,295	$654,707
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at January 31, 2016, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $187 billion (October 31, 2015 – $182 billion; January 31, 2015 – $154 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at January 31, 2016, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $295 billion, $17 billion, $36 billion and $29 billion, respectively (October 31, 2015 – $235 billion, $13 billion, $32 billion and $28 billion; January 31, 2015 – $216 billion, $12 billion, $23 billion and $26 billion).
(5)	Europe includes the United Kingdom, Luxembourg and the Channel Islands.

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015
Within 1 year:
less than 3 months	$88,937	$78,735	$76,509
3 to 6 months	52,817	49,900	32,707
6 to 12 months	69,101	61,096	64,577
1 to 2 years	38,277	43,674	56,098
2 to 3 years	42,652	39,809	28,744
3 to 4 years	24,393	26,792	29,804
4 to 5 years	35,401	30,184	23,659
Over 5 years	27,820	28,659	25,197
	$379,398	$358,849	$337,295
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$345,000	$331,000	$303,000

76        Royal Bank of Canada        First Quarter 2016

Note 8 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015	January 31 2016	October 31 2015	January 31 2015
Current service costs	$78	$86	$87	$9	$8	$9
Past service costs	–	(14)	–	–	–	–
Net interest expense	(1)	7	8	18	19	18
Remeasurements of other long term benefits	–	–	–	4	(2)	1
Administrative expense	3	3	3	–	–	–
Defined benefit pension expense	$80	$82	$98	$31	$25	$28
Defined contribution pension expense	52	33	45	–	–	–
	$132	$115	$143	$31	$25	$28

Remeasurements of employee benefit plans (1)

	For the three months ended
	Defined benefit pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2016	October 31 2015	January 31 2015	January 31 2016	October 31 2015	January 31 2015
Actuarial (gains) losses:
Changes in demographic assumptions	$–	$(1)	$–	$–	$(174)	$–
Changes in financial assumptions	358	(731)	1,197	61	(104)	154
Experience adjustments	–	(9)	2	(1)	(25)	(4)
Return on plan assets (excluding interest based on discount rate)	188	435	(686)	–	(9)	–
	$546	$(306)	$513	$60	$(312)	$150

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 9 Significant capital and funding transactions

Subordinated debentures

On January 27, 2016, we issued US$1.5 billion ($2.1 billion) of subordinated debentures. The notes bear interest at a fixed rate of 4.65% per annum until their maturity on January 27, 2026. The notes include non-viability contingent capital (NVCC) provisions which are necessary for the notes to qualify as Tier 2 regulatory capital.

On January 20, 2016, we issued $1.5 billion of subordinated debentures. The notes bear interest at a fixed rate of 3.31% per annum until January 20, 2021, and at the three-month banker’s acceptance rate plus 2.35% thereafter until their maturity on January 20, 2026. The notes include NVCC provisions which are necessary for the notes to qualify as Tier 2 regulatory capital.

On November 2, 2015, we redeemed all $1.5 billion outstanding 3.18% subordinated debentures due on November 2, 2020 for 100% of their principal amount plus accrued interest to the redemption date.

Preferred shares

On December 16, 2015, we issued 27 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BK (BK Shares) and, on December 31, 2015, we issued an additional 2 million BK Shares pursuant to the exercise in full by the underwriters of their option to purchase additional BK Shares, for total gross proceeds of $725 million. For the initial five year period to the earliest redemption date of May 24, 2021, the BK Shares pay quarterly cash dividends, if declared, at a rate of 5.5% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 4.53%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares Series BL, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.53%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the BK shares in whole or in part at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares include NVCC provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

As a result of the acquisition of City National on November 2, 2015, we issued 175 thousand Non-Cumulative Perpetual First Preferred Shares, Series C-1 (C-1 Shares) and 100 thousand Fixed Rate/Floating Rate Non-Cumulative First Preferred Shares, Series C-2 (C-2 Shares) with a total fair value of US$290 million ($380 million), upon the cancellation of all outstanding City National preferred shares. C-1 Shares pay quarterly cash dividends, if declared, at a rate of 5.50% per annum. We may redeem the C-1 Shares in whole or in part at a price per share of US$1,000 on any dividend payment date on or after November 13, 2017. For the initial eight year period to the earliest redemption date of November 7, 2023, the C-2 Shares pay quarterly cash dividends, if declared, at a rate of 6.75% per annum. The dividend rate will reset on the earliest redemption date at a rate equal to the three-month LIBOR plus 4.052%. We may redeem the C-2 Shares in whole or in part at a price per share of US$1,000, on any dividend payment date on or after the earliest redemption date. The C-1 and C-2 shares do not qualify as Tier 1 regulatory capital.

Royal Bank of Canada        First Quarter 2016        77

Trust capital securities

On December 31, 2015, RBC Capital Trust, a closed-end unit trust established by RBC, redeemed all issued and outstanding $1.2 billion principal amount of Trust Capital Securities – Series 2015 for cash at a redemption price of $1,000 per unit.

Common shares issued (1)

	For the three months ended
	January 31, 2016		October 31, 2015		January 31, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	1,589	$86	231	$12	359	$20
Issued in connection with the acquisition of City National	41,619	3,115	–	–	–	–
	43,208	$3,201	231	$12	359	$20

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2016, October 31, 2015 and January 31, 2015, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.

Note 10 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2016	October 31 2015	January 31 2015
Basic earnings per share
Net Income	$2,447	$2,593	$2,456
Preferred share dividends	(60)	(54)	(40)
Net income attributable to non-controlling interest	(21)	(24)	(22)
Net income available to common shareholders	2,366	2,515	2,394
Weighted average number of common shares (in thousands)	1,486,560	1,443,992	1,442,591
Basic earnings per share (in dollars)	$1.59	$1.74	$1.66
Diluted earnings per share
Net income available to common shareholders	$2,366	$2,515	$2,394
Dilutive impact of exchangeable shares	4	4	4
Net income available to common shareholders including dilutive impact of exchangeable shares	2,370	2,519	2,398
Weighted average number of common shares (in thousands)	1,486,560	1,443,992	1,442,591
Stock options (1)	3,384	2,075	2,839
Issuable under other share-based compensation plans	718	–	–
Exchangeable shares (2)	4,373	4,338	3,989
Average number of diluted common shares (in thousands)	1,495,035	1,450,405	1,449,419
Diluted earnings per share (in dollars)	$1.58	$1.74	$1.65

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2016, an average of 2,096,192 outstanding options with an average exercise price of $77.21 were excluded from the calculation of diluted earnings per share; for the three months ended October 31, 2015, an average of 799,372 outstanding options with an average exercise price of $78.59 were excluded from the calculation of diluted earnings per share; and for the three months ended January 31, 2015, no outstanding options were excluded from the calculation of diluted earnings per share.
(2)	Includes exchangeable preferred shares.

Note 11 Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings could be material to our results of operations in any particular period.

Our significant legal proceedings include all of the matters disclosed in Note 27 to our audited 2015 Annual Consolidated Financial Statements as updated below:

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Limited (RBC Bahamas) of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions did not violate French law and intends to contest the charge in the French court. Based on the facts currently known, it is not possible to predict the ultimate outcome of this proceeding; however, management believes that its ultimate resolution will not have a material effect on our consolidated financial position, although it may be material to our results of operations in the period it occurs. On January 6, 2016, we were notified that the trial for this matter, which had commenced on January 4, 2016, has been suspended for an unspecified period.

78        Royal Bank of Canada        First Quarter 2016

Note 12 Results by business segment

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,572	$469	$–	$226	$1,062	$(133)	$4,196
Non-interest income	1,111	1,618	1,159	324	918	33	5,163
Total revenue	3,683	2,087	1,159	550	1,980	(100)	9,359
Provision for credit losses	284	5	–	–	120	1	410
Insurance policyholder benefits, claims and acquisition expense	–	–	829	–	–	–	829
Non-interest expense	1,676	1,678	160	361	1,075	10	4,960
Net income (loss) before income taxes	1,723	404	170	189	785	(111)	3,160
Income taxes (recoveries)	433	101	39	46	215	(121)	713
Net income	$1,290	$303	$131	$143	$570	$10	$2,447
Non-interest expense includes:
Depreciation and amortization	$82	$106	$4	$13	$7	$174	$386
Restructuring provisions	–	8	–	–	–	–	8
Total assets	$401,718	$82,680	$14,423	$148,867	$526,650	$26,014	$1,200,352
Total liabilities	$401,769	$82,702	$14,448	$148,824	$526,523	$(43,802)	$1,130,464

	For the three months ended October 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,569	$118	$–	$220	$1,098	$(205)	$3,800
Non-interest income	1,080	1,535	717	228	639	20	4,219
Total revenue	3,649	1,653	717	448	1,737	(185)	8,019
Provision for credit losses	240	1	–	–	36	(2)	275
Insurance policyholder benefits, claims and acquisition expense	–	–	292	–	–	–	292
Non-interest expense	1,717	1,317	158	342	1,072	41	4,647
Net income (loss) before income taxes	1,692	335	267	106	629	(224)	2,805
Income taxes (recoveries)	422	80	42	18	74	(424)	212
Net income	$1,270	$255	$225	$88	$555	$200	$2,593
Non-interest expense includes:
Depreciation and amortization	$84	$39	$4	$13	$7	$172	$319
Restructuring provisions	–	24	–	–	–	–	24
Total assets	$397,132	$26,891	$14,139	$132,294	$478,289	$25,463	$1,074,208
Total liabilities	$397,157	$26,906	$14,160	$132,275	$478,291	$(38,525)	$1,010,264

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,493	$124	$–	$196	$916	$(98)	$3,631
Non-interest income	1,073	1,542	1,892	310	1,117	79	6,013
Total revenue	3,566	1,666	1,892	506	2,033	(19)	9,644
Provision for credit losses	252	13	–	(1)	5	1	270
Insurance policyholder benefits, claims and acquisition expense	–	–	1,522	–	–	–	1,522
Non-interest expense	1,628	1,333	146	316	1,157	40	4,620
Net income (loss) before income taxes	1,686	320	224	191	871	(60)	3,232
Income taxes (recoveries)	431	90	39	49	277	(110)	776
Net income	$1,255	$230	$185	$142	$594	$50	$2,456
Non-interest expense includes:
Depreciation and amortization	$86	$38	$4	$14	$8	$151	$301
Restructuring provisions	–	37	–	–	–	–	37
Total assets	$381,106	$30,435	$13,778	$130,163	$507,356	$23,857	$1,086,695
Total liabilities	$381,101	$30,377	$13,824	$130,092	$507,173	$(33,293)	$1,029,274

(1)	In the first quarter of 2016, we changed the organizational structure of our Wealth Management operations resulting in a new operating segment (U.S. Wealth Management (including City National)) representing our legacy U.S. Wealth Management operations and City National. This new operating segment is combined with our other Wealth Management operations as a single reportable segment because they have comparable products, regulatory frameworks, processes, customers and distribution channels, and show similar economic characteristics (such as pre-tax margin).
(2)	Taxable equivalent basis (Teb).
(3)	Inter-segment revenue and share of profits in joint ventures and associates are not material.
(4)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.

Royal Bank of Canada        First Quarter 2016        79

Note 13 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. During the first quarter of 2016, we complied with all capital and leverage requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	January 31 2016	October 31 2015	January 31 2015
Capital (1)
Common Equity Tier 1 capital	$45,672	$43,715	$38,902
Tier 1 capital	51,992	50,541	44,917
Total capital	61,752	58,004	52,953
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	459,929	411,756	405,307
Tier 1 capital ratio	461,286	412,941	406,722
Total capital ratio	462,449	413,957	407,934
Total capital risk-weighted assets (1)
Credit risk	372,125	323,870	314,163
Market risk	37,232	39,786	45,623
Operational risk	53,092	50,301	48,148
	$462,449	$413,957	$407,934
Capital ratios, leverage ratios and multiples (1)
Common Equity Tier 1 capital ratio	9.9%	10.6%	9.6%
Tier 1 capital ratio	11.3%	12.2%	11.0%
Total capital ratio	13.4%	14.0%	13.0%
Leverage ratio	4.0%	4.3%	3.8%
Leverage ratio exposure	$1,289	$1,170	$1,179

(1)	Capital, risk-weighted assets and capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements. Leverage ratio is calculated using OSFI Leverage Requirements.
(2)	Effective the third quarter of 2014, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter of 2014, must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for Common Equity Tier 1, Tier 1 and Total capital ratios will be subject to different annual credit valuation adjustment percentages.

Note 14 Subsequent Events

On February 23, 2016, we announced the results of the tender offer to purchase for cash issued and outstanding depositary shares, each representing a one-fortieth interest in a C-1 Share (C-1 Depositary Shares) and issued and outstanding depositary shares, each representing a one-fortieth interest in a C-2 Share (C-2 Depositary Shares). There were 3,717,969 C-1 Depositary Shares and 3,184,562 C-2 Depositary Shares properly tendered and accepted for purchase. The offer is expected to be settled on February 24, 2016 for aggregate total consideration, including accrued dividends, of US$193 million.

80        Royal Bank of Canada        First Quarter 2016

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 Robert Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on the TSX with the exception of the series C-1 and C-2. The related depositary shares of the series C-1 and C-2 preferred shares are listed on the NYSE.

Valuation day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for- one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced

dividend tax credit rules

contained in the Income Tax Act

(Canada) and any corresponding provincial and territorial tax legislation, all dividends (and

deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends”.

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

2016 Quarterly earnings release dates

First quarter            February 24

Second quarter      May 26

Third quarter          August 24

Fourth quarter        November 30

2016 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Wednesday, April 6, 2016, at 9:30am (Eastern Time) at the Mount Royal Centre, Auditorium, 2200 Mansfield Street, Montreal, Quebec, Canada.

(International) Fax: 1-888-453-0330 (Canada and	Dividend dates for 2016
Subject to approval by the Board of Directors

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AK, AL, AZ, BB, BD, BF, BH, BI, and BJ	January 22 April 21 July 22 October 24	January 26 April 25 July 26 October 26	February 24 May 24 August 24 November 24
	Preferred shares series BK	April 21 July 22 October 24	April 25 July 26 October 26	May 24 August 24 November 24
	Preferred shares series C-1 (US$)	February 3 April 29 August 3 November 2	February 5 May 3 August 5 November 4	February 16 May 13 August 15 November 14
	Preferred shares series C-2 (US$)	January 27 April 27 July 27 October 26	January 29 April 29 July 29 October 28	February 8 May 9 August 8 November 7

Governance

A summary of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards is available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC INSURANCE and RBC TruCS which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.